As filed with the Securities and Exchange Commission on August 19, 2011
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMBIENT CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	4813	98-0166007

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7 WELLS AVENUE
NEWTON, MASSACHUSETTS 02459
(617) 332-0004

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

JOHN J. JOYCE
7 WELLS AVENUE
NEWTON, MASSACHUSETTS 02459
(617) 332-0004

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donna L. Brooks, Esq. Michael J. Fritz, Esq. Shipman & Goodwin LLP One Constitution Plaza Hartford, Connecticut 06103 Telephone: (860) 251-5000 Facsimile: (860) 251-5211	Robert S. Kant, Esq. Brian H. Blaney, Esq. Derek J. Mirza, Esq. Greenberg Traurig, LLP 2375 East Camelback Road, Suite 700 Phoenix, Arizona 85016 Telephone: (602) 445-8000 Facsimile: (602) 445-8100

Approximate Date of Proposed Sale to the Public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee
Common Stock, par value $0.001 per share	$57,500,000	$6,675.75

(1)	Includes shares that the underwriters have an option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 19, 2011

PRELIMINARY PROSPECTUS

           Shares
Common Stock
$      per share

We are offering           shares of our common stock. Our common stock is listed on the NASDAQ Capital Market under the symbol “AMBT.” On August 18, 2011, the last reported sale price of our common stock on the NASDAQ Capital Market was $8.20 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional           shares of common stock to cover over-allotments, if any.

Delivery of the shares is expected to be made on or about          , 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Stifel Nicolaus Weisel

Needham & Company, LLC	ThinkEquity LLC

The date of this prospectus is          , 2011.

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you in this prospectus when you make a decision about whether to invest in our common stock. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. This prospectus is not an offer to sell, nor is it seeking offers to buy, shares of our common stock in any circumstance under which the offers, sales or solicitations are unlawful or in jurisdictions where offers, sales or solicitations are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

In this prospectus, “company,” “we,” “us,” and “our” refer to Ambient Corporation and its subsidiary.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering, and our financial statements appearing elsewhere in this prospectus. Because this is only a summary, you should read this entire prospectus carefully, especially the risks described under “Risk Factors” beginning on page 11, before you invest in our common stock.

Overview

We are a leading provider of a smart grid communications platform that enables utilities to effectively deploy, integrate and communicate with multiple smart grid applications within the electric power grid. Our smart grid communications platform significantly improves the ability of utilities to use advanced technologies to upgrade their electric power grids, effectively making the grids more intelligent.

The term “smart grid” refers to the use of advanced technologies to upgrade the electric power grid, or the grid, effectively making the grid more intelligent and efficient. The grid was largely designed and built decades ago to reliably distribute electricity from generators to customers in a manner resulting in sizable capital investments and operating costs. A number of factors are increasingly straining the grid, including rapidly growing electricity demand, two-way power flow, the implementation of renewable and distributed energy sources and advanced pricing plans. As such, the aging grid is prone to reliability, security, availability and power quality issues, costing utilities and consumers billions of dollars each year. Technology is now revolutionizing the grid and transforming it into an efficient, communicating energy service platform. We believe that the smart grid will address the current shortcomings of the grid and deliver significant benefits to utilities and consumers of energy, including reduced costs, increased power reliability and quality, accommodation of renewable energy technologies, consumer empowerment over energy consumption and a platform for continued integration of new technologies.

The Ambient Smart Grid® communications platform, which includes hardware, software and firmware, enables utilities to effectively manage smart grid applications. Our communications platform provides utilities with a secure, two-way, flexible and open Internet protocol, or IP, architecture that efficiently networks smart grid applications and different technologies within each application and supports multiple communications technologies currently used by utilities, such as Wi-Fi, radio frequency, cellular technologies, power line communications, serial and Ethernet. Today, our communications platform enables the simultaneous integration and parallel communication of multiple smart grid applications provided by a variety of vendors, including smart metering, demand response and distribution automation. We believe that the Ambient Smart Grid® communications platform delivers significant benefits to utilities, including support of a single network; an open, scalable and interoperable platform; preservation of utility investments; third-party application hosting; remote and distributed intelligence; secure communications; and reduced overall implementation and operating costs.

The Ambient Smart Grid® products and services include communications nodes; a network management system, AmbientNMS®; integrated applications; and maintenance and consulting services. The communications nodes, our principal product, are physical boxes that contain the hardware and software needed for communications and data collection in support of smart grid assets. We have configured our communications nodes to act as individual data processors and collectors that receive signals from other networked devices, enabling smart grid applications. Duke Energy, our premier customer, has deployed approximately 55,000 of our communications nodes that receive data from smart electric and gas meters, using a variety of communications technologies, and process and transmit these data to the utility back office over a cellular carrier network for further processing. Furthermore, our communications nodes, in the fourth generation of development, also accommodate integrated applications that include our own developed technology and third-party technology, thereby substantially increasing their functionality. By enabling such system interoperability, our communications platform both reduces implementation and ongoing communications costs and improves overall power management efficiencies. We believe that, to date, no other single solution or technology has provided the necessary flexibility in a cost-effective manner, enabling a comprehensive digital communications platform while leveraging standards-based technologies. We developed our communications platform to specifically fill this void.

Our long-standing relationship with Duke Energy, which we believe has one of the most forward-looking smart grid initiatives in North America, has led to rapid growth in our business. We entered into a long-term agreement in September 2009 with Duke Energy, currently our sole customer, to supply Duke Energy with our Ambient Smart Grid® communications platform and license our AmbientNMS® through 2015. We increased revenue from $2.2 million in 2009 to $20.4 million in 2010 and generated $28.0 million of additional revenue in the first six months of 2011. As of June 30, 2011, we had backlog of approximately $68 million, consisting of products that we expect to deliver into 2012. We believe that there exists a significant opportunity for growth with Duke Energy and with Progress Energy, upon the anticipated completion of the proposed merger of Duke Energy and Progress Energy announced in January 2011. We also intend to leverage our success with Duke Energy to secure additional customers.

Industry Overview

The Electric Power Distribution Grid

The grid was largely designed and built decades ago. As a result, the aging grid is prone to reliability, security, availability and power quality issues, costing utilities and consumers billions of dollars each year. The following factors highlight the deficiencies of today’s grid:

Increasing Energy Demand. Worldwide economies and populations are expanding and that expansion and the proliferation of electronic devices require more, and higher quality, electricity. The increased energy demand has already begun, and will increasingly continue, to strain the reliability and integrity of the grid.

Severely Strained and Aging Grid. The strain on the grid has led to efficiency losses, service interruptions, higher electricity rates and costly unplanned maintenance and repair expenses. As consumers and industries increase their reliance on electronic devices, these disturbances and quality issues will become more disruptive and more costly.

Inability of the Grid to Support Proliferation of Renewable Energy and Related Technologies. Over the past few years, utilities and consumers have increased their adoption of centralized and distributed renewable energy, such as wind, solar and energy storage technologies, as a source of electricity. Furthermore, expected growth in electric vehicles will create the need for charging stations, placing additional strain on the grid. The grid will not be able to accommodate all of these renewable energy initiatives.

Limited Real-Time Operational Insight, Communication and Analysis. The century-old grid in the United States consists of over 300,000 miles of transmission lines and over 1,000,000 megawatts of generating capacity. The importance of today’s grid to modern society is unquestionable; however, it remains largely untouched by modern networking and communications technologies. The lack of these technologies has also had a limiting effect on the ability of utilities to engage with their customers and for customers to take an active role in their consumption and cost of energy and resources.

The Smart Grid

We believe that the smart grid transformation will address the shortcomings of the current grid as well as deliver significant benefits to utilities and consumers of energy. The smart grid encompasses multiple technologies and applications and represents significantly more than just smart electric meters. The term “smart grid” refers to the use of advanced communications technologies and modern computing capabilities to upgrade the electric power grid (and even other utility infrastructures, such as gas and water), effectively making the grid more intelligent and efficient. We believe that the implementation of intelligent and seamless communication across the grid represents the largest expected wave of information technology spending, similar to the previous telecommunications and Internet investment cycles.

Smart Grid Requirements

The success of the smart grid, with its promise of delivering significant benefits to utilities, consumers and the environment, will depend upon the successful implementation of smart grid applications that rely on a network communications infrastructure. Key requirements of the smart grid include the following:

Communications Platform. A secure, flexible and open communications platform is required to enable the smart grid. The communications platform provides real-time, two-way information flow from multiple smart grid applications to a network management system at a utility’s operations center, providing the critical foundation upon which a utility deploys its smart grid applications.

Interoperability. Various agencies, including the U.S. National Institute of Standards and Technology and the Institute of Electrical and Electronics Engineers, are developing specific smart grid standards that will allow for software and hardware components from different applications, vendors and technologies to seamlessly work together.

Scalability. As utilities incorporate millions of smart grid devices into the grid, all of which will generate vast amounts of information, the communications platform must both support all connected applications in parallel and allow for quick and cost-effective deployment of new smart grid devices and new applications.

Security. With increasing threats of cyber-attacks and the corresponding increased sophistication of malicious technology, communications infrastructure must provide security to protect the assets of the utility, preserve the reliability of the grid and protect consumers.

Cost Effectiveness. An interoperable, scalable and flexible communications platform allows a utility to deploy a single platform for all smart grid applications, reducing operation and maintenance costs associated with running separate networks. A flexible communications platform also allows utilities to avoid stranding assets by incorporating legacy technologies into more advanced systems, while also providing a platform for future technologies.

Smart Grid Benefits

The following represent some of the most significant benefits of the smart grid:

Reduces Costs for Utilities and Consumers. To meet the growing demand for electricity, utilities will need to invest substantial capital for added generation and transmission and distribution infrastructure. However, utilities can save costs associated with this investment through increased energy efficiency with the grid, reducing transmission congestion and preserving reserve capacity resulting from the deployment of smart grid applications.

Increases Power Reliability and Quality. The smart grid’s two-way communications capabilities provide real-time information about the grid’s electricity characteristics, such as current and voltage, allowing grid operators and smart devices to identify and optimize how electricity flows through the grid.

Accommodates Renewable Energy Sources and Electric Vehicles. Utilities need smart grid technologies to support the widespread adoption of renewable energy sources, electric vehicles and other clean technology solutions. The intermittent nature of renewable electricity, the developing energy storage technologies and the demand of electric vehicles all create challenges for utilities in matching energy generating sources with demand.

Facilitates Consumer Empowerment. Two-way communication will allow consumers to proactively monitor and control the way in which they consume electricity, which will ultimately help consumers to lower their electricity bills. Utilities can also develop improved pricing practices aimed at creating a more efficient pricing structure that addresses potential pricing inequalities during normal and peak demand cycles.

Provides a Platform for Technology Innovation. The smart grid will allow for the seamless integration of new technologies into the grid without the need to substantially change existing infrastructure, thereby avoiding significant capital costs required to support ever-evolving technologies.

Our Solution

The Ambient Smart Grid® Communications Platform

The Ambient Smart Grid® communications platform, which includes hardware, software and firmware, enables utilities to both effectively manage smart grid applications and directly integrate certain applications into our products themselves. Our communications platform provides a utility with a secure, two-way, flexible and open IP architecture that efficiently networks smart grid applications and different technologies within each application and supports multiple communications technologies currently used by utilities, such as Wi-Fi, radio frequency, cellular technologies, power line communications, serial and Ethernet. Our communications platform enables the integration of smart grid applications, such as smart metering, demand response, distribution automation and monitoring, and direct load control. It also provides an open and flexible platform allowing for the addition of multiple applications, as well as enhancements and future applications.

Our Ambient Smart Grid® communications nodes are attached on or near a utility’s transformer and they support applications and connectivity to devices that comprise the smart grid. These communications nodes are physical boxes we designed for use in the harsh, outdoor environments in which utilities operate. Our network management system, known as AmbientNMS®, manages the large numbers of devices on a smart grid network. By enabling such system interoperability, our communications platform both reduces implementation and ongoing communications costs and improves overall power management efficiencies. Furthermore, our communications nodes also accommodate smart grid applications installed directly into the communications nodes, which include our own developed technology and third-party technology, thereby substantially increasing their functionality.

Ambient Smart Grid® Benefits

Our products offer the following benefits to utilities:

Support of a Single Network Through Flexible Communications. Our communications nodes support multiple communication technologies simultaneously, allowing a utility to leverage a single communications platform to support many smart grid applications that rely on different communication technologies, such as cellular, Wi-Fi, 900MHz radio frequency, power line carrier, serial and Ethernet, all operating in parallel in a single communications node.

Open Platform for Scalability and Interoperability. The AmbientNMS,® or third-party management systems, can manage our open communications platform. Our communications platform offers flexibility that allows utilities to deploy multiple smart grid applications from multiple vendors, including our competitors, and it can evolve with new technologies.

Preservation of Utility Smart Grid Investments. The flexibility and open architecture of our communications platform protect a utility against stranding existing assets, including an investment in our communications platform itself. It is a major impediment for utility smart grid investment if a utility is not able to recover, or is concerned about recovering, the costs of previously deployed assets. As utilities gradually replace legacy smart grid assets with current technologies throughout the natural replacement cycle, they can seamlessly integrate into our existing communications nodes and communications platform, eliminating the need for a costly, wholesale deployment as smart grid technologies and applications continue to evolve.

Local Application Hosting and Development Framework. We have designed our communications nodes to host both Ambient-developed applications and third-party applications. By leveraging our open communications platform, excess processing power and flash memory, we can integrate smart grid applications for utilities directly into our communications nodes, expanding their overall functionality.

Remote and Distributed Intelligence. Our communications nodes are equipped with powerful processing capabilities that allow for local management and control of smart grid data, which may be aggregated from multiple smart grid applications. Processing and storage capabilities within the communications nodes allow a utility to more efficiently manage a vast amount of distributed data.

Secure Communications. We secure our communications platform through the use of both physical tamper detection features and secure protocols that encrypt data traffic.

Reduced Overall Communications Implementation and Operating Costs. We deliver our communications platform completely preconfigured to the needs of the utility, allowing for a rapid and simplified deployment. Furthermore, there is no need for a utility to develop and invest in separate, application-specific communications platforms in order to integrate all smart grid-related assets because our communications platform provides for a single network that can accommodate a variety of applications and technologies in parallel.

Duke Energy Relationship

Since 2005, we have been a key strategic partner of Duke Energy and we believe the leading supplier of its smart grid communications technology in connection with its smart grid implementation. With what we believe is one of the most forward-looking smart grid initiatives in North America, Duke Energy announced plans to invest $1 billion over the next five years in smart grid equipment for its service territories, including Ohio, Indiana, Kentucky and the Carolinas.

We believe that we are the predominant provider of communications nodes and network management system software for Duke Energy’s Ohio deployment and we believe that Duke Energy will continue to predominantly use our communications platform for the remainder of its Ohio smart grid deployment. Throughout the past five years, we have worked with Duke Energy to develop our communications platform, which has enabled Duke Energy’s ability to rapidly deploy its smart grid initiatives. Through July 2011, Duke

Energy has deployed approximately 55,000 of our communications nodes, primarily relating to its Ohio Smart grid implementation.

We believe that we have a substantial opportunity to grow our business with Duke Energy. In January 2011, Duke Energy and Progress Energy announced a proposed merger that is subject to stockholder and regulatory approval. Together, Duke Energy and Progress Energy have committed to spend a combined $1.5 billion in smart grid initiatives, partially funded by approximately $400 million in total grants awarded to them in 2010 under the American Recovery and Reinvestment Act of 2009, or ARRA, and required to be spent by 2013. In addition to the 130,000 communications nodes scheduled for deployment in Ohio, we estimate that Duke Energy would require over 670,000 communications nodes if it implements a full deployment of smart grid communications nodes in Indiana, Kentucky and the Carolinas. If Duke Energy and Progress Energy complete their proposed merger and the combined company adopts Duke Energy’s deployment strategy relating to smart grid initiatives, we estimate a potential deployment of 620,000 additional communications nodes in Progress Energy’s territories in Florida and the Carolinas.

Competitive Strengths

We believe that the following competitive strengths help us to maintain a leading position in providing smart grid communications solutions to utilities:

Proven Technology. Since 2008, Duke Energy has successfully deployed our communications platform. With the deployment of approximately 55,000 communications nodes providing the connectivity for a variety of smart grid applications, we have demonstrated that our technology is quickly scalable and highly reliable.

Premier Utility Customer. Duke Energy is one of the largest utilities in the United States with what we believe to be one of the most forward-looking smart grid initiatives in North America. We have served as a strategic partner of Duke Energy’s smart grid programs since 2005. We believe that other utilities will adopt Duke Energy’s vision of implementing a communications platform that can accommodate a variety of smart grid applications and communications technologies, moving beyond a focus on smart meters, in order to realize the full benefits of the smart grid.

Communications Focused. Since 2000, we have maintained a focus on the development of a communications platform that meets the needs of utilities. Our commitment to this market segment allows us to focus all research and development and engineering efforts on meeting the challenges of this market and rapidly responding to customer needs. Our focus, experience and industry know-how, built over three increasingly robust generations of our current communications platform, allow us to quickly react to the ever-changing and individualized needs of utilities.

Purpose-Built Products. Our substantial industry experience and relationship with Duke Energy have led to the development of products that are purpose-built for the harsh, outdoor environments in which utilities must operate. We have designed our equipment for direct placement onto the distribution infrastructure, which exposes it to the natural elements, without the need for an additional enclosure. Further, the internal elements of our communications nodes which includes hardened components, battery backups, excess surge protection and other components. Preconfigured and self-registering communications nodes allow for rapid and safe installation and eliminate the need for on-site field engineers, reducing installation time and cost.

Our Growth Strategy

Our objective is to maintain our market leadership position in providing a communications and application platform that enables a utility’s comprehensive smart grid initiatives. The following key initiatives comprise our growth strategy:

Expand Our Relationship with Duke Energy. We plan to expand our relationship with Duke Energy as it continues its smart grid deployment initiatives in additional service territories and with additional applications. We expect that, as Duke Energy deploys smart grid assets in other regions, including Indiana, Kentucky and the Carolinas, a significant opportunity exists for us to provide hundreds of thousands of our communications nodes. Finally, if Duke Energy and Progress Energy complete their proposed merger, we believe that we will have further expansion opportunities.

Secure New Utility Customers. We intend to leverage our successful commercial deployment with Duke Energy to secure new domestic and international customers that are evaluating communications platforms to accommodate and integrate a variety of smart grid applications. These new customers may include utilities that have already deployed smart meter-centric systems and utilities that are still developing their smart grid plans.

Establish Strategic Relationships. We plan to form additional strategic relationships with smart grid application vendors, including meter manufacturers, distribution automation equipment manufacturers, communications providers and other key value-added providers in the smart grid industry. By establishing such relationships, we believe that we can accelerate the sales of our products.

Continue Product Innovation and Development. We will continue to invest in the development of new capabilities for our communications platform in order to meet the evolving needs of utilities. We have released three generations of our Ambient Smart Grid® products, and we are currently in the final testing stages of our fourth generation products, which we expect to begin shipping in the first half of 2012. With our commitment to research and development, we believe that we will provide significantly improved products with greater functionality delivered at lower cost than previously released products.

Selected Risk Factors

Our business is subject to a number of risks that you should understand before making an investment decision. We more fully discuss these risks in the “Risk Factors” section of this prospectus. These risks include the following:

•	We currently depend on one customer, Duke Energy, for substantially all of our revenue, and any material delay, reduction or cancellation of orders from this customer would significantly reduce our revenue and have a material negative impact on our business.
•	We have never achieved profitability on an annual basis, and we may be unable to achieve or maintain profitability in future periods.
•	Utility industry sales cycles can be lengthy and unpredictable, which can negatively impact our ability to expand the deployment of our products with Duke Energy and to secure new customers.
•	The market for our products and services, and smart grid technology generally, is still developing and we will have difficulty expanding our business and securing new customers if the market develops less extensively or more slowly than we expect.
•	Because the markets for our products are highly competitive, we may lose sales to our competitors, which would harm our revenue and operating results.

•	If we are unable to keep pace with technological innovations and are unable to continue to develop new products and product enhancements, we may be unable to expand our business with Duke Energy or secure new customers.

•	Our inability to protect our intellectual property could impair our competitive advantage, reduce our revenue and increase our costs.
•	Our principal stockholder will continue to be able to exert substantial influence over us.

Our Corporate Information

Ambient is a Delaware corporation that was incorporated in 1996. Our principal offices are located at 7 Wells Avenue, Newton, Massachusetts 02459, and our telephone number is (617) 332-0004. Our common stock is listed on the NASDAQ Capital Market under the symbol “AMBT.” We maintain a website at www.ambientcorp.com. Information contained on our website is not part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Common stock offered by us	shares

Over-allotment option offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, which may include working capital and capital expenditures.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of the factors to consider carefully before deciding to invest in shares of our common stock.

NASDAQ Capital Market symbol	“AMBT”

The number of shares of our common stock outstanding after this offering is based on 16,532,228 shares outstanding as of August 15, 2011 and excludes:

•	an aggregate of 1,174,715 shares issuable upon the exercise of then outstanding stock options at a weighted average exercise price of $11.18 per share;
•	an aggregate of 1,151,807 shares issuable upon the exercise of then outstanding warrants at a weighted average exercise price of $16.29 per share; and
•	an aggregate of 2,322,916 shares reserved for issuance under our 2000 Equity Incentive Plan and 2002 Non-Employee Directors Stock Option Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option and has been adjusted to reflect the 1-for-100 reverse stock split of our common stock that became effective on July 18, 2011.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We have derived the following consolidated statement of operations data and cash flow data for the years ended December 31, 2008, 2009 and 2010 and consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following consolidated statement of operations data and cash flow data for the years ended December 31, 2006 and 2007 and consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from our audited financial statements which are not included in this prospectus. We have derived the following consolidated statement of operations data and cash flow data for the six months ended June 30, 2010 and 2011 and the consolidated balance sheet data as of June 30, 2011 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated balance sheet data as of June 30, 2010 from our unaudited consolidated financial statements which are not included in this prospectus. The unaudited consolidated financial statements include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for the fair presentation of the financial information set forth in those statements. Share and per share information have been adjusted to reflect the 1-for-100 reverse stock split of our common stock that became effective on July 18, 2011. Our historical results are not necessarily indicative of our results to be expected for the remainder of 2011 or in any future period.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(In thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
Total revenue	$2,337	$2,265	$12,622	$2,193	$20,358	$6,258	$27,993
Cost of goods sold	1,751	1,806	9,942	1,836	12,023	3,782	15,963

Gross profit	586	459	2,680	357	8,335	2,476	12,030

Operating expenses:
Research and development expenses	3,559	3,675	4,351	4,946	6,314	2,975	4,893
Selling, general and administrative expenses	3,530	4,012	3,600	4,662	5,239	2,305	3,507

Total operating expenses	7,089	7,687	7,951	9,608	11,553	5,280	8,400

Operating (loss) income	(6,503)	(7,228)	(5,271)	(9,251)	(3,218)	(2,804)	3,630

Interest (expense) income, net	(482)	(1,102)	(3,116)	(4,963)	(214)	(213)	12
Amortization of beneficial conversion feature of convertible debt	(2,194)	(2,657)	—	—	—	—	—
Amortization of deferred financing costs	(3,560)	(4,943)	—	—	—	—	—
Loss on extinguishment of debt	—	—	(2,789)	—	—	—	—
Other income (expense), net	—	174	(118)	(32)	246	—	—

Total other (loss) income	(6,236)	(8,528)	(6,023)	(4,995)	32	(213)	12

Provision for income taxes	—	—	—	—	—	—	109

Net (loss) income	$(12,739)	$(15,756)	$(11,294)	$(14,246)	$(3,186)	$(3,017)	$3,533

Net (loss) income per share (basic)	$(7.29)	$(6.55)	$(3.75)	$(1.81)	$(0.21)	$(0.20)	$0.21
Net (loss) income per share (diluted)	$(7.29)	$(6.55)	$(3.75)	$(1.81)	$(0.21)	$(0.20)	$0.21
Weighted average shares used in computing basic net (loss) income per share	1,747	2,405	3,016	7,891	15,385	15,022	16,496
Weighted average shares used in computing diluted net (loss) income per share	1,747	2,405	3,016	7,891	15,385	15,022	16,936

	As of December 31,					As of June 30,
	2006	2007	2008	2009	2010	2010	2011

BALANCE SHEET DATA:
Cash and cash equivalents	$2,386	$546	$8,012	$987	$6,987	$1,374	$12,545
Total assets	5,429	2,816	10,622	3,393	10,573	3,041	16,798
Working capital, net(1)	2,197	(253)	7,688	(225)	5,577	(411)	10,203
Convertible debt (current and long-term portion)	1,164	2,672	755	9,816	—	—	—
Total stockholders’ equity (deficit)	2,795	(1,465)	7,454	(9,535)	6,136	109	11,109
CASH FLOW DATA:
Cash flows from operations	(6,362)	(6,697)	(5,549)	(7,720)	(1,592)	(1,969)	5,940
Cash flows from investing activities	(360)	50	(576)	(269)	(527)	(264)	(511)
Cash flows from financing activities	8,713	4,807	13,591	964	8,119	2,620	129

(1)	Excluding current portion of convertible debt

RISK FACTORS

An investment in our common stock involves a substantial risk of loss. You should read and carefully consider the following risks, together with the financial and other information contained in this prospectus, before you decide to invest in shares of our common stock. Our business, operating results and financial condition may be materially and adversely affected by any of these risks. As a result, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to our Business

We currently depend on one customer for substantially all of our revenue, and any material delay, reduction or cancellation of orders from this customer would significantly reduce our revenue and have a material negative impact on our business.

Duke Energy accounted for substantially all of our revenue for each of our last five fiscal years and for the first six months of our current fiscal year. Any material delay, reduction or cancellation of orders from Duke Energy would have a material adverse effect on our business, including significantly reduced revenue, unabsorbed overhead and incurred net losses.

Although we have a long-term contract that stipulates the general terms of our relationship, Duke Energy does not provide us with firm purchase commitments for the duration of the contract. Instead, Duke Energy provides us with 12-month rolling order forecasts and monthly purchase orders. Duke Energy, can delay, reduce or cancel purchase orders at any time prior to the anticipated lead time for delivery of the products (typically three months), subject to Duke Energy’s payment of a cancellation fee not to exceed the price of the products cancelled. Duke Energy may also delay, reduce or cancel its purchase orders without penalty if we are unable to deliver the products ordered thereunder within a specified time from the scheduled delivery date.

Our immediate business opportunities continue to be primarily dependent on the success of our deployments with Duke Energy and the future decisions of Duke Energy relating to its smart grid deployment in its service territories. Our goal is to increase our business with Duke Energy and to attract new customers. We may not achieve this goal within an acceptable period of time or at all. The failure to increase our business with Duke Energy or to attract new customers would have a material adverse effect on our business and prospects.

In January 2011, Duke Energy and Progress Energy announced a proposed merger that is subject to stockholder and regulatory approval. Since the merger of Duke Energy and Progress Energy is complex and each company has its own smart grid related investment plans, we are unable to assess the effects, if any, that the proposed merger will have on our business. We cannot assure you that the post-merger entity will continue or expand its business with us.

We have never achieved profitability on an annual basis, and we may be unable to achieve or maintain profitability in future periods.

We have never achieved profitability on an annual basis. We incurred net losses of $15.8 million in 2007, $11.3 million in 2008, $14.2 million in 2009 and $3.2 million in 2010. At December 31, 2010, we had an accumulated deficit of $143.4 million. We had net income of $1.1 million in the first quarter of our current fiscal year and $2.4 million in the second quarter of our current fiscal year. We may not, however, be able to maintain profitability in our current or future fiscal years. To grow our revenue and customer base, we also plan to increase spending associated with technology and business development, thereby increasing our operating expenses. These increased costs may cause us to incur net losses in the foreseeable future, and we may be unable to grow our revenue and expand our customer base to become profitable on an annual basis.

We depend on factors affecting the utility industry.

We expect to continue to derive substantially all of our revenue from sales of products to utilities. Purchases of our products may be deferred as a result of many factors, including economic downturns, slowdowns in new residential and commercial construction, access to capital at acceptable terms, utility specific financial circumstances, mergers and acquisitions, regulatory decisions, weather conditions and interest rates. We may experience variability in operating results on an annual and a quarterly basis as a result of these factors.

Utility industry sales cycles can be lengthy and unpredictable, which can negatively impact our ability to expand the deployment of our products with Duke Energy and to secure new customers.

Sales cycles for smart grid projects are generally long and unpredictable due to budgeting, procurement and regulatory approval processes that can take up to several years to complete. Utility customers typically issue requests for quotes and proposals, establish evaluation committees, review different technical options, require pilot programs prior to commercial deployments, analyze cost and benefit metrics, consider regulatory factors and follow their normal budget approval processes. In addition, many electric utilities tend to be risk averse and tend to follow industry trends rather than be the first to purchase new products or services. These tendencies can extend the lead time for, or prevent acceptance of, new products or services, including those for smart grid initiatives despite the support of the federal government through grants and other incentives.

Accordingly, potential customers may take longer to reach a decision to initiate smart grid programs or to purchase our products or services. It is not unusual for a utility customer to go through the entire sales process and not accept any proposal or quote. This extended sales process requires the dedication of significant time by our personnel to develop relationships at various levels and within various departments of utilities and our use of significant financial resources, with no certainty of success or recovery of our related expenses. Long and unpredictable sales cycles with utility customers could have a material adverse effect on our business, operating results or our financial condition.

The market for our products and services, and smart grid technology generally, is still developing and we will have difficulty expanding our business and securing new customers if the market develops less extensively or more slowly than we expect.

The market for our products and services, and smart grid technology generally, is still developing, and it is uncertain whether our products and services will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness and ability of utilities to implement smart grid technology. Many utilities lack the financial resources and/or technical expertise required to evaluate, deploy and operate smart grid technology. Regulatory agencies, including public utility commissions, govern utilities’ activities, and they may not create a regulatory environment that is conducive to the implementation of smart grid technologies in a particular jurisdiction. Furthermore, some utilities may be reluctant or unwilling to adopt smart grid technology because they may be unable to develop a business case to justify the up-front and ongoing expenditures. If utilities do not widely adopt smart grid technologies or do so more slowly than we expect, we will have difficulty expanding our business and securing new customers, which will adversely affect our business and operating results.

Because the markets for our products are highly competitive, we may lose sales to our competitors, which would harm our revenue and operating results.

Competition in the smart grid market is intense and involves rapidly changing technologies, evolving industry standards, frequent new product introductions, changes in customer or regulatory requirements and localized market requirements. Competitive pressures require us to keep pace with the evolving needs of utilities; to continue to develop and introduce new products, features and services in a timely, efficient and cost-effective manner; and to stay abreast of regulatory factors affecting the utility industry.

We compete with a wide array of manufacturers, vendors, strategic alliances, systems developers and other businesses, including other smart grid communications technology companies, ranging from relatively smaller companies focusing mainly on communications technology to large Internet and software-based companies. In addition, some providers of smart meters may add communications capabilities to their existing business in the future, which could decrease our base of potential customers and could decrease our revenue and profitability. “Early adopters,” or customers that have sought out new technologies and services, have largely comprised the target market for our products. Because the number of early adopters is limited, we will need to expand our target markets by marketing and selling our products to mainstream customers to continue our growth.

Some of our present and potential future competitors have, or may have, greater name recognition, experience and customer bases as well as substantially greater financial, technical, sales, marketing, manufacturing and other resources than we possess and that afforded them competitive advantages. These potential competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies, obtain more favorable pricing from suppliers and manufacturers and exert more influence on sales channels than we do. Competitors may sell products at lower prices in order to obtain market share. Competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Competitors may also be able to devote greater resources to the development, promotion and sale of their products and services than we can. Competitors may introduce products and services that are more cost-efficient, provide superior performance or achieve greater market acceptance than our products and services. Our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of our prospective customers. It is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Other companies may also drive technological innovation and develop products that are equal or superior in quality and performance to our products and render our products non-competitive or obsolete.

Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenue, any of which could have a material adverse effect on our operating results and financial condition. If we fail to compete successfully with current or future competitors, we could experience material adverse effects on our business, financial condition, results of operations and cash flows.

If we are unable to keep pace with technological innovations and are unable to continue to develop new products and product enhancements, we may be unable to expand our business with Duke Energy or secure new customers.

We operate in a new and evolving market. Technological advances, the introduction of new products, evolving industry standards, changing industry preferences and changes in utility industry regulatory requirements could adversely affect our business unless we are able to adapt to the changing conditions. Technological advances or changing industry preferences could render our products less desirable or obsolete, and we may not be able to respond effectively to the requirements of evolving market conditions. As a result, we may need to commit significant financial and other resources to the following:

•	engaging additional engineering and other technical personnel;
•	continuing research and development activities on existing and potential products;
•	maintaining and enhancing our technological capabilities;
•	pursuing innovative development of new products and technologies;
•	designing and developing new products and product enhancements that appeal to customers;
•	meeting the expectations of our customers in terms of product design, cost, performance and service;
•	responding to changing industry preferences;
•	maintaining efficient, timely and cost-effective manufacturing resources of our products; and
•	achieving customer acceptance of our products and technologies.

Our future success depends on our ability to address the changing market needs by developing and introducing new products and product updates that compare favorably on the basis of timely introduction, cost and performance with the products of competitive suppliers and evolving technologies. We must also extend and keep pace with technological developments and emerging industry standards that address the needs of customers. We intend to commit substantial resources to developing new products, product enhancements and technological advances for the smart grid market. The smart grid market is relatively new, and industry standards for this market are evolving and changing. If the smart grid market does not develop as anticipated, or if demand for our products in this market does not materialize or occurs more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, which will adversely affect our business and operating results.

Existing and future regulations concerning the electric utility industry may present technical, regulatory and economic barriers that may significantly impact future demand for our products.

International, federal, state and local government regulations and policies, as well as internal policies and regulations promulgated by electric utilities, heavily influence the market for the electric utility industry. These regulations and policies often relate to investment initiatives, including decisions relating to investment in smart grid technologies, as well as building codes, public safety regulations and licensing requirements. In addition, certain of our contracts with our potential utility customers may be subject to approval by federal, state or local regulatory agencies, which may not be obtained or be issued on a timely basis. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified and have a substantial impact on the market for our and other smart grid related technologies. If such regulations or policies do not continue to gain acceptance for smart grid initiatives or the adoption of such initiatives takes substantially longer than expected, our prospects for developing new customers could be significantly limited.

Duke Energy and some potential utility customers have applied for government grants and may also seek to participate in other government incentive programs, and if those grants or other incentives are not received or are significantly delayed, our results of operations could suffer.

Many utilities, including Duke Energy and some of our potential utility customers, have applied for grants and may seek to participate in other government incentive programs designed to stimulate the U.S. economy and support environmental initiatives, including smart grid technologies. In certain cases, such as with the American Reinvestment and Recovery Act of 2009, or ARRA, the U.S. government has approved the funds, and the government and the utilities have entered into agreements under which the government has agreed to award funds to the utilities, but significant portions of the funds have not yet been distributed. Duke Energy has applied for and been granted funding under ARRA programs, which may account for a significant portion of our current and anticipated future revenue and billings. Duke Energy and our potential utility customers that seek these government grants or incentives may delay or condition the purchase of our products and services upon receipt of such funds or upon their confidence in the future disbursement and tax treatment of those funds. If Duke Energy and our potential utility customers do not receive these funds or if their receipt of funds is significantly delayed, our operating results could suffer. Similarly, the receipt of government funds or incentives may be conditioned upon utilities meeting milestones and other requirements, some of which may not be known until a future point in time. If our products and services do not meet the requirements necessary for receipt of government funds or other incentives, Duke Energy and our potential utility customers may delay or condition the purchase of our products and services until they meet these requirements, and our results of operations could suffer. Furthermore, there may not be government funds or incentives for utilities in future periods. As a result, Duke Energy and our potential utility customers may not have the resources or incentives to purchase our products and services in those future periods.

The adoption of industry standards applicable to our products or services could limit our ability to compete in the marketplace.

Standards bodies, which are formal and informal associations that seek to establish voluntary, non-governmental product and technology standards, are influential in the United States and abroad. We participate in voluntary standards organizations in order to both help promote non-proprietary, open standards for interoperability with our products and to prevent the adoption of exclusionary standards. However, we are not able to control the content of adopted voluntary standards and do not have the resources to participate in all voluntary standards processes that may affect our markets. The adoption, or expected adoption, of voluntary standards that are incompatible with our products or technology or that favor our competitors’ products or technology could limit the market opportunity for our products and services or render them obsolete, any of which could materially and adversely affect our revenue, results of operations and financial condition.

If we become subject to product returns and product liability claims resulting from defects in our products, we may fail to achieve market acceptance of our products, and our business could be harmed.

We develop complex products for use in an evolving marketplace and generally warrant our products for a period of 12 months from the date of sale. Despite testing by us and customers, our products may contain or may be alleged to contain undetected errors or failures. In addition, a customer or its installation partners may improperly install or implement our products. The integration of our products in smart grid networks or applications may entail the risk of product liability or warranty claims based on disruption to these networks or applications. Any such manufacturing errors or product defects could result in a delay in recognition or loss of revenue, loss of market share or failure to achieve market acceptance. Additionally, these defects could result in financial or other damages to a customer; cause us to incur significant warranty, support and repair costs; and divert the attention of our engineering personnel from our product development efforts. A product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly to defend. The occurrence of these problems would likely harm our business.

We currently maintain property, general commercial liability, errors and omissions and other lines of insurance. Such insurance may be insufficient in amount to cover any particular claim, or we might not carry insurance that covers a specific claim. In addition, such insurance may not be available in the future or the cost of such insurance may increase substantially.

Our ability to provide bid bonds, performance bonds or letters of credit may be limited and could negatively affect our ability to bid on or enter into significant long-term agreements.

We may be required to provide bid bonds or performance bonds to secure our performance under customer contracts or, in some cases, as a prerequisite to submit a bid on a potential project. Our ability to obtain such bonds will depend upon our capitalization, working capital, past performance, management expertise and reputation, and external factors beyond our control, including the overall capacity of the surety market. Surety companies consider those factors in relation to the amount of our tangible net worth and other underwriting standards that may change from time to time. Surety companies may require that we collateralize a percentage of the bond with our cash or other form of credit enhancement. Events that affect surety markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. In addition, utilities may require collateral guarantees in the form of letters of credit to secure performance or to fund possible damages as the result of an event of default under any contracts with them. If we enter into significant long-term agreements that require the issuance of letters of credit, our liquidity could be negatively impacted. Our inability to obtain adequate bonding or letters of credit and, as a result, to bid or enter into significant long-term agreements, could have a material adverse effect on our ability to effectively compete and could impact our future business.

We currently rely on a single contract manufacturer to produce our products, and a loss of our sole contract manufacturer or its inability to satisfy our quality and other requirements could severely disrupt the production and supply of our products.

We utilize one contract manufacturer for all of our production requirements. This manufacturing is conducted in China by a U.S.-based company that also performs services for numerous other companies. We depend on our manufacturer to maintain high levels of productivity and satisfactory delivery schedules. Our reliance on our manufacturer reduces our control over the manufacturing process, exposing us to risks, including reduced control over quality assurance, product costs and product supply. Any financial, operational or other difficulties involving our manufacturer could adversely affect us. We provide our manufacturer with up to 12-month rolling forecasts of our production requirements. We do not, however, have long-term agreements with our manufacturer that guarantees production capacity, prices, lead times or delivery schedules. Since our manufacturer serves other customers, a number of which have greater production requirements than we do, our manufacturer could determine to prioritize production capacity for other customers or reduce or eliminate production for us on short notice. We could also encounter lower manufacturing productivity and longer delivery schedules in commencing volume production of new products. Any of these problems could result in our inability to deliver our products in a timely manner and adversely affect our operating results. The loss of our relationship with our manufacturer or its inability to conduct its manufacturing services for us as anticipated in terms of cost, quality and timeliness could adversely affect our ability to fill customer orders in accordance with required delivery, quality and performance requirements. If this were to occur, the resulting decline in revenue would harm our business.

If any one of these risks materializes, it could significantly impact our operations and our ability to fulfill our obligations under purchase orders with Duke Energy as well as future orders from Duke Energy or other customers. Qualifying new manufacturers is time consuming and might result in unforeseen manufacturing and operational problems. If we had to transition to an alternative contract manufacturer we could experience operational delays, increased product costs and increased operating costs which could irreparably harm our relationship with Duke Energy, harm our reputation and could potentially impact our ability to secure new customers.

Shortages of components and materials may delay or reduce our sales and increase our costs, thereby harming our results of operations.

The inability of our manufacturer to obtain sufficient quantities of components and other materials necessary for the production of our products could result in reduced or delayed sales or lost orders. Any delay in or loss of sales could adversely impact our operating results. Some of the materials used in the production of our products are available from a limited number of foreign suppliers, particularly suppliers located in Asia. In most cases, neither we nor our manufacturer has long-term supply contracts with these suppliers. As a result, we are subject to increased costs, supply interruptions and difficulties in obtaining materials.

Security breaches involving our smart grid products or services, publicized breaches in smart grid products and services offered by others or the public perception of security risks or vulnerability created by the deployment of the smart grid in general, whether or not valid, could harm our business.

The security technologies we have integrated into our communications platform and products that are designed to detect unauthorized activity and prevent or minimize security breaches may not function as expected and our products and services, those of other companies with whose products our products and services are integrated or interact, or even the products of other smart grid solutions providers may be subject to significant real or perceived security breaches.

Our communications platform allows utilities to monitor, compile and analyze sensitive information related to consumers’ energy usage, as well as the performance of different parts of the electric power distribution grid. As part of our data transfer and managed services, we may store and/or come into contact with sensitive consumer information and data when we perform operational, installation or maintenance functions for a utility customer. If, in handling this information, we, our partners or a utility customer fails to comply with privacy or security laws, we could face significant legal and financial exposure to claims of government agencies, utility customers and consumers whose privacy is compromised. Even the perception that we, our partners or a utility customer has improperly handled sensitive, confidential information could have a negative effect on our business. In addition, third parties may, through computer viruses, physical or electronic break-ins and other means, attempt to breach our security measures or inappropriately use or access our AmbientNMS® or the communications nodes we have in the field. If a breach is successful, sensitive information may be improperly obtained, manipulated or corrupted, and we may face legal and financial exposure. In addition, a breach could lead to a loss of confidence in our products and services, and our business could suffer.

Our current and anticipated future products and services allow authorized personnel to remotely control equipment at residential and commercial locations, as well as at various points on the grid. For example, our software could allow a utility to remotely connect and disconnect electricity at specific customer locations. If an unauthorized third party were to breach our security measures and disrupt, gain access to, or take control of, any of our products or services, our business and reputation could be severely harmed.

Our products and services may also be integrated or interface with products and services sold by third parties, and rely on the security of those products and their secure transmission of proprietary data over the Internet and other networks. Because we do not have control over the security measures implemented by third parties in their products or in the transmission of data over the Internet and other networks, we cannot ensure the complete integrity or security of such third-party products and transmissions.

Concerns about security or customer privacy may result in the adoption of state or federal legislation that restricts the implementation of smart grid technology or requires us to make modifications to our products, which could significantly limit the deployment of our technologies or result in significant expense to modify our products.

Any real or perceived security breach could seriously harm our reputation and result in significant legal and financial exposure, inhibit market acceptance of our products and services, halt or delay the deployment by utilities of our products and services, cause us to lose sales, trigger unfavorable legislation and regulatory action and inhibit the growth of the overall market for smart grid products and services. Any of these risks could have a material adverse effect on our business, operating results and financial condition.

Developments in data protection laws and regulations may affect technology relating to smart grid products and solutions, which could adversely affect the demand for our products and services.

Our products and services may be subject to data protection laws and regulations that impose a general framework for the collection, processing and use of personal data. Our communications platform relies on the transfer of data relating to individual energy use and may be affected by these laws and regulations. It is unclear how the regulations governing the transfer of personal data in connection with privacy requirements will further develop in the United States and internationally, and to what extent this may affect technology relating to smart grid products and services. This could have a material adverse effect on our business, financial condition and results of operations.

We use some open source software in our products and services that may subject our products and services to general release or require us to re-engineer our products and services, which may cause harm to our business.

We use some open source software in connection with our products and services. From time to time, companies that incorporate open source software into their products have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. We monitor the use of open source software in our products and services and try to ensure that none of the open source software is used in a manner that would require us to disclose the source code to the related product or that would otherwise breach the terms of an open source agreement. However, such use could inadvertently occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our products, discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, operating results and financial condition.

Our quarterly results are inherently unpredictable and subject to substantial fluctuations, and, as a result, we may fail to meet the expectations of securities analysts and investors, which could adversely affect the trading price of our common stock.

Our revenue and other operating results may vary significantly from quarter to quarter as a result of a number of factors, many of which are outside of our control. While our revenue has increased in recent periods, there can be no assurances that our revenue will continue to increase or will not decrease on a quarterly or annual basis.

The factors that may affect the unpredictability of our quarterly results and cause our stock price to fluctuate include the following:

•	long, and sometimes unpredictable, sales and customer deployment cycles;
•	changes in the mix of products and services sold;
•	our dependence on a single customer;
•	changing market conditions;
•	changes in the competitive environment;
•	failures of our products or components that we use in our products that delay deployments, harm our reputation or result in high warranty costs, contractual penalties or terminations;
•	product or project failures by third-party vendors, utility customers or competitors that result in the cancellation, slowing down or deferring of projects;
•	liquidated damage provisions in our current or future contracts, which could result in significant penalties if triggered or, even if not triggered, could affect our ability to recognize revenue in a given period;
•	the ability of our suppliers and manufacturers to deliver supplies and products to us on a timely basis;
•	delays associated with government funding programs for smart grid projects;
•	political and consumer sentiment and the related impact on the scope and timing of smart grid deployment; and
•	economic, regulatory and political conditions in the markets where we operate or anticipate operating.

As a result, we believe that quarter to quarter comparisons of operating results are not necessarily indicative of what our future performance will be. In future quarters, our operating results may be below the expectations of securities analysts or investors, in which case the price of our common stock may decline.

Negative economic conditions in the United States and globally may have a material and adverse effect on our operating results, cash flow and financial condition.

The economies in the United States and countries around the world have been recovering from a global financial crisis and recession, which began in 2008, but financial markets and world economies continue to be volatile. Significant long-term effects will likely result from the financial crisis and recession, including slower and more volatile future global economic growth than during the years prior to the financial crisis of 2008. A lower future economic growth rate could result in reductions in sales of our products and services, slower adoption of new technologies and an increase price competition. Any of these events would likely harm our business, results of operations and financial condition.

International manufacturing and sales risks could adversely affect our operating results.

Our products are produced in China by a U.S.-based, third-party contract manufacturer. We may also expand our addressable market by pursuing opportunities to sell our products in international markets. We have had no experience operating in markets outside of the United States. Accordingly, new markets may require us to respond to new and unanticipated regulatory, marketing, sales and other challenges. We may not be successful in responding to these and other challenges that we may face as we enter and attempt to expand in international markets. International operations also entail a variety of other risks. The manufacture of our products abroad and our potential expansion into international markets expose us to various economic, political and other risks that could adversely affect our operations and operating results, including the following:

•	potentially reduced protection for intellectual property rights;
•	political, social or economic instability in certain parts of the world;
•	unexpected changes in legislature or regulatory requirements of foreign countries;
•	differing labor regulations;
•	tariffs and duties and other trade barrier restrictions;
•	possible employee turnover or labor unrest;
•	the burdens and costs of compliance with a variety of foreign laws;
•	currency exchange fluctuations;
•	potentially adverse tax consequences; and
•	potentially longer payment cycles and greater difficulty in accounts receivable collections.

International operations are also subject to general geopolitical risks, such as political, social and economic instability and changes in diplomatic and trade relations. One or more of these factors could adversely affect any international operations and result in lower revenue than we expect and could significantly affect our profitability.

Growth in our business may be impacted if international trade is hindered, disrupted or economically disadvantaged.

Political and economic conditions abroad may adversely affect the foreign production of our products as well as the sale of our products if we expand our business internationally. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export or import compliance laws or other trade policies, could adversely affect our ability to obtain product production from foreign manufacturers and to sell our products in foreign countries.

Changes in policies by the U.S. or foreign governments resulting in, among other things, higher taxation, currency conversion limitations, restrictions on the transfer of funds or the expropriation of private enterprises also could have a material adverse effect on us. Any actions by countries in which we conduct business to reverse policies that encourage foreign investment or foreign trade also could adversely affect our operating results. In addition, U.S. trade policies, such as “most favored nation” status and trade preferences for certain Asian nations, could affect the attractiveness of our services to our U.S. customers and adversely impact our operating results.

Our operating results could be adversely affected by fluctuations in the value of the U.S. dollar against foreign currencies.

We currently transact business in U.S. dollars with our U.S.-based manufacturer that produces our products in China. A weakening of the dollar could cause our overseas manufacturer to require renegotiation of either the prices or currency we pay for its services. In the future, our manufacturer and international customers, if any, could negotiate pricing and make or require payments in non-U.S. currencies.

If our overseas vendors or customers require us to transact business in non-U.S. currencies, fluctuations in foreign currency exchange rates could affect our cost of goods, operating expenses and operating margins and could result in exchange losses. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact of future exchange rate fluctuations on our operating results. We currently do not hedge any foreign currencies.

Our inability to protect our intellectual property could impair our competitive advantage, reduce our revenue and increase our costs.

Our success and ability to compete depend in part on our ability to maintain the proprietary aspects of our technologies and products. We rely on a combination of trade secrets, patents, copyrights, trademarks, confidentiality agreements and other contractual provisions to protect our intellectual property, but these measures may provide only limited protection. We generally enter into written confidentiality and non-disclosure agreements with our employees, consultants, customers, manufacturers and other recipients of our technologies and products and assignment of invention agreements with our employees and consultants. We may not always be able to enforce these agreements and may fail to enter into any such agreement in every instance when appropriate. We license from third parties certain technology used in and for our products. These third-party licenses are granted with restrictions; therefore, such third-party technology may not remain available to us on terms beneficial to us. Our failure to enforce and protect our intellectual property rights or obtain from third parties the right to use necessary technology could have a material adverse effect on our business, operating results and financial condition. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of the United States.

Patents may not issue from the patent applications that we have filed or may file in the future. Our issued patents may be challenged, invalidated or circumvented, and claims of our patents may not be of sufficient scope or strength, or issued in the proper geographic regions, to provide meaningful protection or any commercial advantage. We have not applied for, and do not have, any copyright registration on our technologies or products. We have applied to register certain of our trademarks in the United States and other countries. We cannot assure you that we will obtain registrations of principle or other trademarks in key markets. Failure to obtain registrations could compromise our ability to protect fully our trademarks and brands and could increase the risk of challenge from third parties to our use of our trademarks and brands.

We may be required to incur substantial expenses and divert management attention and resources in defending intellectual property litigation against us.

We cannot be certain that our technologies and products do not and will not infringe issued patents or other proprietary rights of others. While we are not currently subject to any infringement claim, any future claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty and licensing agreements, any of which could have a material adverse effect on our business. We may not be able to obtain such licenses on commercially reasonable terms, if at all, or the terms of any offered licenses may be unacceptable to us. If forced to cease using such technology, we may be unable to develop or obtain alternate technology. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing, using or selling certain of our products, which could have a material adverse effect on our business, operating results, and financial condition.

Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to make, use or sell our products in the United States or abroad. Such a judgment could have a material adverse effect on our business, operating results and financial condition. In addition, we are obligated under certain agreements to indemnify the other party in connection with infringement by us of the proprietary rights of third parties. In the event we are required to indemnify parties under these agreements, it could have a material adverse effect on our business, financial condition and results of operations.

We may incur substantial expenses and divert management resources in prosecuting others for their unauthorized use of our intellectual property rights.

Other companies, including our competitors, may develop technologies that are similar or superior to our technologies, duplicate our technologies or design around our patents and may have or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our products. Effective intellectual property protection may be unavailable or limited in some foreign countries in which we may do business, such as China. Unauthorized parties may attempt to copy or otherwise use aspects of our technologies and products that we regard as proprietary. Our means of protecting our proprietary rights in the United States or abroad may not be adequate or competitors may independently develop similar technologies. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the market for our technologies and products.

Should any of our competitors file patent applications or obtain patents that claim inventions also claimed by us, we may choose to participate in an interference proceeding to determine the right to a patent for these inventions because our business would be harmed if we fail to enforce and protect our intellectual property rights. Even if the outcome is favorable, this proceeding could result in substantial cost to us and disrupt our business.

In the future, we also may need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on key personnel who would be difficult to replace, and our business will likely be harmed if we lose their services or cannot hire additional qualified personnel.

Our success depends substantially on the efforts and abilities of our senior management and key personnel. The competition for qualified management and key personnel, especially engineers, is intense. Although we maintain noncompetition and nondisclosure covenants with most of our key personnel, we do not have employment agreements with most of them. The loss of services of one or more of our key employees or the inability to hire, train and retain key personnel, especially engineers and technical support personnel, could delay the development and sale of our products, disrupt our business and interfere with our ability to execute our business plan.

Potential strategic alliances may not achieve their objectives, and the failure to do so could impede our growth.

We anticipate that we will enter into strategic alliances. Among other matters, we continually explore strategic alliances designed to enhance or complement our technology or to work in conjunction with our technology; to provide necessary know-how, components or supplies; to attract additional customers; and to develop, introduce and distribute products utilizing our technology. Any strategic alliances may not achieve their intended objectives, and parties to our strategic alliances may not perform as contemplated. The failure of these alliances may impede our ability to introduce new products and expand our business.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results.

We may pursue opportunities to acquire other businesses and technologies in order to complement our products, expand the breadth of our business, enhance our technical capabilities or otherwise grow our business. While we have no current definitive agreements underway, we may acquire businesses, products or technologies in the future. If we make any future acquisitions, we could issue stock that would dilute existing stockholders’ percentage ownership, incur substantial debt, assume contingent liabilities or experience higher operating expenses. We have no experience in acquiring other businesses or technologies. Potential acquisitions also involve numerous risks, including the following:

•	problems assimilating the purchased operations, technologies or products;
•	unanticipated costs associated with the acquisition;
•	diversion of management’s attention from our core businesses;

•	adverse effects on existing business relationships with suppliers and customers;
•	risks associated with new ventures with respect to which we have little or no prior experience; and
•	potential loss of key employees of purchased organizations.

We cannot assure you that we would be successful in overcoming problems encountered in connection with any acquisitions, and our inability to do so could disrupt our operations and adversely affect our business.

Our compliance with the Sarbanes-Oxley Act of 2002 and SEC rules concerning internal controls may be time consuming, difficult and costly, and the failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

Under SEC regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we anticipate that we will be required to furnish a report by our management on our internal control over financial reporting with our Form 10-K for the fiscal year ending December 31, 2012 that includes a statement that our independent auditors have issued an attestation report on management’s assessment of internal control over financial reporting. We have not previously been required to provide an attestation report of our independent auditors. While we have spent considerable time and effort in documenting and testing our internal control procedures in order to provide management’s assessment of our internal control over financial reporting, we may need to spend additional financial and other resources improving our processes, which may result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. Despite our efforts, we can provide no assurance as to our independent auditors’ conclusions with respect to the effectiveness of our internal control over financial reporting. There is a risk that our independent auditors will not be able to conclude that our internal controls over financial reporting are effective.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information, limit our ability to raise needed capital and have a negative effect on the trading price of our common stock.

We expect to incur increased costs as a result of our recent NASDAQ listing, this offering and our anticipated loss of our SEC filing status as a smaller reporting company.

We expect to incur increased legal, accounting and other expenses as a result of our NASDAQ listing, the additional stockholders and other consequences of this offering and our anticipated loss of our SEC filing status as a smaller reporting company. Our NASDAQ listing will require changes in our corporate governance practices. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. We will incur additional costs associated with our expanded public company reporting requirements. These new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain our desired coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to secure additional debt or equity financing in a timely basis or on favorable terms, or at all. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Risks Related to Our Common Stock

Our principal stockholder will continue to be able to exert substantial influence over us.

Vicis Capital Master Fund, or Vicis, owns approximately 84% of the outstanding shares of our common stock. Immediately after consummation of this offering, Vicis will beneficially own approximately     % of our outstanding shares of common stock. Consequently, Vicis will be able to exert substantial influence over our company and control matters requiring approval by our stockholders, including the election of all our directors, approving any amendments to our certificate of incorporation, increasing our authorized capital stock, effecting a merger or sale of our assets and determining the number of shares available for issuance under our stock plans. As a result of Vicis’ control, no change of control of our company can occur without Vicis’ consent.

Vicis’ voting control may discourage transactions involving a change of control of our company, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares over the then current market price. Vicis is not prohibited from selling a controlling interest in our company to a third party and may do so without your approval and without providing for a purchase of your shares of common stock. Accordingly, your shares of common stock may be worth less than they would be if Vicis did not maintain voting control over us.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase shares of our common stock in this offering, your interest will be diluted by the amount by which the offering price per share exceeds our pro forma net tangible book value per share following this offering. Net tangible book value equals total tangible assets minus total liabilities. As of June 30, 2011, our net tangible book value was $0.67 per share. After giving effect to this offering and assuming an offering price of $     , our pro forma net tangible book value would be $      per share, or $      per share if the underwriters exercise their over-allotment option in full. This represents an immediate dilution of $      per share to new investors purchasing shares of common stock in this offering, or $      per share if the underwriters exercise their over-allotment option in full. The exercise of substantial options and future equity issuances, including future public offerings or private placements of equity securities and any additional shares issuances in connection with any acquisitions, could result in further dilution to investors.

Because there has not been an active trading market for our common stock, the offering price in this offering may not be indicative of the market price of our common stock after this offering, which may decrease significantly.

Prior to this offering, there has not been an active public market for our common stock. Our common stock was quoted on the OTC Bulletin Board until August 3, 2011 when our common stock was listed on the NASDAQ Capital Market. The weekly trading volume of our common stock averaged approximately 18,425 shares per week during 2010 and approximately 14,030 shares per week during the first six months of 2011. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Capital Market or otherwise or how liquid that market might become. The lack of an active market may reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to acquire or invest in other companies, products or technologies by using our common stock as consideration.

The market price of our common stock may be volatile, which could result in substantial losses for investors.

The market price of our common stock is likely to be volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

•	our ability to execute our business plan;
•	the gain or loss of significant orders;
•	volume and timing of customer orders;
•	actual or anticipated changes in our operating results;
•	changes in expectations relating to our products, plans and strategic position or those of our competitors or customers;
•	market conditions and trends within the utilities industry and the smart grid market;
•	introductions of new products of new pricing policies by us or by our competitors;
•	the gain or loss of significant customers;
•	industry developments;
•	regulatory, legislative or other developments affecting us or the utilities industry in general or the smart grid market in particular;
•	economic and other external factors;
•	general global economic and political instability;
•	changes in laws or regulations affecting the utilities industry;
•	announcements of technological innovations or new products by us or our competitors;
•	acquisitions or strategic alliances by us or by our competitors;
•	litigation involving us, the utilities industry or the smart grid market;
•	recruitment or departure of key personnel;
•	future sales of our common stock;
•	price and volume fluctuations it the overall stock market from time to time;
•	changes in investor perception;
•	the level and quality of any research analyst coverage of our common stock;
•	changes in earnings estimates or investment recommendations by securities analysts;
•	the financial guidance we may provide to the public, any changes in such guidance or our failure to meet such guidance; and
•	trading volume of our common stock or the sale of stock by our parent, management team or directors.

In addition, the securities markets have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. Public announcements by various companies concerning, among other things, their performance, accounting practices or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

We will have broad discretion over the use of proceeds from this offering and could spend or invest those proceeds in ways with which you might not agree.

We will have broad discretion with respect to the use of the net proceeds of this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We currently expect to use these proceeds for general corporate purposes, which may include working capital and capital expenditures.

Future sales of common stock by Vicis or others or other dilutive events may adversely affect the market price of our common stock, even if our business is doing well.

Immediately after consummation of this offering, we will have outstanding           shares of common stock outstanding. Vicis and our directors and officers have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of Stifel, Nicolaus & Company, Incorporated. All of our outstanding shares are freely transferable except to the extent covered by the 180-day lock-up and if held by affiliates such as Vicis subject to additional restrictions as to the manner of sale and volume of shares that may be sold in any three month period. Subject to these various restrictions, our existing stockholders could sell any or all of the shares of common stock owned by them from time to time for any reason. Issuance of additional shares upon exercise of options and warrants will further dilute your ownership in the company.

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sales, will have on the market price of our stock. As of August 15, 2011, we had the following outstanding securities:

•	16,532,228 shares of common stock outstanding;
•	an aggregate of 1,174,715 shares of common stock issuable upon the exercise of then outstanding stock options at a weighted average exercise price of $11.18 per share;
•	an aggregate of 1,151,807 shares of common stock issuable upon the exercise of then outstanding warrants at a weighted average exercise price of $16.29 per share; and
•	an aggregate of 2,322,916 shares of common stock reserved for issuance under our 2000 Equity Incentive Plan and 2002 Non-Employee Directors Stock Option Plan.

We do not expect to pay any dividends for the foreseeable future.

We have never declared or paid cash dividends on our common stock, and we do not anticipate doing so in the foreseeable future. We currently intend to return future earnings, if any, to fund our operations and support our growth strategies. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or all of the amount of your investment. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors our board of directors deems relevant.

Our ability to use U.S. net operating loss carryforwards might be limited, subjecting our corporate income to earlier taxation.

At December 31, 2010, we had available approximately $77 million of net operating loss carryforwards, for U.S. income tax purposes which expire in the years 2016 through 2029. However, due to changes in stock ownership resulting from historical investments provided by Vicis, we expect that the use of the U.S. net operating loss carryforwards are significantly limited under Section 382 of the Internal Revenue Code. As such, we estimate that $61 million or more of our net operating loss carryforwards will expire and will not be available to use against future tax liabilities. In addition, our ability to utilize the current net operating loss carryforwards might be further limited by the issuance of common stock in this offering. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act. Such forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “project,” “potential,” “plan,” “continue,” “anticipate,” “appear” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ability to retain and attract customers, particularly in light of our dependence on a single customer for substantially all of our revenue;
•	our expectations regarding our expenses and revenue, including our expectations that our research and development expenses and selling, general and administrative expenses may increase in absolute dollars;
•	anticipated trends and challenges in our business and the markets in which we operate, including the market for smart grid technologies;
•	our expectations regarding competition as more and larger companies enter our markets and as existing competitors improve or expand their product offerings;
•	our plans for future products and enhancements of existing products;
•	our anticipated cash needs and our estimates regarding our capital requirements; and
•	our anticipated growth strategies.

These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.”

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, of approximately $      million (or approximately $      million, if the underwriters exercise their over-allotment option in full). A $1.00 increase (decrease) in the assumed public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, which may include working capital and capital expenditures. If the opportunity arises, we may use a portion of the net proceeds from this offering to acquire or invest in businesses, products or technologies that are complementary to our own, although we have no commitments with respect to any such acquisition or investment at this time.

Pending the use of proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on our judgment regarding the application of the proceeds.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on the NASDAQ Capital Market under the symbol “AMBT” since August 3, 2011. Prior to August 3, 2011, our common stock was quoted on the OTC Bulletin Board under the symbol “ABTG.”

Although trading in our common stock has occurred on a relatively consistent basis, the volume of shares traded has been sporadic. There can be no assurance that an established trading market will develop, that the current market will be maintained or that a liquid market for our common stock will be available in the future. Investors should not rely on historical stock price performance as an indication of future stock price performance.

The following table shows the quarterly high and low bid prices or sales prices for our common stock over the last two completed fiscal years and subsequent interim periods, as quoted on the OTC Bulletin Board (prior to August 3, 2011) and as reported on the NASDAQ Capital Market (beginning on August 3, 2011). In the case of OTC Bulletin Board quotes, the prices represent quotations by dealers without adjustments for retail mark-ups, mark-downs or commissions and may not represent actual transactions. The last reported sale price of our common stock on August 18, 2011 was $8.20 per share.

	Low	High

Year Ending December 31, 2011:
Third Quarter (through August 18, 2011)	$7.00	$13.98
Second Quarter	7.00	9.50
First Quarter	7.60	11.90
Year Ended December 31, 2010:
Fourth Quarter	8.00	15.30
Third Quarter	6.00	10.40
Second Quarter	6.20	10.70
First Quarter	10.10	20.00
Year Ended December 31, 2009:
Fourth Quarter	11.00	26.00
Third Quarter	13.60	18.60
Second Quarter	9.00	21.80
First Quarter	1.90	11.50

As of August 15, 2011, there were 137 holders of record of our common stock. Other than our shares held by Vicis, a significant number of shares of our common stock are held in either nominee name or street name brokerage accounts, and consequently, we are unable to determine the number of beneficial owners of our stock.

DIVIDEND POLICY

We have paid no dividends on our common stock and do not expect to pay cash dividends in the foreseeable future. We plan to retain all earnings to provide funds for the growth of our company. In the future, our board of directors will decide whether to declare and pay dividends based upon our earnings, financial condition, capital requirements and other factors that our board of directors may consider relevant. We are not under any contractual restriction as to present or future ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2011:

•	on an actual basis; and
•	on an as adjusted basis to reflect the sale of shares in this offering at an assumed public offering price of $ per share, which was the last reported sales price of our common stock on , 2011, after deducting the underwriting discount and estimated offering expenses payable by us.

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2011
	Actual	As Adjusted(1)
	(In thousands, except share and par value data)

Cash and cash equivalents	$12,545
Total long-term debt	—
Stockholders’ equity:
Common stock, $0.001 par value, 100,000,000 shares authorized, 16,532,228 shares issued and 16,522,228 outstanding, actual; shares issued and outstanding, as adjusted	16
Additional paid-in capital	151,190
Accumulated deficit	(139,897)
Treasury stock; 10,000 shares at cost	(200)

Total stockholders’ equity	11,109

Total capitalization	$11,109

(1)	A $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) each of cash and cash equivalents, total stockholders’ equity and total capitalization by $ million, after deducting the underwriting discount and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of June 30, 2011, our net tangible book value was approximately $11.1 million, or $0.67 per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of 16,522,228 shares of our common stock outstanding as of June 30, 2011. After giving effect to our sale in this offering of shares of our common stock at the public offering price of $      per share, after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2011 would have been approximately $      million, or $      per share of our common stock. This amount represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $     per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share:			$
Net tangible book value per share as of June 30, 2011, before giving effect to this offering		$0.67
Increase in net tangible book value per share attributable to new investors in this offering	$

Pro forma net tangible book value per share after giving effect to this offering			$

Dilution per share to new investors in this offering			$

A $1.00 increase (decrease) in the assumed public offering price of $      per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $      per share and the dilution to new investors by $      per share, assuming the number of shares offered, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $      per share and the dilution to new investors by $      per share, assuming the assumed public offering price remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth, on the pro forma basis described above, at June 30, 2011, the difference between the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the existing stockholders and by new investors in this offering at an assumed public offering price of $      per share, before deducting the underwriting discount and estimated offering expenses payable by us.

Average
	Shares Purchased			Total Consideration			Price per
	Number	Percent		Amount	Percent		Share
(In thousands)

Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total			%	$		%	$

The above discussion and tables also assume no exercise of any outstanding stock options or warrants. As of June 30, 2011, there were

•	an aggregate of 1,141,465 shares issuable upon the exercise of then outstanding options at a weighted average exercise price of $11.20 per share; and
•	an aggregate of 1,161,807 shares issuable upon the exercise of then outstanding warrants at a weighted average exercise price of $16.18 per share.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value, as adjusted to give effect to this offering would be $      per share, and the dilution to investors would be $      per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We have derived the following consolidated statement of operations data and cash flow data for the years ended December 31, 2008, 2009 and 2010 and consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following consolidated statement of operations data and cash flow data for the years ended December 31, 2006 and 2007 and consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from our audited financial statements which are not included in this prospectus. We have derived the following consolidated statement of operations data and cash flow data for the six months ended June 30, 2010 and 2011 and the consolidated balance sheet data as of June 30, 2011 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated balance sheet data as of June 30, 2010 from our unaudited consolidated financial statements which are not included in this prospectus. The unaudited consolidated financial statements include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for the fair presentation of the financial information set forth in those statements. Share and per share information have been adjusted to reflect the 1-for-100 reverse stock split of our common stock that became effective on July 18, 2011. Our historical results are not necessarily indicative of our results to be expected for the remainder of 2011 or in any future period.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(In thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
Total revenue	$2,337	$2,265	$12,622	$2,193	$20,358	$6,258	$27,993
Cost of goods sold	1,751	1,806	9,942	1,836	12,023	3,782	15,963

Gross profit	586	459	2,680	357	8,335	2,476	12,030

Operating expenses:
Research and development expenses	3,559	3,675	4,351	4,946	6,314	2,975	4,893
Selling, general and administrative expenses	3,530	4,012	3,600	4,662	5,239	2,305	3,507

Total operating expenses	7,089	7,687	7,951	9,608	11,553	5,280	8,400

Operating (loss) income	(6,503)	(7,228)	(5,271)	(9,251)	(3,218)	(2,804)	3,630

Interest (expense) income, net	(482)	(1,102)	(3,116)	(4,963)	(214)	(213)	12
Amortization of beneficial conversion feature of convertible debt	(2,194)	(2,657)	—	—	—	—	—
Amortization of deferred financing costs	(3,560)	(4,943)	—	—	—	—	—
Loss on extinguishment of debt	—	—	(2,789)	—	—	—	—
Other income (expense), net	—	174	(118)	(32)	246	—	—

Total other (loss) income	(6,236)	(8,528)	(6,023)	(4,995)	32	(213)	12

Provision for income taxes	—	—	—	—	—	—	109

Net (loss) income	$(12,739)	$(15,756)	$(11,294)	$(14,246)	$(3,186)	$(3,017)	$3,533

Net (loss) income per share (basic)	$(7.29)	$(6.55)	$(3.75)	$(1.81)	$(0.21)	$(0.20)	$0.21
Net (loss) income per share (diluted)	$(7.29)	$(6.55)	$(3.75)	$(1.81)	$(0.21)	$(0.20)	$0.21
Weighted average shares used in computing basic net (loss) income per share	1,747	2,405	3,016	7,891	15,385	15,022	16,496
Weighted average shares used in computing diluted net (loss) income per share	1,747	2,405	3,016	7,891	15,385	15,022	16,936

	As of December 31,					As of June 30,
	2006	2007	2008	2009	2010	2010	2011

BALANCE SHEET DATA:
Cash and cash equivalents	$2,386	$546	$8,012	$987	$6,987	$1,374	$12,545
Total assets	5,429	2,816	10,622	3,393	10,573	3,041	16,798
Working capital, net(1)	2,197	(253)	7,688	(225)	5,577	(411)	10,203
Convertible debt (current and long-term portion)	1,164	2,672	755	9,816	—	—	—
Total stockholders’ equity (deficit)	2,795	(1,465)	7,454	(9,535)	6,136	109	11,109
CASH FLOW DATA:
Cash flows from operations	(6,362)	(6,697)	(5,549)	(7,720)	(1,592)	(1,969)	5,940
Cash flows from investing activities	(360)	50	(576)	(269)	(527)	(264)	(511)
Cash flows from financing activities	8,713	4,807	13,591	964	8,119	2,620	129

(1)	Excluding current portion of convertible debt

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and the notes related to those statements. Some of our discussion is forward-looking and involves risks and uncertainties. For more information regarding risk factors that could have a material adverse effect on our business, refer to the “Risk Factors” section of this prospectus. For a general overview of our business, refer to the “Our Business” section of this prospectus.

Overview

We are a leading provider of a smart grid communications platform that enables utilities to effectively deploy, integrate and communicate with multiple smart grid applications within the electric power grid. Our smart grid communications platform significantly improves the ability of utilities to use advanced technologies to upgrade their electric power grids, effectively making the grids more intelligent.

Company History

We were incorporated in 1996 in the state of Delaware. Through the third quarter of 2008, we were a development stage company. We are focused on the development of a communications platform that meets the needs of utilities, including specifically for the implementation of smart grid applications.

Duke Energy Relationship

Since 2005, we have been a key strategic partner of Duke Energy and we believe the leading supplier of its smart grid communications technology in connection with its smart grid implementation. With what we believe is one of the most forward-looking smart grid initiatives in North America, Duke Energy has announced plans to invest $1 billion over the next five years in smart grid equipment for its service territories, including Ohio, Indiana, Kentucky and the Carolinas. Specifically, Duke Energy’s smart grid deployment includes digital and automated technology, such as communications nodes, smart meters and automated power delivery equipment.

Duke Energy is actively deploying our communications nodes and is licensing our AmbientNMS® for its deployment in Ohio. We believe that we are the predominant provider of communications nodes and network management system software for Duke Energy’s Ohio deployment.

We believe that we have demonstrated that our technology is secure, two-way, flexible, open, scalable, reliable and cost-effective through the total deployment of approximately 55,000 communications nodes in the field with Duke Energy, and we believe that Duke Energy will continue to predominantly use our communications platform for the remainder of its Ohio smart grid deployment. Furthermore, Duke Energy’s pilot deployment of approximately 3,000 communications nodes in the Carolinas predominantly uses our communications platform as well. Throughout the past five years, we have worked with Duke Energy to develop our communications platform, which has enabled Duke Energy’s ability to rapidly deploy its smart grid initiatives. Duke Energy has accelerated its historical deployment rates and is presently deploying approximately 6,000 of our communications nodes each month.

We believe that we have a substantial opportunity to grow our business with Duke Energy. In January 2011, Duke Energy and Progress Energy announced a proposed merger that is subject to stockholder and regulatory approval. Together, Duke Energy and Progress Energy have committed to spend a combined $1.5 billion in smart grid initiatives, partially funded by approximately $400 million in total grants awarded to them in 2010 under the American Recovery and Reinvestment Act of 2009, or ARRA, and required to be spent by 2013. In addition to the 130,000 communications nodes scheduled for deployment in Ohio, we estimate that Duke Energy would require over 670,000 communications nodes if it implements a full deployment of smart grid communications nodes in

Indiana, Kentucky and the Carolinas. According to Duke Energy, it is currently working through the planning process to finalize full-scale deployment plans in Kentucky and the Carolinas and has filed with the North Carolina Public Utilities Commission for the required approvals. Duke Energy is using information from its North Carolina pilot programs and its Ohio deployment to enhance its customer experience in its other service territories. We believe that substantially all communications nodes deployed by Duke Energy to date are our communications nodes. If Duke Energy and Progress Energy complete their proposed merger and the combined company adopts Duke Energy’s deployment strategy relating to smart grid initiatives, we estimate a potential deployment of 620,000 additional communications nodes in Progress Energy’s territories in Florida and the Carolinas.

Revenue History

We have grown total revenue from $2.2 million in 2009 to $20.4 million in 2010 and to $28.0 million for the six-month period ended June 30, 2011 due to increased sales of our communications nodes to Duke Energy. Our total revenue of $2.2 million in 2009 declined from $12.6 million in 2008 due mainly to the impact of the introduction of the ARRA. Although the ARRA was passed in September 2009, by late 2008 and early 2009, there was widespread speculation that a significant amount of funding would be made available for smart grid related initiatives. As a result, many utilities with smart grid projects underway, including Duke Energy, substantially slowed their spending until there was further clarity regarding the amount of funding available under the federal program. Furthermore, the language of the Smart Grid Investment Grants, which are part of the ARRA, also provided initial guidance regarding certain technical criteria required for grant eligibility. As such, utilities needed further clarity that the technology in their smart grid programs would qualify for funding. As soon as the ARRA was passed in September 2009, sales of our communications nodes to Duke Energy increased significantly as Duke Energy resumed its smart grid implementation in Ohio. Correspondingly, our total revenue realized for the end of 2009 also began to increase. This phenomenon impacted revenue trends across the entire smart grid sector.

Backlog

We define our backlog as products that we are obligated to deliver based on firm commitments relating to purchase orders received from customers, currently solely Duke Energy. As of June 30, 2011, we had backlog of approximately $68 million, consisting of products that we expect to deliver into 2012.

Capitalization History

Since inception, we have primarily funded our operations with proceeds from the sale of our securities and with revenue from the sale of our products. Until the third quarter of 2008, we were a development stage company focused on developing and piloting our technology with utilities. Since 1998, we have raised a total of $69.5 million in gross proceeds from financing transactions to fund our operations and development efforts. Of the $69.5 million in total gross proceeds raised to date, approximately $4.2 million was raised from our initial public offering of our common stock in 1998, approximately $33.8 million in gross proceeds from the sale of shares of our common stock and the issuance of convertible debt from 2000 to 2006 and approximately $31.5 million in gross proceeds from the sale of shares of our common stock and the issuance of convertible debt to Vicis Capital Master Fund, or Vicis, from 2007 to 2010. As of December 31, 2010, all convertible debt had converted into common stock. Vicis is currently our largest stockholder, owning approximately 84% of our outstanding common stock before taking into account the effect of this offering.

Critical Accounting Policies and Use of Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, bad debts, investments, intangible assets and income taxes. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

We have identified the accounting policies below as critical to our business operations and the understanding of our results of operations.

Revenue Recognition. Hardware sales consist of smart grid communications nodes as well as system software embedded in the communications nodes. The system software embedded in our communications nodes is used solely in connection with the operation of the products. Upon the sale and shipment of our products, we are not required to update the embedded software for newer versions that are subsequently developed. In addition, we do not offer or provide any free post-contract customer support. There is an original warranty period, which may run for a period of up to 12 months from the sale of the products, in which we may repair or replace products when and if appropriate. As such, we recognize revenue from the sales of our products upon delivery to the customer.

Our proprietary software consists of AmbientNMS®, which may be sold on a stand-alone basis. The sale or license of AmbientNMS® does not include post-contract customer support unless the customer enters into a maintenance agreement with us. As a result, we recognize revenue from the sale of this software product when shipped. We classify amounts billed to customers before software is shipped as deferred revenue.

We offer maintenance service, on a fee basis, that entitles the purchasers of our products and AmbientNMS® software to benefits including telephone support, updates and upgrades to our products. We amortize such revenue when received over the appropriate period based on the terms of individual agreements and contracts.

Inventory Valuation. We value inventory at the lower of cost or market determined on a first-in, first-out basis. Certain factors may impact the net realizable value of our inventory, including technological changes, market demand, new product introductions and significant changes to our cost structure. We make estimates of reserves for obsolescence based on the current product mix on hand and its expected net realizable value. If actual market conditions are less favorable or other factors arise that are significantly different than those anticipated by us, additional inventory write-downs or increases in obsolescence reserves may be required. We consider lower of cost or market adjustments and inventory reserves as an adjustment to the cost basis of the underlying inventory. Accordingly, we do not record favorable changes in market conditions to inventory in subsequent periods.

Software Development Costs. We have historically expensed costs incurred in the research and development of new software products and enhancements to existing software products as incurred. After we establish technological feasibility, we capitalize additional development costs. No software development costs have been capitalized as of December 31, 2009 or 2010.

Stock-Based Compensation. We account for stock-based compensation in accordance with accounting guidance now codified as Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 718, “Compensation — Stock Compensation (formerly known as SFAS No. 123(R)).” Under the fair value recognition provision of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award. We estimate the fair value of stock options granted using the Black-Scholes option pricing model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of our stock over the option’s expected term, the risk-free interest rate over the stock option’s expected term and the annual dividend yield.

Deferred Income Taxes. We recognize deferred income taxes for the tax consequences of “temporary differences” by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. At December 31, 2010, our deferred income tax assets consisted primarily of net operating loss carryforwards and stock-based compensation charges that have been fully offset with a valuation allowance due to the uncertainty that a tax benefit will be realized from the assets in the future. At December 31, 2010, we had available approximately $77 million of net operating loss carryforwards, for U.S. income tax purposes which expire in the years 2016 through 2029. However, due to changes in stock ownership resulting from historical investments provided by Vicis, we expect that the use of the U.S. net operating loss carryforwards are significantly limited under Section 382 of the Internal Revenue Code. As such, we estimate that $61 million or more of our net operating loss carryforwards will expire and will not be available to use against future tax liabilities.

Warranties. We account for our warranties under the FASB ASC 450, “Contingencies.” We generally warrant that our products will be free from defects in material and workmanship for a period of one year from the date of initial acceptance by our customers. The warranty does not cover any losses or damage that occur as a result of improper installation, misuse or neglect or repair or modification by anyone other than us or our authorized repair agent. Our policy is to accrue anticipated warranty costs based upon historical percentages of items returned for repair within one year of the initial sale. Because the repair rate of products under warranty has been minimal, we have not established an historical percentage; therefore, we have not provided for any warranty liability reserves. We continue to monitor the rate of actual product returns each quarter to determine whether a provision for such warranty liability is required.

Our software license agreements generally include provisions for indemnifying customers against liabilities if our software infringes upon a third party’s intellectual property rights. We have not provided for any reserves for such warranty liabilities. Our software license agreements also generally include a warranty that our software will substantially operate as described in the applicable program documentation. We also warrant that we will perform services in a manner consistent with industry standards. To date, we have not incurred any material costs associated with these product and service performance warranties, and as such we have not provided for any reserves for any such warranty liabilities in our operating results.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(In thousands, except per share data)

Total revenue	$12,622	$2,193	$20,358	$6,258	$27,993
Cost of goods sold	9,942	1,836	12,023	3,782	15,963

Gross profit	2,680	357	8,335	2,476	12,030

Operating expenses:
Research and development expenses	4,351	4,946	6,314	2,975	4,893
Selling, general and administrative expenses	3,600	4,662	5,239	2,305	3,507

Total operating expenses	7,951	9,608	11,553	5,280	8,400

Operating (loss) income	(5,271)	(9,251)	(3,218)	(2,804)	3,630

Interest (expense) income, net	(3,116)	(4,963)	(214)	(213)	12
Loss on extinguishment of debt	(2,789)	—	—	—	—
Other (expense) income, net	(118)	(32)	246	—	—

Total other (loss) income	(6,023)	(4,995)	32	(213)	12

Provision for income taxes	—	—	—	—	109

Net (loss) income	$(11,294)	$(14,246)	$(3,186)	$(3,017)	$3,533

Net (loss) income per share (basic)	$(3.75)	$(1.81)	$(0.21)	$(0.20)	$0.21
Net (loss) income per share (diluted)	$(3.75)	$(1.81)	$(0.21)	$(0.20)	$0.21
Weighted average shares used in computing basic net (loss) income per share	3,016	7,891	15,385	15,022	16,496
Weighted average shares used in computing diluted net (loss) income per share	3,016	7,891	15,385	15,022	16,936

The following table sets forth, for the periods indicated, our results of operations expressed as a percentage of total revenue:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011

Total revenue	100%	100%	100%	100%	100%
Cost of goods sold	79%	84%	59%	60%	57%

Gross profit	21%	16%	41%	40%	43%

Operating expenses:
Research and development expenses	34%	226%	31%	48%	17%
Selling, general and administrative expenses	29%	213%	26%	37%	13%

Total operating expenses	63%	438%	57%	85%	30%

Operating (loss) income	(42)%	(422)%	(16)%	(45)%	13%

Interest (expense) income, net	(25)%	(226)%	(1)%	(3)%	0%
Loss on extinguishment of debt	(22)%	—	—	—	—
Other (expense) income, net	(1)%	(2)%	1%	—	—

Total other (loss) income	(48)%	(228)%	0%	(3)%	0%

Provision for income taxes	—	—	—	—	0%

Net (loss) income	(90)%	(650)%	(16)%	(48)%	13%

Comparison of the Six Months Ended June 30, 2011 and the Six Months Ended June 30, 2010

Total Revenue. Total revenue for the six months ended June 30, 2011 was approximately $28.0 million, an increase of approximately 344% from approximately $6.3 million for the corresponding period in 2010. The increase in total revenue during each of the three and six months ended June 30, 2011, as compared with the corresponding periods in 2010, reflected a substantial increase in the number of communications nodes delivered as part of Duke Energy’s Ohio smart grid initiative, as well as increased software maintenance fees related to our AmbientNMS®.

Cost of Goods Sold. Cost of goods sold for the six months ended June 30, 2011 was approximately $16.0 million, an increase of $12.2 million from $3.8 million for the corresponding period in 2010. The increase in cost of goods sold was due primarily to the increase in sales volume associated with increased activity related to the Duke Energy Ohio smart grid initiative.

Our policy is to accrue anticipated warranty costs based upon historical percentages of items returned for repair within one year of the initial sale. Because the repair rate of products under warranty has been minimal, we have not established an historical percentage; therefore, we have not provided for any warranty liability reserves for the six months ended June 30, 2010 and 2011.

Gross Profit. Gross profit for the six months ended June 30, 2011 was approximately $12.0 million, an increase of $9.5 million from approximately $2.5 million for the corresponding period in 2010. Our overall gross margin for the six months ended June 30, 2011 increased to approximately 43% compared with approximately 40% for the corresponding period in 2010. Gross margin improved over 2010 primarily because of improved manufacturing costs associated primarily with increased volumes.

Research and Development Expenses. Research and development expenses for the six months ended June 30, 2011 were approximately $4.9 million, an increase of $1.9 million from approximately $3.0 million for the corresponding period in 2010. The increase in research and development during the 2011 periods was due primarily to increased personnel and consultant expenses for the continued development of our fourth generation communications platform, and the enhancement of our AmbientNMS®. We believe that our continued development efforts are critical to our strategic objectives of enhancing our technology while reducing costs, and therefore, we expect that our research and development expenses will increase over the next 12 months as we continue to focus our efforts on developing more robust solutions and providing additional value-added functionality for our communications platform. Research and development expenses consisted of expenses incurred primarily in designing, developing and field testing our smart grid communications platform. These expenses consisted primarily of salaries and related expenses for personnel, contract design and testing services, supplies used and consulting and license fees paid to third parties.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the six months ended June 30, 2011 were approximately $3.5 million, an increase of $1.2 million from approximately $2.3 million for the corresponding period in 2010. The increase in selling, general and administrative expenses was due primarily to increased personnel costs and increased activity regarding our efforts to market the Ambient Smart Grid® communications platform. Selling, general and administrative expenses consisted primarily of salaries and other related costs for personnel in executive and other administrative functions. Other significant costs included professional fees for legal, accounting and other services. We expect that selling, general and administrative expenses will increase over the next 12 months as we hire additional personnel associated with business development activities, incur more expenses associated with our listing on the NASDAQ Capital Market, incur increased costs associated with compliance with Sarbanes-Oxley and increase activity associated with marketing programs targeted at increasing our overall brand awareness.

Interest Income and Expense. Net interest income for the six months ended June 30, 2011 was approximately $11,500 as compared with net interest expense of approximately $213,000 for the corresponding period in 2010. Interest expense during the six months ended June 30, 2010 related primarily to our 8% Secured Convertible Promissory Notes, which were issued in July and November of 2007 and January 2008 and included non-cash charges associated with the amortization of the beneficial conversion features and deferred financing costs incurred in connection with the placement of the convertible promissory notes. As of January 31, 2010, all of the outstanding convertible promissory notes were converted into shares of our common stock, for which we will no longer incur interest expenses.

Provision for Income Taxes. As a result of our net income of approximately $3.5 million for the six months ended June 30, 2011, we recorded a provision for income taxes of approximately $109,000 for the six months ended June 30, 2011. The provision reflected federal alternative minimum taxes. At December 31, 2010, we had available approximately $77 million of net operating loss carryforwards for federal income tax purposes, which expire in the years 2016 through 2029. However, due to changes in stock ownership resulting from historical investments provided by Vicis, we expect that the use of the U.S. net operating loss carryforwards are significantly limited under Section 382 of the Internal Revenue Code. As such, we estimate that $61 million or more of our net operating loss carryforwards will expire and will not be available to use against future tax liabilities.

Comparison of the Year Ended December 31, 2010 and the Year Ended December 31, 2009

Total Revenue. Total revenue for 2010 was $20.4 million compared with $2.2 million for 2009. Total revenue for each of 2009 and 2010 represented the sale of products and license of software to, and maintenance fees from, Duke Energy. The increase in total revenue for 2010 compared with 2009 reflected an increase in the number of communications nodes delivered as part of Duke Energy’s Ohio smart grid initiative as well as increased software license fees from the licensing of our AmbientNMS®.

Costs of Goods Sold. Cost of goods sold for 2010 was $12.0 million compared with $1.8 million for 2009. The increase in cost of goods sold during 2010 primarily reflected the increase in sales volume to Duke Energy. Cost of goods sold included all costs related to the manufacture of our products by a contract manufacturer. The contract manufacturer is responsible for all aspects of manufacturing, including procuring most of the key components required for assembly. Additionally, we recorded approximately $152,000 in charges associated with the write-off of obsolete inventory during 2009.

Our policy is to accrue anticipated warranty costs based upon historical percentages of items returned for repair within one year of the initial sale. Because the repair rate of products under warranty has been minimal, we have not established an historical percentage; therefore, we have not provided for any warranty liability reserves for the years ended December 31, 2010 and 2009.

Gross Profit. Gross profit for 2010 was $8.3 million compared with $357,000 for 2009. Gross margin for 2010 increased to approximately 41% compared with approximately 16% for 2009. The increase in the gross margin for 2010 compared with 2009 was a reflection of the maturing of our product offering and more stable manufacturing costs, our enhanced ability to plan production and scale based on increased lead-time and transparency in the forecasting and purchasing process of our customer, and a stable and productive relationship with our contract manufacturer.

Research and Development Expenses. Research and development expenses were approximately $6.3 million for 2010 compared with $4.9 million for 2009. Research and development expenses were incurred primarily in designing, developing and field testing our smart grid communications platform and consisted primarily of salaries and related expenses for personnel, contract design and testing services, supplies used and consulting and license fees paid to third parties. The increase in research and development during 2010 was primarily due to increased personnel and consultant expenses required for the continued development of our fourth generation communications nodes and enhancement of our AmbientNMS®. We believe that our continued development efforts are critical to our strategic objectives of enhancing our technology while simultaneously reducing costs. We expect that our research and development expenses will increase in 2011 as we continue to develop and improve our communications platform.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2010 were approximately $5.2 million compared with $4.7 million for 2009. The selling, general and administrative expenses consisted primarily of salaries and other related costs for personnel in executive and other administrative functions. Other significant costs included professional fees for legal, accounting and other services. The increase in selling, general and administrative expenses for 2010 compared with 2009 was due to increased efforts to market and commercialize our communications platform. In 2011, we expect our selling, general and administrative expenses to increase as we continue to increase our efforts to market and commercialize our communication platform.

Interest Income and Expense. We incurred interest expense of approximately $32,000 for 2010 compared with approximately $617,000 for 2009. Interest expense related primarily to our 8% Secured Convertible Promissory Notes, which were issued in July 2007, and November 2007 and January 2008. Additionally, we incurred non-cash interest expense of approximately $184,000 and approximately $4.4 million, for 2010 and 2009, respectively. This non-cash interest expense related to the amortization of the beneficial conversion features and deferred financing costs incurred in connection with the placement of our convertible promissory notes with Vicis. These costs were amortized to the date of maturity of the debt unless converted earlier. In January 2010, Vicis converted the remaining $10 million outstanding on the notes. Following the conversion of the notes, we no longer had any long-term debt outstanding. In addition, on June 30, 2009, we agreed to modify the terms of the expiring Class A warrants. Under the new terms, the warrants were exercisable through August 31, 2009 and the exercise prices were reduced from $20.00 to $15.00 per share. The resulting charge of approximately $1.1 million due to this modification was reflected as additional interest expense during 2009.

Comparison of the Year Ended December 31, 2009 and the Year Ended December 31, 2008

Total Revenue. Total revenue for 2009 was approximately $2.2 million compared with approximately $12.6 million for 2008. Total revenue for 2009 was attributable to the sales of equipment, software and services to Duke Energy. Total revenue of $2.2 million in 2009 declined from $12.6 million in 2008 due mainly to the impact of the introduction of the ARRA. Although the ARRA was passed in September 2009, by late 2008 and early 2009, there was widespread speculation that a significant amount of funding would be made available for smart grid related initiatives. As a result, many utilities with smart grid projects underway, including Duke Energy, substantially slowed their spending until there was further clarity regarding the amount of funding available under the federal program. Furthermore, the language of the Smart Grid Investment Grants, which are part of the ARRA, also provided initial guidance regarding certain technical criteria required in order for grant eligibility. As such, utilities needed further clarity that the technology in their smart grid programs would qualify for funding. As soon as the ARRA was passed in September 2009, sales of our communications nodes to Duke Energy increased significantly as Duke Energy resumed its smart grid implementation in Ohio. Correspondingly, our total revenue realized for the end of 2009 also began to increase. This phenomena impacted revenue trends across the entire smart grid sector.

Cost of Goods Sold. Cost of goods sold for 2009 was approximately $1.8 million compared with approximately $9.9 million for 2008. The decrease in cost of goods sold during 2009 was due primarily to a decrease in sales volume compared with 2008. For 2008 and 2009, cost of goods sold included inventory write-offs of approximately $482,000 and approximately $152,000, respectively, for excess, obsolete and surplus inventory resulting from the transition from the second generation to the third generation of our technology.

Our policy is to accrue anticipated warranty costs based upon historical percentages of items returned for repair within one year of the initial sale. Because the repair rate of products under warranty has been minimal, we have not established an historical percentage; therefore, we have not provided for any warranty liability reserves for the years ended December 31, 2009 and 2008.

Gross Profit. Gross profit for 2009 was approximately $357,000 compared with approximately $2.7 million for 2008. Our overall gross margin also decreased to 16% in 2009 from 21% in 2008. The decrease in gross margin in 2009 compared with 2008 was primarily due to changes to our product mix, higher associated cost of our older generation products and higher inventory markdowns.

Research and Development Expenses. Research and development expenses were approximately $4.9 million for 2009 compared with $4.4 million for 2008. The increase in research and development expenses during 2009 was primarily due to the increased personnel and consultant expenses for the development of our X-3100 communications nodes. Research and development expenses consisted of expenses incurred primarily in designing, developing and field testing our smart grid communications platform. These expenses consisted primarily of salaries and related expenses for personnel, contract design and testing services, supplies used and consulting and license fees paid to third parties.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consisted primarily of salaries and other related costs for personnel in executive and other functions. Other significant costs included insurance and professional fees for legal, accounting and other services. General and administrative expenses for 2009 were approximately $4.7 million compared with $3.6 million for 2008. The increase in operating, general and administrative expenses was due to the increase in efforts to market and commercialize our communications platform.

Interest Income and Expense. Interest expense totaled approximately $5.0 million and $3.1 million, respectively for 2009 and 2008. Interest totaling approximately $617,000 for 2009 and approximately $674,000 for 2008 related primarily to our 8% Secured Convertible Promissory Notes, which were issued in July 2007, November 2007 and January 2008, and our 8% Convertible Debentures, which were issued in May 2006 and were retired in their entirety as of January 2, 2008. Additionally, for 2009 and 2008, we incurred non-cash interest expense of approximately $4.4 million and $2.5 million, respectively. This interest related to the amortization of the beneficial conversion features and deferred financing costs incurred in connection with the placement of our convertible debentures and notes. These costs were amortized to the date of maturity of the debt unless converted earlier. In addition, on June 30, 2009, we agreed to modify the terms of the expiring Class A warrants. Under the new terms, the warrants were exercisable through August 31, 2009 and the exercise prices were reduced from $20.00 to $15.00 per share. The resulting charge due to the modification was approximately $1.1 million and was reflected as additional interest expense.

Loss on Extinguishment of Debt. We accounted for the November 2008 modification of the convertible promissory notes that we issued to Vicis between July 2007 and January 2008 as an extinguishment of debt. We deemed the terms of the amendment to be substantially different and treated the notes as extinguished and exchanged for new notes. As such, it was necessary to reflect the convertible promissory notes at fair market value and record a loss on extinguishment of debt of approximately $2.8 million.

Liquidity and Capital Resources

Since inception, we have primarily funded our operations with proceeds from the sale of our securities and, most recently, with revenue from sales of our products. At June 30, 2011, we had working capital of $10.2 million, including cash and cash equivalents of $12.5 million. Our cash and cash equivalents were $8.1 million, $1.0 million and $7.0 million as of December 31, 2008, 2009 and 2010, respectively.

Net cash used in operating activities during the years ended December 31, 2008, 2009 and 2010 was approximately $5.6 million, $7.7 million and $1.6 million, respectively. Cash used in operations for the years ended December 31, 2008, 2009 and 2010 was primarily due to funding operating losses attributed to spending in research and development and general and administrative expenses associated with the development of our technologies and products and to support the growth of our business. Cash provided by operating activities was $5.9 million for the six months ended June 30, 2011 compared with net cash used in operating activities of $2.0 million for the corresponding period in 2010. Cash provided by operating activities for the six months ended June 30, 2011 was primarily due to an increase in product revenue of $21.7 million over the corresponding period in 2010, thereby significantly increasing gross profit and generating cash to pay our ongoing operating expenses.

Net cash used in investing activities during the years ended December 31, 2008, 2009 and 2010 was approximately $576,000, $269,000 and $527,000, respectively. Net cash used in investing activities for the six months ended June 30, 2010 and 2011 was approximately $264,000 and $511,000, respectively. Net cash used in investing activities for all periods was primarily for additions to fixed assets.

Net cash provided by financing activities during the years ended December 31, 2008, 2009 and 2010 was approximately $13.6 million, $964,000 and $8.1 million, respectively. Net cash provided by financing activities for the six months ended June 30, 2010 and 2011 was approximately $2.6 million and $129,000, respectively. Net cash provided by financing activities for all periods consisted primary of sales of our securities, which are described in more detail in the section titled “Capitalization History.”

We believe that our business plan will provide sufficient liquidity to fund our operating needs for the next 12 months. However, there are factors that can impact our ability continue to fund our operating needs, including:

•	Our ability to maintain product pricing as expected, particularly in light of increased competition and its unknown effects on market dynamics;
•	Our and our contract manufacturer’s ability to reduce manufacturing costs as expected;
•	Our ability to expand sales volume, which is highly dependent on the smart grid implementation plans of Duke Energy and other utilities; and
•	The need for us to continue to invest in operating activities in order to remain competitive or acquire other businesses and technologies in order to complement our products, expand the breadth of our business, enhance our technical capabilities or otherwise offer growth opportunities.

If we cannot effectively manage these factors, we may need to raise additional capital in order to fund our operating needs. We currently do not have any commitments for additional funding. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Off-Balance Sheet Arrangements

As of December 31, 2009 and 2010, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space and certain other capital lease obligations, we do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2010. These contractual obligations require us to make future cash payments.

	Payments Due By Period
		Less than 1			More than 5
Contractual Obligations	Total	Year	1 - 3 Years	3 - 5 Years	Years
	(In thousands)

Short-Term Debt Obligations	$—	$—	$—	$—	$—
Capital Lease Obligations	11	11	—	—	—
Operating Lease Obligations	794	390	404	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under GAAP	—	—	—	—	—

Total	$805	$401	$404	$—	$—

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk. We bill our customers predominately in U.S. dollars and receive payment predominately in U.S. dollars. Additionally, although our products are manufactured by our contract manufacturer in China, we pay our obligations to it in U.S. dollars. Accordingly, our results of operations and cash flows are not materially subject to fluctuations due to changes in foreign currency exchange rates. If we increase sales of our products outside of the United States, our contracts with foreign customers may be denominated in foreign currency and may become subject to changes in currency exchange rates.

Interest Rate Sensitivity. Interest income and expense are sensitive to changes in the general level of U.S. interest rates. However, based on the nature and current level of our investments, which are primarily cash and cash equivalents, we believe there is no material risk of exposure.

Seasonality

Historically, we have not experienced significant seasonal fluctuations or variations in sales. Since our communications nodes are physical devices that are manually installed by utilities, weather conditions may temporarily impact the timing of deployment. However, we do not expect that adverse weather conditions will result in substantial fluctuations or variations of sales in any particular reporting period.

Recently Issued Accounting Pronouncements

The FASB ratified Accounting Statement Update, or ASU, 2009-13, “Revenue Recognition-Milestone Method (Topic 605): Multiple-Deliverable Revenue Arrangements,” which eliminates the residual method of allocation, and instead requires companies to use the relative selling price method when allocating revenue in a multiple deliverable arrangement. When applying the relative selling price method, the selling price for each deliverable shall be determined using vendor specific objective evidence of selling price, if it exists, and otherwise using third-party evidence of selling price. If neither vendor specific objective evidence nor third-party evidence of selling price exists for a deliverable, companies shall use their best estimate of the selling price for that deliverable when applying the relative selling price method. ASU 2009-13 shall be effective in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Companies may elect to adopt this guidance prospectively for all revenue arrangements entered into or materially modified after the date of adoption, or retrospectively for all periods presented. We have adopted this standard effective January 1, 2011. We do not expect the provisions of ASU 2010-13 to have a material effect on our financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU 2010-17, or ASU 2010-17, “Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition.” The amendments in this update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply the amendments retrospectively from the beginning of the year of adoption. We have adopted this standard effective January 1, 2011. We do not expect the provisions of ASU 2010-17 to have a material effect on our financial position, results of operations or cash flows.

We do not believe that any other recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the accompanying financial statements.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for the last ten quarters. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in our opinion, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	2009				2010				2011
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30
	(In thousands, except per share data)

Total revenue	$826	$31	$61	$1,275	$1,684	$4,574	$4,976	$9,124	$12,007	$15,986
Cost of goods sold	731	26	178	901	1,141	2,641	2,998	5,243	6,801	9,162

Gross profit	95	5	(117)	374	543	1,933	1,978	3,881	5,206	6,824

Operating expenses:
Research and development expenses	1,082	1,109	1,342	1,413	1,577	1,398	1,273	2,066	2,088	2,805
Selling, general and administrative expenses	1,215	1,226	1,146	1,075	1,175	1,130	1,270	1,664	2,011	1,496

Total operating expenses	2,297	2,335	2,488	2,488	2,752	2,528	2,543	3,730	4,099	4,301

Operating (loss) income	(2,202)	(2,330)	(2,605)	(2,114)	(2,209)	(595)	(565)	151	1,107	2,523

Interest (expense) income, net	(1,832)	(2,493)	(429)	(209)	(213)	—	—	(1)	6	6
Other (expense) income, net	(9)	—	(1)	(22)	—	—	252	(6)	—	—

Total other (loss) income	(1,841)	(2,493)	(430)	(231)	(213)	—	252	(7)	6	6

Provision for income taxes	—	—	—	—	—	—	—	—	28	81

Net (loss) income	$(4,043)	$(4,823)	$(3,035)	$(2,345)	$(2,422)	$(595)	$(313)	$144	$1,085	$2,448

Net (loss) income per share (basic)	$(0.56)	$(0.67)	$(0.37)	$(0.26)	$(0.17)	$(0.04)	$(0.02)	$0.01	$0.07	$0.15
Net (loss) income per share (diluted)	$(0.56)	$(0.67)	$(0.37)	$(0.26)	$(0.17)	$(0.04)	$(0.02)	$0.01	$0.06	$0.14
Weighted average shares used in computing basic net (loss) income per share	7,200	7,209	8,167	8,974	14,162	15,871	15,932	15,988	16,486	16,505
Weighted average shares used in computing diluted net (loss) income per share	7,200	7,209	8,167	8,974	14,162	15,871	15,932	16,513	16,946	16,909

OUR BUSINESS

Overview

We are a leading provider of a smart grid communications platform that enables utilities to effectively deploy, integrate and communicate with multiple smart grid applications within the electric power grid. Our smart grid communications platform significantly improves the ability of utilities to use advanced technologies to upgrade their electric power grids, effectively making the grids more intelligent.

The term “smart grid” refers to the use of advanced technologies to upgrade the electric power grid, or the grid, effectively making the grid more intelligent and efficient. The grid was largely designed and built decades ago to reliably distribute electricity from generators to customers in a manner resulting in sizable capital investments and operating costs. A number of factors are increasingly straining the grid, including rapidly growing electricity demand, two-way power flow, the implementation of renewable and distributed energy sources and advanced pricing plans. As such, the aging grid is prone to reliability, security, availability and power quality issues, costing utilities and consumers billions of dollars each year. Technology is now revolutionizing the grid and transforming it into an efficient, communicating energy service platform. We believe that the smart grid will address the current shortcomings of the grid and deliver significant benefits to utilities and consumers of energy, including reduced costs, increased power reliability and quality, accommodation of renewable energy technologies, consumer empowerment over energy consumption and a platform for continued integration of new technologies.

The Ambient Smart Grid® communications platform, which includes hardware, software and firmware, enables utilities to effectively manage smart grid applications. Our communications platform provides utilities with a secure, two-way, flexible and open Internet protocol, or IP, architecture that efficiently networks smart grid applications and different technologies within each application and supports multiple communications technologies currently used by utilities, such as Wi-Fi, radio frequency, cellular technologies, power line communications, serial and Ethernet. Today, our communications platform enables the simultaneous integration and parallel communication of multiple smart grid applications provided by a variety of vendors, including smart metering, demand response and distribution automation. We believe that the Ambient Smart Grid® communications platform delivers significant benefits to utilities, including support of a single network; an open, scalable and interoperable platform; preservation of utility investments; third-party application hosting; remote and distributed intelligence; secure communications; and reduced overall implementation and operating costs.

The Ambient Smart Grid® products and services include communications nodes; a network management system, AmbientNMS®; integrated applications; and maintenance and consulting services. The communications nodes, our principal product, are physical boxes that contain the hardware and software needed for communications and data collection in support of smart grid assets. We have configured our communications nodes to act as individual data processors and collectors that receive signals from other networked devices, enabling smart grid applications. Duke Energy, our premier customer, has deployed approximately 55,000 of our communications nodes that receive data from smart electric and gas meters, using a variety of communications technologies, and process and transmit these data to the utility back office over a cellular carrier network for further processing. Furthermore, our communications nodes, in the fourth generation of development, also accommodate integrated applications that include our own developed technology and third-party technology, thereby substantially increasing their functionality. By enabling such system interoperability, our communications platform both reduces implementation and ongoing communications costs and improves overall power management efficiencies. We believe that, to date, no other single solution or technology has provided the necessary flexibility in a cost-effective manner, enabling a comprehensive digital communications platform while leveraging standards-based technologies. We developed our communications platform to fill this void.

Our long-standing relationship with Duke Energy, which we believe has one of the most forward-looking smart grid initiatives in North America, has led to rapid growth in our business. We entered into a long-term agreement in September 2009 with Duke Energy, currently our sole customer, to supply Duke Energy with our Ambient Smart Grid® communications platform and license our AmbientNMS® through 2015. We increased revenue from

$2.2 million in 2009 to $20.4 million in 2010 and generated $28.0 million of additional revenue in the first six months of 2011. As of June 30, 2011, we had backlog of approximately $68 million, consisting of products that we expect to deliver into 2012. We believe that there exists a significant opportunity for growth with Duke Energy and with Progress Energy, upon the anticipated completion of the proposed merger of Duke Energy and Progress Energy announced in January 2011. We also intend to leverage our success with Duke Energy to secure additional customers.

Industry Overview

The Electric Power Distribution Grid

The grid was largely designed and built decades ago. Rapidly growing electricity demand and the implementation of renewable and distributed energy sources, among other factors, are increasingly straining the grid. According to the U.S. Department of Energy, or DOE, in the United States 70% of transmission lines are 25 years old or older; 70% of power transformers are 25 years old or older; and 60% of circuit breakers are 30 years old or older. The current grid infrastructure, both in the United States and abroad, simply is not designed to accommodate the dynamic electricity distribution requirements of today or the future. As a result, the aging grid is prone to reliability, security, availability and power quality issues, costing utilities and consumers billions of dollars each year. For example, according to the Electrical Power Research Institute, or EPRI, power disturbances and quality problems alone cost U.S. businesses between $119 billion and $188 billion each year.

The following factors highlight the deficiencies of today’s grid:

Increasing Energy Demand. Worldwide economies and populations are expanding and that expansion and the proliferation of electronic devices require more, and higher quality, electricity. According to the U.S. Energy Information Administration, or EIA, demand for electricity in the United States is projected to grow 30% by 2030, requiring approximately $1.5 trillion in generating and distribution infrastructure investment. Electrical generation worldwide is expected to increase approximately 87% from 2007 to 2035. In comparison, between the years of 1990 and 2003, worldwide electricity demand increased by only 25%. The increased energy demand has already begun, and will increasingly continue, to strain the reliability and integrity of the grid.

Severely Strained and Aging Grid. The strain on the grid has led to efficiency losses, service interruptions, higher electricity rates and costly unplanned maintenance and repair expenses. According to the EPRI, power quality issues alone already cost between $15 billion and $24 billion per year in the United States. As consumers and industries increase their reliance on electronic devices, these disturbances and quality issues will become more disruptive and more costly. Increased grid efficiency will help reduce the capital required for added grid infrastructure.

Inability of the Grid to Support Proliferation of Renewable Energy and Related Technologies. Over the past few years, utilities and consumers have increased their adoption of centralized and distributed renewable energy, such as wind, solar and energy storage technologies, as a source of electricity. According to the EIA, renewable energy sources will account for 23% of total electricity generation worldwide in 2035. Furthermore, expected growth in electric vehicles will create the need for charging stations, placing additional strain on the grid. The grid will not be able to accommodate all of these renewable energy initiatives. Moreover, approximately half of the states in the United States have some form of renewable portfolio standards, which require that specified amounts of electricity are sourced from renewable sources, resulting in a substantial anticipated increase in the need for grid modernization. This is a global trend evidenced, in part, by the European Union, or EU, climate energy goals. The EU has adopted aggressive climate and energy goals — the “20-20-20” targets — that aim to reduce EU greenhouse gas emissions at least 20% below 1990 levels, derive 20% of EU energy consumption from renewable resources and create a 20% reduction in primary energy use compared with projected levels through improving energy efficiency, in each case, by 2020.

Limited Real-Time Operational Insight, Communication and Analysis. The century-old grid in the United States consists of over 300,000 miles of transmission lines and over 1,000,000 megawatts of generating capacity. The importance of today’s grid to modern society is unquestionable; however, it remains largely untouched by modern networking and communications technologies. For example, power outages are still manually reported for the majority of the grid. The lack of communications technologies represents a significant limiting factor in the amount of information and control available to both utility operators and their customers. The lack of these technologies has also had a limiting effect on the ability of utilities to engage with their customers and for customers to take an active role in their consumption and cost of energy and resources.

The Smart Grid

We believe that the smart grid transformation will address the shortcomings of the current grid as well as deliver significant benefits to utilities and consumers of energy. The smart grid encompasses multiple technologies and applications, and represents significantly more than just smart electric meters. The U.S. Energy Independence and Security Act of 2007 provided the following, thorough definition of the smart grid:

The term “smart grid” refers to a modernization of the electricity delivery system so it monitors, protects and automatically optimizes the operation of its interconnected elements — from the central and distributed generator through the high-voltage network and distribution system, to industrial users and building automation systems, to energy storage installations and to end-use consumers and their thermostats, electric vehicles, appliances and other household devices. The smart grid will be characterized by a two-way flow of electricity and information to create an automated, widely distributed energy delivery network. It incorporates into the grid the benefits of distributed computing and communications to deliver real-time information and enable the near-instantaneous balance of supply and demand at the device level.

In brief, the term “smart grid” refers to the use of advanced communications technologies and modern computing capabilities to upgrade the electric power grid (and even other utility infrastructures, such as gas and water), effectively making the grid more intelligent and efficient. We believe that the implementation of intelligent and seamless communication across the grid represents the largest expected wave of information technology spending, similar to the previous telecommunications and Internet investment cycles.

Smart Grid Applications

The smart grid will connect millions of devices that generate, distribute, control, monitor and use energy, thereby enabling utilities and consumers to dynamically interact with the energy supply chain. The smart grid is more than just smart meters, and we believe that fully realizing the benefits of the smart grid will require the implementation of a variety of technologies and applications. For all smart grid applications to work seamlessly together, a flexible and open communications platform is needed for the interoperability of each connected smart grid application, including the following:

Smart Meters. Smart meters encompass the meters themselves, related communications equipment and data management systems that record and monitor real-time energy consumption information at regular intervals. Smart meters allow for two-way communication of data between the smart meter and a utility’s back office, providing utilities with valuable information to measure and control production, transmission and distribution more efficiently and providing consumers with information to make informed choices regarding energy consumption. This technology further enables a utility to reduce the costs of operating its distribution system by automating various functions that are currently performed manually, such as reading customer meters and turning power on and off at the customer meter.

Demand Response. Demand response is an initiative in which utilities provide incentives to consumers to reduce energy usage during times of peak demand. Demand response includes technology that can manage the consumption of electricity in conjunction with supply and demand fluctuations, enabling variable pricing and providing information to encourage consumers to make more active decisions about their energy usage. Utilities can use demand response to enable consumers to reduce, or provide direct utility control of, electricity use, particularly during high price/demand periods, by sending time-differentiated prices to customers via the meter and recording customers’ actual real-time usage. Demand response technology enables utilities to better manage their distribution network, delivering electricity more efficiently and potentially reducing peak and baseload generation requirements.

Distribution Automation. Distribution automation encompasses utilities deploying control devices and communications infrastructure to monitor and control energy distribution in real time, enabling intelligent control over grid functions at the distribution level. Utilities use distribution automation applications to directly control the flow of electricity from individual substations to consumers in order to improve the quality of power generation, reduce the frequency, duration and scale of power outages, reduce energy losses and ultimately optimize operating efficiency and reliability of the grid.

Network Management Systems. Utilities require back office software and computer hardware systems to monitor and manage the vast numbers of devices and information collected by those devices from various smart grid applications. Network management systems control smart grid devices and collect and process data in the back office relying on two-way communications.

Smart Grid Requirements

The success of the smart grid, with its promise of delivering significant benefits to utilities, consumers and the environment, will depend upon the successful implementation of smart grid applications that rely on a network communications infrastructure. Due to the varied nature of applications, technologies and communication methods, the dedicated communications infrastructure requires ample flexibility in order to accommodate and support all connected applications. Key requirements of the smart grid include the following:

Communications Platform. A secure, flexible and open communications platform is required to enable the smart grid. The communications platform provides real-time, two-way information flow from multiple smart grid applications to a network management system at a utility’s operations center, providing the critical foundation upon which a utility deploys its smart grid applications. A flexible, purpose-built communications platform accommodates different functional requirements of each smart grid application, allows different communications technologies to work in parallel and allows a utility to rapidly scale a large number of smart grid applications.

Interoperability. Various agencies, including the U.S. National Institute of Standards and Technology and the Institute of Electrical and Electronics Engineers, are developing specific smart grid standards that will allow for software and hardware components from different applications, vendors and technologies to seamlessly work together. Interoperability standards, and an open communications platform that supports them, will allow for growth of the smart grid that is not predicated on any one proprietary network architecture or communication technology.

Scalability. As utilities incorporate millions of smart grid devices into the grid, all of which will generate vast amounts of information, the communications platform must both support all connected applications in parallel and allow for quick and cost-effective deployment of new smart grid devices and new applications. A communications platform that cannot scale or is limited with latency or bandwidth issues seriously curtails realizing the full benefits of a smart grid.

Security. With increasing threats of cyber-attacks and the corresponding increased sophistication of malicious technology, communications infrastructure must provide security to protect the assets of the utility, preserve the reliability of the grid and protect consumers. Secure, IP-based communication protocols are an integral part of any communications platform.

Cost Effectiveness. An interoperable, scalable and flexible communications platform allows a utility to deploy a single platform for all smart grid applications, reducing operation and maintenance costs associated with running separate networks. A flexible communications platform also allows utilities to avoid stranding assets by incorporating legacy technologies into more advanced systems, while also providing a platform for future technologies.

Anticipated Smart Grid Investment

Pike Research forecasts that smart grid investment will total $52 billion in North America by 2015, $80 billion in Europe by 2020 and $171 billion in Asia by 2015. The U.S. government is a substantial proponent of smart grid technologies, primarily through the American Recovery and Reinvestment Act of 2009, or ARRA, which awarded more than $3.4 billion in stimulus funding for smart grid technology development and demonstration, plus $615 million for smart grid storage, across 99 smart grid initiatives to be spent by 2013. Due to the cost-share nature of the awards, U.S. investment in smart grid technologies associated with the ARRA reached approximately $8 billion in projects to be completed by 2015. The rollout of smart meters, one specific smart grid application, is currently a driving factor in the deployment of the smart grid. According to EIA, approximately 7% of all electric meters in the United States are smart meters, illustrating a large remaining opportunity for smart meters alone.

We expect that distribution automation, another important smart grid application, may represent the fastest growing and potentially largest area of smart grid investment. According to SBI Energy, the global substation automation product market is expected to reach $106 billion by 2015, where a bulk of the growth is expected to come from countries that are working to modernize their electricity networks and accommodate smart grid technologies. We expect future investment in all smart grid applications and technologies to substantially increase.

Smart Grid Benefits

The following represent some of the most significant benefits of the smart grid:

Reduces Costs for Utilities and Consumers. To meet the growing demand for electricity, utilities will need to invest substantial capital for added generation and transmission and distribution infrastructure. However, according to the DOE, utilities in the United States can save up to $163 billion through 2025 in costs associated with this investment through increased energy efficiency with the grid, reducing transmission congestion and preserving reserve capacity resulting from the deployment of smart grid applications. By avoiding such substantial costs, utilities can therefore better mitigate anticipated consumer rate increases. Moreover, the two-way communication facilitated by smart grid technologies will enhance utilities’ ability to balance supply and demand of electricity, allowing them to more efficiently utilize their generation assets and reduce the amount of expensive peak demand assets. According to the EPRI, an investment of $338 to $476 billion in smart grid initiatives over the next 20 years will provide overall benefits valued between $1.3 and $2.0 trillion.

Increases Power Reliability and Quality. The smart grid’s two-way communications capabilities provide real-time information about the grid’s electricity characteristics, such as current and voltage, allowing grid operators and smart devices to identify and optimize how electricity flows through the grid. Smart grid technologies, such as distributed capacitor banks and Volt/VAR controls, can smooth out the overall quality of electricity as well as protect grid elements and customers against sudden power surges and other transient power events, all while decreasing line loss. According to the EPRI, power quality issues cost between $15 billion and $24 billion per year in the United States, costs that we believe can be substantially avoided by utilizing the smart grid.

Accommodates Renewable Energy Sources and Electric Vehicles. Utilities need smart grid technologies to support the widespread adoption of renewable energy sources, electric vehicles and other clean technology solutions. The intermittent nature of renewable electricity, the developing energy storage technologies and the demand of electric vehicles all create challenges for utilities in matching energy generating sources with demand. We believe that each of these issues is effectively addressed with a full smart grid implementation.

Facilitates Consumer Empowerment. Two-way communication will allow consumers to proactively monitor and control the way in which they consume electricity, which will ultimately help consumers to lower their electricity bills. According to Energy Insights, 70% of respondents to a survey conducted in the United States indicated a high interest in implementing technology in their homes that would keep them informed of their energy use. Utilities can also develop improved pricing practices aimed at creating a more efficient pricing structure that addresses potential pricing inequalities during normal and peak demand cycles.

Provides a Platform for Technology Innovation. The development of new smart grid applications and technologies and their continued integration into the grid are critical to full development of the smart grid. The smart grid will allow for the seamless integration of new technologies into the grid without the need to substantially change existing infrastructure, thereby avoiding significant capital costs required to support ever-evolving technologies.

Our Solution

The Ambient Smart Grid® Communications Platform

The Ambient Smart Grid® communications platform, which includes hardware, software and firmware, enables utilities to both effectively manage smart grid applications and directly integrate certain applications into our products themselves. Our communications platform provides a utility with a secure, two-way, flexible and open IP architecture that efficiently networks smart grid applications and different technologies within each application and supports multiple communications technologies currently used by utilities, such as Wi-Fi, radio frequency, cellular technologies, power line communications, serial and Ethernet. Our communications platform enables the integration of smart grid applications, such as smart metering, demand response, distribution automation and monitoring, and direct load control. It also provides an open and flexible platform allowing for the addition of multiple applications, as well as enhancements and future applications.

Our Ambient Smart Grid® communications nodes are attached on or near a utility’s transformer, and they support applications and connectivity to devices that comprise the smart grid. These communications nodes are physical boxes we designed for use in the harsh, outdoor environments in which utilities operate. Our network management system, known as AmbientNMS®, manages the large numbers of devices on a smart grid network. By enabling such system interoperability, our communications platform both reduces implementation and ongoing communications costs, and improves overall power management efficiencies. Furthermore, our communications nodes also accommodate smart grid applications installed directly into the communications nodes, which include our own developed technology and third-party technology, thereby substantially increasing their functionality.

The following diagram depicts our products in the utility infrastructure:

Ambient Smart Grid® Benefits

Our products offer the following benefits to utilities:

Support of a Single Network Through Flexible Communications. Our communications nodes support multiple communication technologies simultaneously, allowing a utility to leverage a single communications platform to support many smart grid applications that rely on different communication technologies, such as cellular, Wi-Fi, 900MHz radio frequency, power line carrier, serial and Ethernet, all operating in parallel in a single communications node.

Open Platform for Scalability and Interoperability. Our AmbientNMS®, or third-party management systems, can manage our open communications platform. Our communications platform offers flexibility that allows utilities to deploy multiple smart grid applications from multiple vendors, including our competitors, and it can evolve with new technologies.

Preservation of Utility Smart Grid Investments. The flexibility and open architecture of our communications platform protect a utility against stranding existing assets, including an investment in our communications platform itself. It is a major impediment for utility smart grid investment if a utility is not able to recover, or is concerned about recovering, the costs of previously deployed assets. For example, our communications nodes can support the collection of data from legacy, one-way communicating meters, which many utilities have previously installed and carry significant undepreciated value on their balance sheets. It is generally not cost effective for utilities to replace these legacy meters with current, two-way communicating smart meters; however, they can use our communications nodes to increase the intelligence/functionality of the existing system and eliminate costly, time-delayed manual data collection routines, such as drive-by meter readings. As utilities gradually replace legacy smart grid assets with current technologies throughout the natural replacement cycle, they can seamlessly integrate into our existing communications nodes and communications platform, eliminating the need for a costly, wholesale deployment as smart grid technologies and applications continue to evolve.

Local Application Hosting and Development Framework. We have designed our communications nodes to host both Ambient-developed applications and third-party applications. By leveraging our open communications platform, excess processing power and flash memory, we can integrate smart grid applications for utilities directly into our communications nodes, expanding their overall functionality. Our open framework and flexibility provide an environment for new applications and the ability to add newly developed or tailored applications to our communications nodes even after they have been deployed. Utilities can perform central updates to our communications nodes, eliminating the need for deploying human and equipment capital, thereby providing for quick and inexpensive software updates.

Remote and Distributed Intelligence. Our communications nodes are equipped with powerful processing capabilities that allow for local management and control of smart grid data, which may be aggregated from multiple smart grid applications. Processing and storage capabilities within our communications nodes allow a utility to more efficiently manage a vast amount of distributed data.

Secure Communications. We secure our communications platform through the use of both physical tamper detection features and secure protocols that encrypt data traffic. Additionally, we are active participants in helping to establish industry standards regarding security and other technical requirements, allowing us to continually improve the security of our products.

Reduced Overall Communications Implementation and Operating Costs. We deliver our communications platform completely preconfigured to the needs of the utility, allowing for a rapid and simplified deployment. Simplifying the deployment process of smart grid applications saves utilities time and cost because the deployments of smart grid applications require a substantial human effort. Our communications nodes are deployed preconfigured and are capable of communicating with several different applications via a variety of communication technologies. As a result, no other follow-on effort is required in order to become active within a utility’s communications network. Furthermore, there is no need for a utility to develop and invest in separate, application-specific communications platforms in order to integrate all smart grid-related assets because our communications platform provides for a single network that can accommodate a variety of applications and technologies in parallel.

Our Products and Services

We designed an open and flexible communications platform to ensure interoperability and longevity of smart grid applications on a cost-effective basis, regardless of environment or location. Our communications nodes can integrate applications without the need for further investment in multiple communications equipment, saving a utility considerable deployment time and cost. To date, no other single solution or technology has provided the necessary flexibility in a cost-effective manner enabling a comprehensive digital communications platform while leveraging standards-based technologies. We developed our communications platform to specifically fill this void. Our communications platform includes the following:

Ambient Smart Grid® Communications Nodes. Communications nodes are physical boxes that contain the hardware and software needed for communications and data collection in support of smart grid assets. We configured our communications nodes to act as individual data processors and collectors that receive signals from other networked devices, enabling smart grid applications. Our communications nodes can also contain our own or third-party embedded smart grid applications. We are currently in final testing and evaluation of our fourth-generation communications nodes. The following is a graphical depiction of how our communications nodes interact and connect with smart grid applications and the utility.

AmbientNMS®. AmbientNMS® is a network management system that manages large numbers of communications nodes, devices and customers on a smart grid network. A utility can use the AmbientNMS® to effectively manage its entire smart grid distribution system, providing valuable information over a single communications network. We customize AmbientNMS®, providing a utility with the tools necessary to tailor its monitoring and processing and to act upon vast amounts of information on a real-time basis. AmbientNMS® also provides the functionality to predict, and precisely control, the amount of data traffic to be used by individual devices and the communications network as a whole. Utilities can systematically push software updates to deployed communications nodes and other downstream devices.

Ambient Energy Sensing Solution. Our Energy Sensing Solution monitors critical aspects of a utility’s distribution network through measurement of current and voltage characteristics. Having the capability of measuring and monitoring power quality allows a utility to obtain real-time insight into characteristics such as power factor and general power quality, as well as the ability to quickly identify problem areas from a central location without having to deploy equipment and human capital to do so. Real-time power quality monitoring also allows utilities to better interface with their customers who may have strict tolerances associated with their power requirements, and it also can provide critical information for outage notification and restoration systems. The hardware and software used in our Energy Sensing Solution are incorporated directly into our communications nodes, creating a much more efficient use of capital and utility pole real estate.

Partial Discharge Monitoring. The same Energy Sensing technology that allows our communications platform to pull current information from the medium voltage distribution lines, also allows our communications nodes to monitor the health of the power lines. Real-time information regarding the health of buried power lines is not generally available today. Our communications platform offers utilities this information, thereby allowing utilities the ability to more-effectively maintain their underground distribution lines and manage their replacement schedules.

Maintenance and Consulting Services. We provide maintenance and implementation services to maintain the software installed within our communications platform. We can remotely distribute software upgrades and added features to deployed communications nodes within the network. We also provide a variety of consulting services relating to product development, network management services and smart grid deployment strategies. We provide maintenance and consulting services to provide a turnkey offering of our communications platform.

Duke Energy Relationship

Since 2005, we have been a key strategic partner of Duke Energy and we believe the leading supplier of its smart grid communications technology in connection with its smart grid implementation. With what we believe is one of the most forward-looking smart grid initiatives in North America, Duke Energy announced plans to invest $1 billion over the next five years in smart grid equipment for its service territories including Ohio, Indiana, Kentucky and the Carolinas. Specifically, Duke Energy’s smart grid deployment includes digital and automated technology, such as communications nodes, smart meters and automated power delivery equipment. The following table summarizes the evolution of our relationship with Duke Energy:

2005	•	Security and safety testing of our communications nodes
2006	•	Delivery of approximately 700 communications nodes for pilot deployment
2008	•	Commercial agreement for 9,000 communications nodes
2009	•	Award to Duke Energy of $204 million in ARRA digital grid stimulus funds and Duke Energy announcement of plans to invest a total of $1 billion in smart grid deployment initiatives over five years
	•	Long-term supply agreement with Duke Energy to supply our communications nodes and services through 2015
2010	•	Full-scale smart grid deployment by Duke Energy in Ohio, which includes smart meters, automated power distribution equipment and a communications network encompassing more than 130,000 of our communications nodes, 700,000 electric meters and 450,000 gas meters
	•	Deployment by Duke Energy of approximately 20,000 of our communications nodes
2011	•	Cumulative pilot deployment by Duke Energy of approximately 3,000 of our communications nodes in the Carolinas
	•	Cumulative total of approximately 55,000 communications nodes deployed
	•	Ambient total backlog of approximately $68 million, as of June 30, 2011.

Duke Energy is actively deploying our communications nodes and is licensing the AmbientNMS® system, specifically for its deployment in Ohio. We believe that we are the predominant provider of communications nodes and network management system software for Duke Energy’s Ohio deployment.

We believe that we have demonstrated that our technology is secure, two-way, flexible, open, scalable, reliable and cost-effective through the total deployment of approximately 55,000 communications nodes in the field with Duke Energy. We believe that Duke Energy will continue to predominantly use our communications platform for the remainder of its Ohio smart grid deployment. Furthermore, Duke Energy’s pilot deployment of approximately 3,000 communications nodes in the Carolinas predominantly uses our communications platform as well. Throughout the past five years, we have worked with Duke Energy to develop our communications platform, which has enabled Duke Energy’s ability to rapidly deploy its smart grid initiatives. Duke Energy has accelerated its historical deployment rates and is presently deploying approximately 6,000 of our communications nodes each month.

We believe that we have a substantial opportunity to grow our business with Duke Energy. In January 2011, Duke Energy and Progress Energy announced a proposed merger that is subject to stockholder and regulatory approval. Together, Duke Energy and Progress Energy have committed to spend a combined $1.5 billion in smart grid initiatives, partially funded by approximately $400 million in total grants awarded to them in 2010 under the ARRA and required to be spent by 2013. In addition to the 130,000 communications nodes scheduled for deployment in Ohio, we estimate that Duke Energy would require over 670,000 communications nodes if it implements a full deployment of smart grid communications nodes in Indiana, Kentucky and the Carolinas. According to Duke Energy, it is currently working through the planning process to finalize full-scale deployment plans in Kentucky and the Carolinas and has filed with the North Carolina Public Utilities Commission for the required approvals. Duke Energy is using information from its North Carolina pilot programs and its Ohio deployment to enhance its customer experience in its other service territories. We believe that substantially all communications nodes deployed by Duke Energy to date are our communications nodes. If Duke Energy and Progress Energy complete their proposed merger and the combined company adopts Duke Energy’s deployment strategy relating to smart grid initiatives, we estimate a potential deployment of 620,000 additional communications nodes in Progress Energy’s territories in Florida and the Carolinas.

Competitive Strengths

We believe that the following competitive strengths help us to maintain a leading position in providing smart grid communications solutions to utilities:

Proven Technology. Since 2008, Duke Energy has successfully deployed our communications platform. With the deployment of approximately 55,000 communications nodes providing the connectivity for a variety of smart grid applications, we have demonstrated that our technology is quickly scalable and highly reliable. We believe that our communications nodes have met all of the strict reliability requirements of Duke Energy and have proven reliable through years of exposure to the elements. We believe that our continued ability to satisfy Duke Energy’s rigorous qualification standards and testing, as well as our proven ability to scale, provides us with an advantage over many of our competitors.

Premier Utility Customer. Duke Energy is one of the largest utilities in the United States with what we believe to be one of the most forward-looking smart grid initiatives in North America. We have served as a strategic partner of Duke Energy’s smart grid programs since 2005. Duke Energy has successfully deployed our products on a commercial scale. We believe that other utilities will adopt Duke Energy’s vision of implementing a communications platform that can accommodate a variety of smart grid applications and communications technologies, moving beyond a focus on smart meters, in order to realize the full benefits of the smart grid.

Communications Focused. Since 2000, we have maintained a focus on the development of a communications platform that meets the needs of utilities. Our commitment to this market segment allows us to focus all research and development and engineering efforts on meeting the challenges of this market and rapidly responding to customer needs. We do not design or provide equipment such as meters or home area network devices. Rather, we focus on the communications platform that enables these devices. Our focus, experience and industry know-how, built over three increasingly robust generations of our current communications platform, allow us to quickly react to the ever-changing and individualized needs of utilities, thereby providing a competitive edge over our competitors with products that may not represent their core competency.

Purpose-Built Products. Our substantial industry experience and relationship with Duke Energy have led to the development of products that are purpose-built for the harsh, outdoor environments in which utilities must operate. We have designed our equipment for direct placement onto the distribution infrastructure, which exposes it to the natural elements, without the need for an additional enclosure. Further, the internal elements of our communications nodes include, which includes hardened components, battery backups, excess surge protection and other components. Preconfigured and self-registering communications nodes allow for rapid and safe installation and eliminate the need for on-site field engineers, reducing installation time and cost.

Our Growth Strategy

Our objective is to maintain our market leadership position in providing a communications and application platform that enables a utility’s comprehensive smart grid initiatives. The following key initiatives comprise our growth strategy:

Expand Our Relationship with Duke Energy. We plan to expand our relationship with Duke Energy as it continues its smart grid deployment initiatives in additional service territories and with additional applications. We expect that, as Duke Energy deploys smart grid assets in other regions, including Indiana, Kentucky and the Carolinas, a significant opportunity exists for us to provide hundreds of thousands of our communications nodes. Furthermore, as we continue to work with Duke Energy, we expect that we will be able to develop and provide additional product offerings. Finally, if Duke Energy and Progress Energy complete their proposed merger, we believe that we will have further expansion opportunities.

Secure New Utility Customers. We intend to leverage our successful commercial deployment with Duke Energy to secure new domestic and international customers that are evaluating communications platforms to accommodate and integrate a variety of smart grid applications. These new customers may include utilities that have already deployed smart meter-centric systems and utilities that are still developing their smart grid plans. We intend to use this industry momentum in promoting our communications platform to the many utilities with whom we have relationships, as well as other utilities interested in an open communications architecture. We will also promote our communications platform to utilities that are limited by legacy metering technology. We believe that our technology can help utilities expand the functionality of their previously deployed smart metering initiatives, and we intend to pursue this market segment. To facilitate this initiative, we expect to substantially increase our investment in business development activities, including investing in initiatives aimed at penetrating both domestic and international markets.

Establish Strategic Relationships. We plan to form additional strategic relationships with smart grid application vendors, including meter manufacturers, distribution automation equipment manufacturers, communications providers and other key value-added providers in the smart grid industry. By establishing such relationships, we believe that we can accelerate the sales of our products. Further, by incorporating our communications platform into existing smart grid applications, we can help such providers offer a complete smart grid solution in addition to the equipment that they offer, while lowering the overall cost of deployment for a utility.

Continue Product Innovation and Development. We will continue to invest in the development of new capabilities for our communications platform in order to meet the evolving needs of utilities. For example, we have already developed Energy Sensing Solutions and Partial Discharge Monitoring that are directly integrated into our communications nodes. We will also continue to invest in expanding the functionality of our communications platform to accommodate the proprietary technologies of our competitors, thereby providing utilities with the added flexibility of utilizing multiple vendors. We have released three generations of our Ambient Smart Grid® products, and we are currently in the final testing stages of our fourth generation products, which we expect to begin shipping in the first half of 2012. With our commitment to research and development, we believe that we will provide significantly improved products with greater functionality delivered at lower cost than previously released products.

Sales and Marketing

We believe that the successful deployment of Duke Energy’s smart grid implementation in Ohio, which includes our communications platform, will result in other utilities adopting similar smart grid strategies to fully realize the benefits of the smart grid. We expect to leverage this success in order to acquire new utility customers. We expect to increase selling, marketing and business development activities, including the hire of additional personnel, to secure new customers domestically and internationally.

Given the strategic impact of smart grid applications on a utility, a utility’s decision-making processes typically involves top-level executives and large multi-functional teams across many organizational layers. Utilities generally undertake extensive budgeting, procurement, competitive bidding, technical and performance review activities. Additionally, the regulatory approval processes can be lengthy. A typical sales cycle with a new utility can take 12 months or more, depending on the size of the utility and the smart grid initiatives it intends to deploy. Utilities generally conduct both lab testing and field pilots to verify the functionality of products prior to awarding a contract for a larger deployment. However, based upon our experience with pilot programs with Duke Energy and the flexible nature of our communications platform, we believe that we are well positioned to effectively execute such pilot programs. Furthermore, new customers can learn how our technology is deployed within Duke Energy’s territories. For example, our communications platform is profiled at Duke Energy’s Envision Center in Ohio where prospective customers can observe the integration of our technology into Duke Energy’s smart grid initiatives.

Strategic Alliances and Relationships

We believe that we possess the internal resources for the further development of our technology. However, we have, and will continue to develop, relationships with certain suppliers, smart grid equipment manufacturers and wireless communication providers to ensure that we can offer competitive products to support our business development initiatives. Specifically, we have established relationships with certain component suppliers, such as Qualcomm, Sierra Wireless and Novatel Wireless. We have also entered into joint marketing agreements with certain wireless communication providers, including Verizon Wireless and Sprint.

As an example of our efforts to improve the interoperability of our communications platform with various smart grid applications, we have entered into an Interoperability and Co-Marketing Agreement with Tollgrade Communications, Inc., a leading provider of network assurance solutions for the telecommunications and utility industries, which allows us to incorporate its LightHousetm centralized remote monitoring system for electric power utilities and also provides for the opportunity to develop additional technologies.

Research and Development

The majority of our employees are engaged in product research and development activities. We also engage independent contractors to provide research and development services. Research and development is critical to ensure the continued success and growth of our business. We plan to expand our research and development activities, including hiring additional personnel. We also intend to continue to work with our customers so that we can continue to develop and provide additional product offerings.

We incurred research and development expenses of approximately $4.4 million in 2008, $4.9 million in 2009, $6.3 million in 2010 and $4.9 million for the six months ended June 30, 2011.

Intellectual Property

We currently rely upon a combination of trade secrets, patents, copyrights and trademarks, as well as non-disclosure agreements and invention assignment agreements, to protect our technologies and other proprietary company information. As of June 30, 2011, our intellectual property portfolio included 25 patents issued or allowed by the United States Patent and Trademark Office, or USPTO, and we have 5 pending patent applications in the United States. We have also filed many of our U.S. patents in various foreign jurisdictions, and expect that we will file our U.S. pending patent applications in foreign jurisdictions as well. Approximately half of our issued and pending U.S. patents relate to our legacy utilities communications technologies, and the other half relate to our communications platform, including our Energy Sensing Solution. Our issued U.S. patents will expire between 2020 and 2029. Ambient®, Ambient Smart Grid®, Communications for a Smarter Grid® and AmbientNMS® are registered trademarks of Ambient Corporation with the USPTO. We have other marks pending with the USPTO.

Our policy is to require our employees, consultants, advisors and collaborators to execute confidentiality agreements. Additionally, we require our employees and consultants to execute assignment of invention agreements upon the commencement of employment, consulting or advisory relationships. These agreements generally provide that all confidential information developed or made known to a party by us during the course of the party’s association with our company is to be kept confidential and not to be disclosed to third parties except in specific circumstances. In the case of employees and consultants, the agreements also provide that all inventions conceived by the individuals in the course of their employment or consulting relationship will be our exclusive property.

Employees

As of August 15, 2011, we had 79 full-time employees. Almost of all of our employees are located at our Newton, Massachusetts headquarters, and we have three field engineers located at various Duke Energy locations. None of our employees are covered by collective bargaining agreements. We have never experienced any work stoppages and consider our relations with our employees to be good.

We have a contract with Insperity, formerly known as Administaff, which is a professional employment organization. Pursuant to this contract, we and Insperity are co-employers of our personnel. Insperity is responsible for paying the salaries and wages of our personnel and providing our personnel with health, dental and various other types of insurance and benefits at favorable rates for which we would not otherwise qualify. Insperity pays salaries and wages of our personnel directly from our bank accounts, and we pay Insperity a fee for its services.

Manufacturing and Assembly

We have a Master Supply and Alliance Agreement with Bel Fuse Inc., a global producer of high-quality electronic components, for the manufacture and assembly of our communications nodes. We leverage the capabilities of Bel Fuse Inc. with respect to its low-cost, global manufacturing capabilities, supply-chain management and engineering expertise. As we continue to value engineer our communications nodes, deliver higher volumes and source alternative key components, we believe that we will continue to reduce our production costs.

Our products are made to order and are shipped directly to our customer’s warehouses in the United States. We purchase components, such as power cords, brackets and other accessories, which typically are shipped directly to our customer. In order to minimize total cost and limit our exposure of excess inventory, we typically do not hold significant amounts of finished goods or component materials at any given time.

Competition

Competition in the smart grid market is increasing and involves evolving technologies, developing industry standards, frequent new product introductions, changes in customer or regulatory requirements and localized market requirements. Competitive pressures require us to keep pace with the evolving needs of utilities; to continue to develop and introduce new products, features and services in a timely, efficient and cost-effective manner; and to stay abreast of regulatory factors affecting the utility industry.

We compete with a wide array of manufacturers, vendors, strategic alliances, systems developers and other businesses. These include smart grid communications technology companies, ranging from relatively smaller companies focusing mainly on communications technology to large Internet, hardware and software companies. In addition, some providers of smart meters may add communications capabilities in the future to provide some level of connectivity to the utility’s back office.

Some of our present and potential future competitors have, or may have, greater name recognition, experience and customer bases, as well as substantially greater financial, technical, sales, marketing, manufacturing and other resources than we possess and that afford them competitive advantages. These potential competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies, obtain more favorable pricing from suppliers and manufacturers and exert more influence on sales channels than we do. Competitors may sell products at lower prices in order to obtain market share. Competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Competitors may also be able to devote greater resources to the development, promotion and sale of their products and services than we can. Competitors may introduce products and services that are more cost-efficient, provide superior performance or achieve greater market acceptance than our products and services. Other companies may also drive technological innovation and develop products that are equal or superior in quality and performance to our products and render our products non-competitive or obsolete.

We believe that we compete effectively in the market based on a number of factors. These factors include the proven technology of our communications platform, our successful commercial deployments with Duke Energy, our focus on our communications platform, our scalable and interoperable products that we have purpose-built for the utility environment and our competitive cost of ownership. However, we may have to change our product offerings, invest more heavily in research and development or business development or acquire complementary technologies in order to remain competitive in the future.

Properties

We do not own any real property. Our corporate office in Newton, Massachusetts consists of approximately 20,242 square feet used for office and research and development purposes. The lease term for the premises commenced in September 2009 and continues through December 2012. At our request, the landlord agreed that we could commence the lease earlier, and we completed the move into our headquarters in August 2009.

Legal Proceedings

We are not involved in any pending legal proceedings that we believe could result in a material adverse effect on our business or operations.

MANAGEMENT

The following table sets forth the name, age, and position of each of our named executive officers and directors:

Name	Age	Position

John J. Joyce(1)	59	Chairman of the Board, Chief Executive Officer, President and Director
Ramdas Rao	45	Chief Technology Officer and Senior Vice President
Mark L. Fidler	40	Chief Financial Officer, Vice President and Treasurer
Michael L. Widland(2)	70	Director
D. Howard Pierce(3)(4)	70	Director
Thomas Michael Higgins(3)(4)	55	Director
Shad L. Stastney(1)	41	Director
Francesca E. Scarito(2)(3)	47	Director

(1)	Member of the finance committee.

(2)	Member of the compensation committee.

(3)	Member of the audit committee.

(4)	Member of the nominating and corporate governance committee.

John J. Joyce has been the Chairman of our board of directors and President and Chief Executive Officer since September 2001, and served as our Chief Operating Officer from November 2000 through August 2001. Since September 2010, Mr. Joyce has served on the finance committee. Prior to August 2011, Mr. Joyce also served as our Treasurer. From September 1996 to October 2000, Mr. Joyce served as Senior Vice President of ABB Financial Services Inc. and President of ABB Financial Consulting, the Americas, where he also led the global energy consulting practice within Financial Services. Mr. Joyce developed the Americas branch of ABB Financial Consulting, the financial management consultancy business of ABB Financial Services. From December 1993 to August 1996, Mr. Joyce served with The Capital Markets & Treasury Practice of Price Waterhouse LLP. Returning to the firm he had previously served for more than five years in the general audit practice, Mr. Joyce assumed the responsibilities of Manager, in which he advised corporations on a variety of business issues and strategies. Mr. Joyce was promoted to Director in June 1995. Mr. Joyce brings to our board significant experience in the energy industry and a deep knowledge of our business and our customers, and contributes a perspective based on his previous career in both finance and accounting.

Ramdas Rao has been our Chief Technology Officer and Senior Vice President since October 2010, has served as our Chief Technology Officer since July 2006 and served as our Chief Network Architect from September 2000 through July 2006. From March 2000 until September 2000, Mr. Rao was the Chief Information Officer at Mullen, a large advertising agency in North America. From November 1995 until February 2000, he was the President and Co-Founder of Gaialinks Inc., a company engaged in the development of network management software tools and providing network analysis and consulting services for large heterogeneous, multi-vendor, multi-protocol networks and systems. From January 1990 through November 1995, he was affiliated with Boston University where he was Associate Director (from January 1995 through November 1995) and a Network Systems Manager (from July 1990 through December 1994).

Mark L. Fidler joined us as our Principal Financial Officer and Vice President in June 2011 and became our Chief Financial Officer, effective as of August 4, 2011, upon the listing of our common stock on the NASDAQ Capital Market on August 3, 2011. Mr. Fidler has also served as our Treasurer since August 15, 2011. Prior to joining our company, Mr. Fidler spent the last ten years at Evergreen Solar Inc. in positions of increasing responsibility, first as Corporate Controller from 2001 to 2006 and most recently as Vice President of Finance and Treasurer. Prior to his tenure at Evergreen Solar, Mr. Fidler held various senior finance roles at The Boston Consulting Group from 1998 to 2001 and Hampshire Chemical, a division of Dow Chemical, from 1996 to 1998. From 1992 to 1995, Mr. Fidler was with the audit practice of Coopers & Lybrand. Mr. Fidler brings to our company significant public company experience within clean technology and provides us with financial and strategic leadership for our growing company.

Michael L. Widland has served on our board of directors since November 2000 and serves on the compensation committee as its chair (since March 2001). Mr. Widland has been actively practicing law since 1965 and is presently a partner at Shipman & Goodwin LLP of Stamford, Connecticut. Mr. Widland practices in the areas of commercial and corporate transactions, including financing. He is a former Connecticut Chairman of the Public Contract Section and Business Law Section of the American Bar Association and a member of the Association of Commercial Finance Attorneys. Mr. Widland’s academic degrees combined with his extensive professional experience in corporate law provide our board with valuable resources in its work to ensure that we comply with rules and regulations applicable to us.

D. Howard Pierce has served on our board of directors since November 2004 and serves on the audit committee (since November 2004) and nominating and corporate governance committee as its chair (since July 2011). Until his retirement in June 2001, he served as President and CEO of ABB, Inc., a $5 billion U.S. subsidiary of global industrial, energy and automation provider ABB, Ltd. Prior to assuming leadership of ABB, Inc., Mr. Pierce served in a number of key executive positions, including President of ABB’s Steam Power Plants and Environmental Systems and President of ABB China Ltd. In addition to serving on our board, Mr. Pierce serves on the board of directors of Harsco Corporation, a publicly traded, New York Stock Exchange-listed company, where he also serves as chairman of the audit and compensation committees. Mr. Pierce’s executive experience in the international business community with a specific focus on serving the utility industry while at ABB provides our board with a business perspective and insight that is beneficial to a small cap company, especially when establishing relationships and negotiating agreements with the larger industrial companies in the utility and communications industry.

Thomas Michael Higgins has served on our board of directors since September 2006 and serves on the audit committee as its chair (since September 2006) and the nominating and corporate governance committee (since July 2011). Mr. Higgins has served as the Senior Vice President for Finance and Chief Financial Officer of the College Board since June 2003. Prior to the College Board, Mr. Higgins was a partner in the New York City accounting firm of Silverman Linden Higgins LLP from February 1993 to June 2003. Mr. Higgins also worked in the New Jersey offices of Coopers & Lybrand LLP from January 1992 to January 1993 and at Ernst & Young LLP from 1977 to 1991. Mr. Higgins is a member of the American Institute of Certified Public Accountants as well as the New Jersey and New York State Society of Certified Public Accountants. Mr. Higgins’ extensive experience as a certified public accountant was instrumental in his appointment to the audit committee of our board of directors and provides our board with a critical accounting perspective.

Shad L. Stastney has served on our board of directors since June 2008. He has also served on the finance committee since September 2010 and as its chair since August 2011. Mr. Stastney is a founding partner of Vicis Capital, LLC, the investment advisor to Vicis Capital Master Fund, or Vicis, a multi-strategy hedge fund. Mr. Stastney has served as Chief Operating Officer of Vicis Capital since June 2004. Prior to Vicis Capital, from July 2001 through May 2004, Mr. Stastney served in the same capacity at Victus Capital. Before Victus Capital, Mr. Stastney was a Director at Credit Suisse First Boston in New York. Mr. Stastney currently serves on the boards of directors of China Hydroelectric Corp., China New Energy Group Company, OptimizeRx Corporation, The Amacore Group, Inc., Master Silicon Carbide Industries, Inc., Deer Valley Corporation, Infusion Brands International, Inc., and Zurvita Holdings, Inc. and formerly served on the board of MDWerks, Inc. and Medical Solutions Management, Inc. Mr. Stastney’s background and business experience provide our board with a greater understanding of financial and investor relations.

Francesca E. Scarito has served on our board of directors since June 2011 and serves on the audit committee (since July 2011) and compensation committee (since July 2011). Ms. Scarito is President of RS Finance & Consulting, LLC, a boutique investment bank located in Boston, Massachusetts. Ms. Scarito has been an investment banker for over 20 years and has extensive experience in private capital, equity capital markets and mergers and acquisitions. Prior to joining RS Finance & Consulting, LLC in April 2009, Ms. Scarito was a Managing Director of Canaccord Adams Inc. from May 2007 through October 2008. Ms. Scarito also was a Managing Director at Legacy Partners Group LLC from July 2004 through February 2007 and at its successor Friedman Billings Ramsey from

February 2007 through April 2007. Ms. Scarito’s extensive experience advising corporate executives and boards of directors on strategic initiatives, financings and capital markets strategy make her a valuable, objective resource for our company on these matters.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between any of the above executive officers or directors or any other person nominated or chosen to become an executive officer or a director. Pursuant to the terms of the employment agreement between us and Mr. Joyce, so long as the employment agreement remains in effect, Mr. Joyce will be nominated to the board of directors as part of management’s slate of directors. Additionally, pursuant to the terms of a securities purchase agreement, dated July 31, 2007, between us and Vicis, so long as Vicis’ fully diluted ownership of the company is 10% or greater, Vicis is entitled to designate one member to our board of directors.

Board of Directors

Our board of directors currently consists of six directors. All directors hold office until the next annual meeting of stockholders. At each annual meeting of stockholders, the successors to directors whose terms then expire are elected to serve from the time of election and qualification until the next annual meeting following election.

Director Independence

Our board of directors has determined that four of our six directors are independent directors within the meaning of the independent director guidelines of the NASDAQ Listing Rules. The independent directors are Messrs. Pierce, Higgins and Widland and Ms. Scarito.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, with each comprised of independent directors. Our board of directors has also established a finance committee. Each committee operates under a charter that has been approved by our board of directors. Copies of our committee charters are available, without charge, upon request in writing to Ambient Corporation, 7 Wells Avenue, Newton, Massachusetts 02459, Attn: Secretary and are posted on the investor relations section of our website, which is located at www.ambientcorp.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

The members of our audit committee are Messrs. Higgins and Pierce and Ms. Scarito. Mr. Higgins is the chair of the audit committee and is also an “audit committee financial expert,” as defined in applicable SEC rules. The audit committee’s responsibilities include the following:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;
•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
•	discussing our risk management policies;
•	establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;
•	meeting independently with our independent registered public accounting firm and management;
•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

Our audit committee must approve in advance audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm.

Compensation Committee

The members of our compensation committee are Mr. Widland and Ms. Scarito. Mr. Widland is the chair of the compensation committee. The compensation committee’s responsibilities include the following:

•	reviewing and approving, or making recommendations to our board with respect to the compensation of our executive officers;
•	overseeing an evaluation of our senior executives;
•	reviewing and making recommendations to our board with respect to cash and equity incentive plans;
•	administering our equity incentive plans;
•	reviewing and making recommendations to our board with respect to director compensation;
•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure as and when required by SEC rules; and
•	preparing the annual compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs. Pierce and Higgins. Mr. Pierce is the chair of the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include the following:

•	identifying individuals qualified to become members of our board;
•	recommending to our board the persons to be nominated for election as directors and to each of our board’s committees;
•	reviewing and making recommendations to our board with respect to management succession planning;
•	developing and recommending to our board corporate governance principles; and
•	overseeing an annual evaluation of our board.

Finance Committee

The members of our finance committee are Mr. Joyce and Mr. Stastney. Mr. Stastney is the chair of the finance committee. The finance committee’s responsibilities include the following:

•	reviewing the finance policies and strategies used by our company to achieve our objectives, including the performance of, and risk relating to, such policies and strategies;
•	reviewing the investment policies and strategies used by our company to achieve our objectives, including the performance of, and risk relating to, such policies and strategies; and
•	considering both the ongoing financing needs of our company and alternative financing mechanisms available to our company, as well as, making recommendations to the board of directors regarding the implementation of appropriate financing mechanisms.

Our board of directors may from time to time establish other committees.

Code of Business Conduct and Ethics

Our board of directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Copies of our code of business conduct and ethics are available, without charge, upon request in writing to Ambient Corporation, 7 Wells Avenue, Newton, Massachusetts 02459, Attn: Secretary and are posted on the investor relations section of our website, which is located at www.ambientcorp.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We also intend to disclose any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, on our website.

Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors for the fiscal year ended December 31, 2010. Mr. Joyce, who is our President and Chief Executive Officer, receives no compensation for his service as a director.

	Fees Earned or	Option
	Paid in Cash	Awards	Total
Director Name	($)	($)(1)	($)

Michael L. Widland	10,000	425,383	435,383
D. Howard Pierce	10,000	413,567	423,567
Thomas Michael Higgins	16,000	374,180	390,180
Shad L. Stastney	—	—	—

(1)	Amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC 718 with respect to stock options issued during 2010 under our 2002 Non-Employee Directors Stock Option Plan. The assumptions used to calculate the fair value of stock options granted were expected holding period of 3.75 years, risk free interest rate of .8457%, no dividend yield and volatility of 157.7% for 2010.

Compensation Committee Interlocks and Insider Participation

During 2010, our compensation committee consisted of Mr. Widland. Mr. Widland has not at any time in the last year been one of our officers or employees; however, Mr. Widland is a partner of Shipman & Goodwin LLP, a law firm which provides legal services for our company from time to time. Please see “Certain Relationships and Related Party Transactions” for more information about our relationship with Shipman & Goodwin LLP. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the fiscal year ended December 31, 2010.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation received for services rendered in all capacities to our company for the last three fiscal years, which was awarded to, earned by, or paid to our Chief Executive Officer, Principal Financial Officer and each of our other most highly compensated executive officers whose total compensation exceeded $100,000 during 2010, which we refer to collectively as our Named Executive Officers.

				Option
		Salary	Bonus	Awards	Total
Name and Principal Position	Year	($)	($)	($)(1)	($)(2)

John J. Joyce,	2010	360,457	60,000	1,165,280	1,585,737
President and Chief Executive	2009	349,538	50,000	148,890	548,428
Officer and Principal Financial Officer	2008	338,760	50,000	—	388,760
Ramdas Rao,	2010	255,000	60,000	1,059,345	1,374,345
Chief Technology Officer and	2009	245,192	50,000	148,890	444,082
Senior Vice President	2008	213,000	50,000	—	263,000

(1)	Amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC 718 with respect to employee stock options issued during 2010, 2009 and 2008 under our 2000 Equity Incentive Plan. The assumptions used to calculate the fair value of stock option grant were: for 2010: expected holding period of 5.75 years, risk free interest rate of 1.475%, no dividend yield and volatility of 154.9% and for 2009: expected holding period of 5.50 years, risk free interest rate of 1.44%, no dividend yield and volatility of 162.4%.

(2)	The Named Executive Officers received certain perquisites and other personal benefits during the periods indicated, the aggregate value of which did not exceed $10,000.

Mark L. Fidler joined us as our Principal Financial Officer and Vice President in June 2011 and became our Chief Financial Officer effective as of August 4, 2011. Mr. Fidler is also our Treasurer. Mr. Fidler receives an annual salary of $250,000, and he received a signing bonus of $12,500. We also granted to Mr. Fidler a stock option to purchase 20,000 shares of common stock under our 2000 Equity Incentive Plan at an exercise price of $7.50 per share, which options will vest in equal installments of 1,667 shares at the end of each 90 day period, with the first installment vesting on September 27, 2011. When Mr. Fidler became Chief Financial Officer, we entered into an employment agreement with Mr. Fidler, paid him an additional $12,500 bonus and granted him an additional stock option to purchase 30,000 shares of common stock at an exercise price of $10.40 per share, which options will vest in equal installments of 2,500 shares at the end of each 90 day period, with the first installment vesting on October 31, 2011.

Grants of Plan-Based Awards in 2010

The following table sets forth information on grants of plan-based awards in 2010 to our Named Executive Officers.

All Other
		Stock Awards:	Grant Date/
		Number of	Fair Value
		Shares of	of Stock and
		Stock or	Option Awards
Name	Grant Date	Units (#)	($)

John J. Joyce, President and Chief Executive Officer and Principal Financial Officer	10/18/2010	110,000	1,165,280
Ramdas Rao, Chief Technology Officer and Senior Vice President	10/18/2010	100,000	1,059,345

Outstanding Equity Awards at December 31, 2010

The following table sets forth information concerning equity awards held by each of our Named Executive Officers as of December 31, 2010.

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying	Option
	Options (#)	Options (#)	Exercise Price	Option
Name	Exercisable	Unexercisable	($)	Expiration Date

John J. Joyce,	10,000	—	$50.00	11/16/2011
President and Chief Executive Officer and	3,750	—	$10.00	09/11/2012
Principal Financial Officer	10,000	—	$20.00	01/26/2014
	5,000	—	$30.00	07/20/2014
	5,000	—	$50.00	07/20/2014
	25,000	—	$4.50	11/15/2017
	45,000	—	$3.50	01/13/2019
	13,750	96,250	$12.00	10/18/2020
Ramdas Rao,	10,000	—	$20.00	01/15/2012
Chief Technology Officer and	2,000	—	$20.00	09/11/2012
Senior Vice President	8,000	—	$20.00	01/26/2014
	3,750	—	$20.00	08/11/2014
	3,750	—	$20.00	08/11/2014
	10,000	—	$4.50	11/15/2017
	45,000	—	$3.50	01/13/2019
	12,500	87,500	$12.00	10/18/2020

When he joined our company on June 27, 2011, we granted to Mark L. Fidler a stock option to purchase 20,000 shares of common stock under our 2000 Equity Incentive Plan at an exercise price of $7.50 per share, which options will vest in equal installments of 1,667 shares at the end of each 90 day period, with the first installment vesting on September 27, 2011. In connection with the execution of Mr. Fidler’s employment agreement, we granted Mr. Fidler an additional stock option to purchase 30,000 shares of common stock at an exercise price of 10.40 per share, which options will vest in equal installments of 2,500 shares at the end of each 90 day period, with the first installment vesting on October 31, 2011.

Option Exercises and Stock Vested in 2010

None of our Named Executive Officers acquired shares upon exercise of options, or had any stock awards vest, during 2010.

Employment Agreements

We and John J. Joyce entered into an amended and restated employment agreement dated as of December 30, 2008 pursuant to which Mr. Joyce serves as our Chief Executive Officer. Under the agreement, Mr. Joyce is entitled to be paid an annual salary of $330,000, subject to an annual review and adjustments. By its terms, the agreement provided for an initial term ending December 31, 2010. After expiration of the initial term, the agreement automatically renews for successive two-year terms unless terminated by us upon written notice given not less than 90 days prior to the expiration of the then-current term. As no such notice has been given, the agreement remains in effect through December 31, 2012. The agreement also contains certain provisions for early termination, including in the event of a change in control, which may result in a severance payment equal to two years of base salary then in effect and the continuation of certain benefits. These severance benefits are discussed in more detail below under “Potential Payments upon Change of Control or Termination following a Change of Control.”

We and Ramdas Rao entered into an amended and restated employment agreement dated as of June 2, 2008, pursuant to which Mr. Rao serves as our Senior Vice President and Chief Technology Officer at an annual salary of $225,000, subject to review. The employment agreement had an initial term that extended through December 31, 2009, subject to renewal for successive one-year terms unless either party gives notice of that party’s election to not renew to the other at least 60 days prior to the expiration of the then-current term. The agreement was renewed through December 31, 2010 and has been further renewed through December 31, 2011. The agreement also contains certain provisions for early termination, which may result in a severance payment equal to one year of base salary then in effect. These severance benefits are discussed in more detail below under “Potential Payments upon Change of Control or Termination following a Change of Control.”

We and Mark L. Fidler entered into an employment agreement dated as of August 4, 2011, pursuant to which Mr. Fidler serves as our Chief Financial Officer at an annual salary of $250,000, subject to review. We are obligated to pay Mr. Fidler, within 10 days of the execution of the agreement, a $12,500 bonus, less all required deductions. Further, upon entering into the agreement, we granted Mr. Fidler a non-qualified stock option to purchase 30,000 shares of our common stock under the 2000 Equity Incentive Plan. The stock option will vest in equal installments of 2,500 shares at the end of each 90 day period, with the first installment vesting on October 31, 2011 and has an exercise price of $10.40 per share. The agreement also contains certain provisions for early termination, which may result in a severance payment equal to one year of base salary then in effect.

Each of these agreements includes certain confidentiality and non-compete provisions that prohibit the executive from competing with us for one year, or soliciting our employees for one year, following the termination of his employment.

Potential Payments upon Change of Control or Termination following a Change of Control

Automatic Acceleration of Vesting Following a Change of Control. The following table provides the intrinsic value (that is, the value based upon our closing stock price on December 31, 2010 of $10.40, less any applicable exercise price) of stock options of our Named Executive Officers that would become exercisable or vested as a result of a change of control as of December 31, 2010.

Total
Payments
	Value of	and Value of
	Unvested	Equity
	Stock Options	Awards
	($)	($)

John J. Joyce, President and Chief Executive Officer and Principal Financial Officer	—	—
Ramdas Rao, Vice President and Chief Technology Officer	—	—

Automatic Acceleration of Vesting upon an Involuntary Termination Following a Change of Control. Assuming the employment of our Named Executive Officers was terminated involuntarily and without cause, or such officers resigned with good reason, during the 12 months following a change of control occurring on December 31, 2010, in accordance with the terms of the employment agreements with the Named Executive Officers, our Named Executive Officers would be entitled to cash payments in the amounts set forth opposite their names in the below table, subject to any deferrals required under Section 409A of the Internal Revenue Code of 1986, as amended, or the Code, as well as acceleration of vesting for outstanding equity awards, as set forth in the below table. The following table provides the value of compensation and benefits payable and intrinsic value (that is, the value based upon our closing stock price on December 31, 2010 of $10.40, less any applicable exercise price) of stock options that would become exercisable or vested as a result of a termination occurring immediately following a change of control as of December 31, 2010.

						Total
				Accrued	Value of	Payments and
			Continuation	Vacation	Unvested	Value of
	Base Salary	Bonus	of Benefits	Pay	Stock Options	Equity Awards
	($)	($)	($)	($)	($)	($)

John J. Joyce, President and Chief Executive Officer and Principal Financial Officer	759,000	—	59,115	14,596	—	832,711
Ramdas Rao, Vice President and Chief Technology Officer	250,000	—	11,410	9,615	—	271,025

Risk Assessment of Compensation Policies and Practices

Our board of directors is responsible for reviewing our policies and practices with respect to risk assessment and risk management. In certain circumstances, board committees assist our board of directors in fulfilling its oversight role in certain areas of risk. For example, pursuant to its charter, the audit committee reviews our policies with respect to risk assessment and risk management associated with the accumulation, reporting and disclosure of our quarterly and annual historical financial information.

We have assessed the compensation policies and practices with respect to our employees, including our executive officers, and have concluded that they do not create risks that are reasonably likely to have a material adverse effect on our company. We will continue to monitor our compensation policies and practices to determine whether the incentives they create meet our risk management objectives.

2000 Equity Incentive Plan

The following is a summary of certain material terms of the 2000 Equity Incentive Plan:

Plan Administration. The 2000 Equity Incentive Plan is administered by our board of directors or, at the discretion of the board of directors, by a committee composed of at least one member of the board of directors. The compensation committee of the board of directors administers the 2000 Equity Incentive Plan. The compensation committee is authorized, among other things, to construe, interpret and implement the provisions of the 2000 Equity Incentive Plan, to select the key employees to whom awards will be granted, to determine the terms and conditions of such awards and to make all other determinations deemed necessary or advisable for the administration of the 2000 Equity Incentive Plan.

Shares Available. The aggregate number of shares of common stock available for issuance, subject to adjustment as described below, under the 2000 Equity Incentive Plan is 2,750,000 after giving effect to an increase in shares recently approved by our board of directors and majority stockholder. Such shares may be authorized and unissued shares or treasury shares. Shares reserved for issuance for grants under the 2000 Equity Incentive Plan represent approximately 11.1% of our company’s issued and outstanding common stock as of June 30, 2011. Together with the shares reserved for issuance under the 2002 Non-Employee Directors Stock Option Plan described below, the shares reserved for issuance under these plans will represent approximately 14.3% of our company’s outstanding common stock as of June 30, 2011. If any shares of common stock subject to an award are forfeited or an award is settled in cash or otherwise terminates for any reason whatsoever without an actual distribution of shares, the shares subject to such award will again be available for awards. If any performance units awarded under the 2000 Equity Incentive Plan are forfeited or canceled, the performance units will again be available for awards. If the compensation committee determines that any stock dividend, recapitalization, split, reorganization, merger, consolidation, combination, repurchase or other similar corporate transaction or event, affects the common stock or the book value of our company such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants, then the compensation committee shall adjust any or all of (i) the number and kind of shares of common stock that may thereafter be issued in connection with awards, (ii) the number and kind of shares of common stock issuable in respect of outstanding awards, (iii) the aggregate number and kind of shares of common stock available, (iv) the number of performance units which may thereafter be granted and the book value of our company with respect to outstanding performance units, and (v) the exercise price, grant price or purchase price relating to any award. If deemed appropriate, the compensation committee may also provide for cash payments relating to outstanding awards; provided, however, in each case that no adjustment shall be made which would cause the plan to violate Section 422(b)(1) of the Code with respect to incentive stock options or would adversely affect the status of a performance-based award as “performance based compensation” under Section 162(m) of the Code. The compensation committee may also adjust performance conditions and other terms of awards in response to unusual or nonrecurring events or to changes in applicable laws, regulations or accounting principles, except to the extent that such adjustment would adversely affect the status of any outstanding performance-based awards as “performance-based compensation” under Section 162(m) of the Code.

Eligibility. Persons eligible to participate in the 2000 Equity Incentive Plan include all key employees and consultants of our company and its subsidiaries, including our Named Executive Officers and other senior management as determined by the compensation committee.

Awards. The 2000 Equity Incentive Plan is designed to give the compensation committee the maximum flexibility in providing incentive compensation to key employees and consultants. The 2000 Equity Incentive Plan provides for the grant of incentive stock options (which may no longer be granted under the plan since it was established more than ten years ago), nonqualified stock options, stock appreciation rights, restricted stock, bonus stock, awards in lieu of cash obligations, other stock-based awards and performance units. The 2000 Equity Incentive Plan also permits cash payments either as a separate award or as a supplement to a stock-based award, and for the income and employment taxes imposed on a participant in respect of any award.

Stock Options and Stock Appreciation Rights. The compensation committee is currently authorized to grant nonqualified stock options. The compensation committee can also grant stock appreciation rights entitling the participant to receive the excess of the fair market value of a share of common stock on the date of exercise over the grant price of the SAR. The exercise price per share of common stock subject to an option and the grant price of an SAR are determined by the compensation committee, provided that the exercise price of an incentive stock option or SAR may not be less than the fair market value (110% of the fair market value in the case of an incentive stock option granted to a 10% stockholder) of the common stock on the date of grant. However, the 2000 Equity Incentive Plan also allows the compensation committee to grant an option, an SAR or other award allowing the purchase of common stock at an exercise price or grant price less than fair market value when it is granted in substitution for some other award or retroactively in tandem with an outstanding award. In those cases, the exercise or grant price may be the fair market value at that date, at the date of the earlier award or at that date reduced to reflect the fair market value of the award required to be surrendered as a condition to the receipt of the substitute award. The terms of each option or SAR, the times at which each option or SAR will be exercisable, and provisions requiring forfeiture of unexercised options or SARs and relating to exercisability or following termination of employment will be fixed by the compensation committee. However, no incentive stock option or SAR granted in tandem will have a term exceeding ten years (or shorter period applicable under Section 422 of the Code). Options may be exercised by payment of the exercise price in cash or in common stock, outstanding awards or other property (including notes or obligations to make payment on a deferred basis, or through “cashless exercises”) having a fair market value equal to the exercise price, as the compensation committee may determine from time to time. The compensation committee also determines the methods of exercise and settlement and certain other terms of the SARs.

Restricted Stock. The 2000 Equity Incentive Plan also authorizes the compensation committee to grant restricted stock. Restricted stock is an award of shares of common stock which may not be disposed of by participants and which may be forfeited in the event of certain terminations of employment or certain other events prior to the end of a restriction period established by the compensation committee. Such an award entitles the participant to all of the rights of a stockholder of our company, including the right to vote the shares and the right to receive any dividends thereon, unless otherwise determined by the compensation committee.

Other Stock-Based Awards, Bonus Stock and Awards in lieu of Cash Obligations. In order to enable us to respond to business and economic developments and trends in executive compensation practices, the 2000 Equity Incentive Plan authorizes the compensation committee to grant awards that are denominated or payable in, or valued in whole or in part by reference to the value of, our common stock. The compensation committee will determine the terms and conditions of such awards, including consideration to be paid to exercise awards in the nature of purchase rights, the period during which awards will be outstanding and forfeiture conditions and restrictions on awards. In addition, the compensation committee is authorized to grant shares as a bonus, free of restrictions, or to grant shares or other awards in lieu of our obligations to pay cash or deliver other property under other plans or compensatory arrangements, subject to such terms as the compensation committee may specify.

Cash Payments. The compensation committee may grant the right to receive cash payments whether as a separate award or as a supplement to any stock-based awards. Also, to encourage participants to retain awards payable in stock by providing a source of cash sufficient to pay the income and employment taxes imposed as a result of a payment pursuant to, or the exercise or vesting of, any award, the 2000 Equity Incentive Plan authorizes the compensation committee to grant a tax bonus in respect of any award.

Performance Units. The compensation committee is also authorized to grant performance units. A performance unit is a right to receive a payment in cash equal to the increase in the book value of our company if specified performance goals during a specified time period are met. The compensation committee has the discretion to establish the performance goals and the performance periods relating to each performance unit. A performance goal is a goal expressed in terms of growth in book value, earnings per share, return on equity or any other financial or other measurement selected by the compensation committee, in its discretion, and may relate to the operations of our company as a whole or any subsidiary, division or department, and the performance periods may be of such length as the compensation committee may select. Neither the performance goals nor the performance periods need be identical for all performance units awarded at any time or from time to time.

Performance-Based Awards. The compensation committee may grant awards pursuant to the 2000 Equity Incentive Plan to a participant who, in the year of grant, may be among our Chief Executive Officer and the two other most highly compensated executive officers which are intended to qualify as a performance-based award. If the compensation committee grants an award as a performance-based award, the right to receive payment of such award, other than stock options and SARs granted at not less than fair market value on the date of grant, will be conditional upon the achievement of performance goals established by the compensation committee in writing at the time such performance-based award is granted. Such performance goals may vary from participant to participant and performance-based award to performance-based award. The goals will be based upon (i) the attainment of specific amounts of, or increases in, one or more of the following, any of which may be measured either in absolute terms or as compared to another company or companies: revenue, earnings, cash flow, net worth, book value, stockholder’s equity, financial return ratios, market performance or total stockholder return, and/or (ii) the completion of certain business or capital transactions. Before any performance-based award is paid, the compensation committee will certify in writing that the performance goals applicable to the performance-based award were in fact satisfied.

Other Terms of Awards. The maximum amount that may be granted as performance-based awards to any participant in any calendar year shall not exceed (i) 500,000 performance units, (ii) a tax bonus payable with respect to the stock-based awards and performance units and (iii) cash payments (other than tax bonuses) of $1,000,000. The compensation committee has the discretion to grant an award to a participant who may be a Covered Employee which is not a performance-based award.

In the discretion of the compensation committee, awards may be settled in cash, common stock, other awards or other property. The compensation committee may require or permit participants to defer the distribution of all or part of an award in accordance with such terms and conditions as the compensation committee may establish, including payment of reasonable interest on any amounts deferred under the 2000 Equity Incentive Plan. Awards granted under the 2000 Equity Incentive Plan may not be pledged or otherwise encumbered. Generally, unless the compensation committee determines otherwise, awards are not transferable except by will or by the laws of descent and distribution, or (except in the case of an incentive stock option) otherwise if permitted under Rule 16b-3 of the Exchange Act and by the compensation committee. The 2000 Equity Incentive Plan grants the compensation committee broad discretion in the operation and administration of the 2000 Equity Incentive Plan. This discretion includes the authority to make adjustments in the terms and conditions of, and the criteria included in performance conditions related to, any awards in recognition of unusual or nonrecurring events affecting our company or in response to changes in applicable laws, regulations or accounting principles. However, no such adjustment may adversely affect the status of any outstanding award as a performance-based award. The compensation committee can waive any condition applicable to any award, and may adjust any performance condition specified in connection with any award, if such adjustment is necessary, to take account of a change in our company’s strategy, performance of comparable companies or other circumstances. However no adjustment may adversely affect the status of any outstanding award as a performance-based award. Awards under the 2000 Equity Incentive Plan generally will be granted for no consideration other than services. The compensation committee may, however, grant awards alone, in addition to, in tandem with, or in substitution for, any other award under the 2000 Equity Incentive Plan, other awards under other company plans or other rights to payment from our company. Awards granted in addition to or in tandem with other awards may be granted either at the same time or at different times. If an award is granted in substitution for another award, the participant must surrender such other award in consideration for the grant of the new award.

Change of Control. In the event of a change of control of the company, all awards granted under the 2000 Equity Incentive Plan (including performance-based awards) that are outstanding and not yet vested or exercisable or which are subject to restrictions, will become immediately 100% vested in each participant or will be free of any restrictions, and will be exercisable for the remaining duration of the award. All awards that are exercisable as of the effective date of the change of control will remain exercisable for the remaining duration of the award. Under the 2000 Equity Incentive Plan, a change of control occurs upon any of the following events: (i) the acquisition, in one or more transactions, of beneficial ownership by any person or group (other than a trustee or other fiduciary holding securities under an employee benefit plan of our company or a subsidiary), of any securities of the company such that, as a result of such acquisition, such person or group, either (A) beneficially owns, directly or indirectly, more than 50% of our company’s outstanding voting securities entitled to vote on a regular basis for a majority of the members of the board of directors or (B) otherwise has the ability to elect, directly or indirectly, a majority of the members of the board of directors; (ii) a change in the composition of the board of directors such that a majority of the members of the board of directors are not “Continuing Directors” (as defined in the 2000 Equity Incentive Plan); or (iii) our stockholders approve a merger or consolidation of our company with any other corporation, other than a merger or consolidation which would result in the voting securities of our company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by the voting securities of our company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the company approve a plan of complete liquidation of our company or an agreement for the sale or disposition by the company, in one or more transactions, of all or substantially all our company’s assets. The foregoing events will not be deemed to be a change of control if the transactions causing such change are approved in advance by the affirmative vote of at least a majority of the Continuing Directors.

Amendment and Termination. The 2000 Equity Incentive Plan is of indefinite duration, continuing until all shares and performance units reserved therefor have been issued or until terminated by the board of directors. The board of directors may amend, alter, suspend, discontinue or terminate the 2000 Equity Incentive Plan or the compensation committee’s authority to grant awards thereunder without further stockholder approval or the consent of the participants, except stockholder approval must be obtained within one year after the effectiveness of such action if required by law or regulation or under the rules of the securities exchange on which the common stock is then quoted or listed or as otherwise required by Rule 16b-3 under the Exchange Act. Notwithstanding the foregoing, unless approved by the stockholders, no amendment will: (i) change the class of persons eligible to receive awards;

(ii) materially increase the benefits accruing to participants under the 2000 Equity Incentive Plan; or (iii) increase the number of shares of common stock subject to the 2000 Equity Incentive Plan.

2002 Non-Employee Directors Stock Option Plan

The following is a summary of certain material terms of the 2002 Non-Employee Directors Stock Option Plan:

Plan Administration. The 2002 Non-Employee Directors Stock Option Plan is administered by the board of directors or, if so determined by our board of directors, by a committee consisting solely of two or more non-employee directors of our company. The body administrating the 2002 Non-Employee Directors Stock Option Plan is referred to as the “Administrative Body.” The Administrative Body is authorized to construe, interpret and implement the provisions of the 2002 Non-Employee Directors Stock Option Plan, to select the non-employee directors to whom awards will be granted, to determine the amount, terms and conditions of such awards and to make all other determinations deemed necessary or advisable for the administration of the 2002 Non-Employee Directors Stock Option Plan. The shares available for grant under the 2002 Non-Employee Directors Stock Option Plan may be authorized and unissued shares or treasury shares. If any shares of common stock subject to an award are forfeited or the award otherwise terminates for any reason whatsoever without an actual distribution of shares, the shares subject to such award will again be available for awards. Only directors not employed by our company or any of its subsidiaries are eligible to participate in the 2002 Non-Employee Directors Stock Option Plan.

Shares Available. The aggregate number of shares of common stock available for issuance, subject to adjustment as described below, under the 2002 Non-Employee Directors Stock Option Plan is 750,000 shares after giving effect to an increase in shares recently approved by our board of directors and majority stockholder. The number of shares available for issuance under the plan and the number of options and prices at which they are exercisable are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends.

Awards. Under the 2002 Non-Employee Directors Stock Option Plan, the Administrative Body may issue only non-qualified options. Each option granted under the 2002 Non-Employee Directors Stock Option Plan will, unless earlier terminated as provided in the 2002 Non-Employee Directors Stock Option Plan, expire six years from the date of grant. If a non-employee director ceases to serve as a director of our company, options issued to such a director under the 2002 Non-Employee Directors Stock Option Plan will: (i) in the case of removal for cause, terminate immediately; (ii) in the case of death or disability, terminate two years after the date on which such director ceased to serve; and (iii) in all other the cases (including failure to be renominated or reelected), terminate 12 months after such director ceased to serve. The exercise price of the option will be the fair market value of the common stock on the date of the grant of the option.

Amendment and Termination. The 2002 Non-Employee Directors Stock Option Plan continues in effect through December 31, 2012. The board of directors may amend, alter, suspend, discontinue or terminate the 2002 Non-Employee Directors Stock Option Plan. Notwithstanding the foregoing, any such amendment, alteration, suspension, discontinuation or termination shall be subject to the approval of our company’s stockholders if such approval is required by any applicable law or regulation or any applicable stock exchange rule. Additionally, without the consent of the an affected non-employee director, no amendment, alteration, suspension, discontinuation or termination of the 2002 Non-Employee Directors Stock Option Plan may materially, adversely affect the rights of such non-employee director under any option previously granted.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of August 15, 2011, concerning the ownership of our common stock by: (a) each person who, to our knowledge, beneficially owned on that date more than 5% of our outstanding common stock; (b) each of our directors and the Named Executive Officers; and (c) all of our current directors and executive officers as a group.

	Number of Shares	Percent Beneficially Owned(2)
Name of Beneficial Owner(1)	Beneficially Owned(2)	Before this Offering		After this Offering

Directors and Executive Officers:
John J. Joyce(3)	168,150		*
Ramdas Rao(4)	142,650		*
Mark L. Fidler(5)	1,667		*
Michael L. Widland(6)	58,133		*
D. Howard Pierce(7)	57,000		*
Thomas Michael Higgins(8)	57,000		*
Shad L. Stastney	—	—
Francesca E. Scarito	—	—
All directors and executive officers as a group (8 persons)(9)	484,750	2.7%
5% Stockholders:
Vicis Capital Master Fund(10)	14,837,117	84.8%

*	Indicates less than 1%

(1)	Unless otherwise indicated, the address of each person listed is c/o Ambient Corporation, 7 Wells Avenue, Newton, Massachusetts 02459.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of common stock issuable upon the exercise of options or warrants that are currently exercisable or that become exercisable within 60 days following August 15, 2011 are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant. Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge, each person listed is believed to have sole voting and investment power with respect to all shares of common stock beneficially owned by such person.

(3)	Represents (i) 9,400 shares of common stock, and (ii) 158,750 shares of common stock issuable upon the exercise of vested options issued under our 2000 Equity Incentive Plan. Does not include 55,000 shares of common stock issuable upon exercise of unvested options issued under our 2000 Equity Incentive Plan.

(4)	Represents (i) 10,150 shares of common stock, and (ii) 132,500 shares of common stock issuable upon exercise of vested options issued under our 2000 Equity Incentive Plan. Does not include 50,000 shares of common stock issuable upon exercise of unvested options issued under our 2000 Equity Incentive Plan.

(5)	Represents 1,667 shares of common stock issuable upon exercise of vested options issued under our 2000 Equity Incentive Plan. Does not include 48,333 shares of common stock issuable upon exercise of unvested options issued under our 2000 Equity Incentive Plan.

(6)	Represents (i) 1,333 shares of common stock, and (ii) 56,800 shares of common stock issuable upon exercise of vested options issued under our 2002 Directors Plan. Does not include 21,600 shares of common stock issuable upon exercise of unvested options issued under our 2002 Directors Plan.

(7)	Represents (i) 2,000 shares of common stock, and (ii) 55,000 shares of common stock issuable upon exercise of vested options issued under our 2002 Directors Plan. Does not include 21,000 shares of common stock issuable upon exercise of unvested options issued under our 2002 Directors Plan.

(8)	Represents 57,000 shares of common stock issuable upon exercise of vested options issued under our 2002 Directors Plan. Does not include 19,000 shares of common stock issuable upon exercise of unvested options issued under our 2002 Directors Plan.

(9)	Represents (i) 23,033 shares of common stock, (ii) 292,917 shares of common stock issuable upon exercise of vested options issued under our 2000 Equity Incentive Plan, and (iii) 168,800 shares of common stock issuable upon exercise of vested options issued under the 2002 Directors Plan. Does not include 153,333 shares of common stock issuable upon exercise of unvested options issued under our 2000 Equity Incentive Plan and 61,600 shares of common stock issuable upon exercise of unvested options issued under our 2002 Directors Plan.

(10)	Represents (i) 13,882,084 shares of common stock, and (ii) 955,033 shares of common stock issuable upon exercise of warrants. All securities are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor. Vicis Capital LLC may be deemed to beneficially own shares held by Vicis Capital Master Fund and any shares issuable to Vicis Capital Master Fund upon exercise of the warrants within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC. The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time. Vicis Capital LLC disclaims beneficial ownership of any shares reported herein. Shad L. Stastney, a member of our board of directors and a founder and principal of Vicis Capital LLC, John Succo and Sky Lucas share voting and dispositive control of these securities. No single natural person can exercise voting or investment power with respect to the securities owed by Vicis Capital Master Fund and investment decisions with respect to these securities are made by a majority of these persons. Vicis’ address is 445 Park Avenue, 19th Floor, Suite 1901, New York, New York 10022.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Director Relationships

We retain the law firm of Shipman & Goodwin LLP, or S&G, of which Mr. Michael Widland, a non-employee director and chair of the compensation committee, is a partner, to perform legal services from time to time. We paid S&G $88,797 and $57,161 for legal services rendered during 2009 and 2010, respectively.

Mr. Shad Stastney, a director, is a founding partner of Vicis Capital Master Fund, which holds, as of the date of this prospectus, approximately 84% of our outstanding stock. The shares are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor. Vicis Capital LLC may be deemed to beneficially own the shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC. The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time. Vicis Capital LLC disclaims beneficial ownership of any shares reported herein.

Registration Rights

In connection with the purchase of certain of our securities, we have granted Vicis registration rights for our common stock, including shares which may be issued upon conversion of debentures or exercise of warrants. See “Description of Capital Stock — Registration Rights.”

Employment Agreements

We have entered into employment agreements with Messrs. Joyce, Rao and Fidler. See “Executive Compensation — Employment Agreements” for additional information.

Policy for Approval of Related Party Transactions

The charter of our audit committee requires it to review our policies and procedures for reviewing and approving or ratifying “related person transactions” and to recommend any changes to our board of directors. In accordance with NASDAQ rules, the audit committee must conduct appropriate review and oversight of all related person transactions for potential conflict of interest situations on an ongoing basis. The audit committee has not adopted policies or procedures for review of, or standards for approval of, these transactions.

DESCRIPTION OF CAPITAL STOCK

The following description briefly summarizes information about our capital stock. This information does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of our restated certificate of incorporation, as amended, and our bylaws, and the applicable provisions of Delaware law, the state in which we are incorporated. We urge you to read our restated certificate of incorporation, as amended, and our bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

As of August 15, 2011, there were 16,532,228 shares of common stock outstanding held by approximately 137 stockholders of record of our common stock. As of August 15, 2011, there were no shares of preferred stock outstanding.

Common Stock

Voting. Except as otherwise required by Delaware law, holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. There is no cumulative voting in the election of directors.

Dividend Rights. Dividends or other distributions in cash, securities or other property of our company may be declared from time to time by our board of directors out of assets and funds legally available for dividend payments. To date, we have not paid any dividends on our common stock. See “Dividend Policy.”

Liquidation and Preemptive Rights. In the event of our liquidation, dissolution or winding-up, holders of our common stock are entitled to share equally on a per share basis in all assets remaining after payment or provision of payment of our debts. Holders of our common stock have no conversion, exchange, preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Listing. Our common stock is listed on the NASDAQ Capital Market under the symbol “AMBT.”

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York, 11219, and its telephone number is (718) 921-8200.

Preferred Stock

We have 5,000,000 shares of preferred stock authorized, but we have not designated the rights and preferences of these shares. Our stockholders would have to approve the rights and preferences of any class or series of preferred stock.

Registration Rights

Holders of 15,043,891 shares of common stock outstanding and issuable upon exercise of various warrants are entitled to specific rights to register those shares in the public market. These registration rights are set forth in the registration rights agreement, dated July 31, 2007, as amended on November 1, 2007, January 15, 2008, April 23,

2008 and November 21, 2008, and the registration rights agreement dated November 16, 2009, in each case, between us and Vicis and, in some circumstances, in warrants issued by us. The following description of the terms of the registration rights agreements and amendments is intended as a summary only and is qualified in its entirety by reference to the registration rights agreements and amendments filed as exhibits to the registration statement, of which this prospectus forms a part.

Demand Registration Rights. At any time after the expiration of the lock-up agreement with Vicis (see “Shares Eligible for Future Sale — Lock-up Agreements”) Vicis may, pursuant to a registration rights agreement dated July 31, 2007, which was amended by a debenture amendment agreement, dated November 21, 2008 between us and Vicis and a registration rights agreement dated November 16, 2009 between us and Vicis, request that we register certain registrable shares, including shares issuable upon conversion of notes and exercise of warrants, for sale under the Securities Act. Pursuant to this agreement, we will be required to file a registration statement covering such registrable securities within 120 days of Vicis’ request.

Piggyback Registration Rights. After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act (except for the registration of securities to be offered pursuant to an employee benefit plan on Form S-8 or pursuant to a registration made on Form S-4 or any successor forms then in effect), we are required to include in these registrations all securities with respect to which we have received written requests for inclusion under our registration rights agreements, subject to certain limitations.

Expenses of Registration. We will pay all registration expenses, other than underwriting discounts and commissions and any transfer taxes related to any registration.

Indemnification. The registration rights agreements contain indemnification provisions pursuant to which we are obligated to indemnify the selling stockholders and any person who might be deemed to control any selling stockholder in the event of violation of securities laws or untrue or alleged untrue statement of material fact attributable to us contained in the registration statement, any prospectus or form of prospectus or in any amendment or supplement thereto. The registration rights agreements require that, as a condition to including their securities in any registration statement filed pursuant to demand or piggyback registration rights, the selling stockholders indemnify us for material misstatements or omissions attributable to them.

Additionally, the holders of certain warrants are entitled to registration rights with respect to the shares of our common stock issuable upon exercise of the warrants. Pursuant to the terms of these warrants, in the event that we propose to register any of our securities under the Securities Act (other than on a registration statement on Form S-4, S-8 or other limited purpose form), we are required, subject to certain limitations, to include in the registration statement all shares of our common stock issuable upon exercise of the warrants with respect to which we have received written requests for inclusion of such shares under our warrants. An aggregate amount of 1,161,807 shares of our common stock are issuable upon exercise of warrants containing these registration rights.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants or in the public market after this offering, or the anticipation of these sales, could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, based on our outstanding shares as of June 30, 2011, we will have outstanding an aggregate of           shares of our common stock (           shares if the underwriters’ over-allotment is exercised in full). All of these shares and all of the shares sold in this offering (plus any shares sold as a result of the underwriters’ exercise of the over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, unless those shares are held by our affiliates as that term is defined in Rule 144 under the Securities Act.

Lock-Up Agreements

In connection with this offering, Vicis and our officers and directors holding an aggregate of 13,904,967 shares of our common stock and options and warrants to purchase an aggregate of 1,631,683 shares of our common stock issuable upon exercise of outstanding options and warrants, have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Stifel, Nicolaus & Company, Incorporated. We have agreed, subject to limited exceptions, that for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Stifel, Nicolaus & Company, Incorporated, offer, sell or otherwise transfer or dispose of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock, except for the shares of common stock offered in this offering and the shares of common stock issuable upon exercise or conversion of options, warrants or securities outstanding on the date of this prospectus and the awards that may be granted under our 2000 Equity Incentive Plan and 2002 Non-Employee Directors Stock Option Plan and shares of our common stock that are issued upon exercise of such awards. There are no contractually specified conditions for the waiver of lock-up restrictions, and any waiver is at the sole discretion of Stifel, Nicolaus & Company, Incorporated, which may be granted or denied by Stifel, Nicolaus & Company, Incorporated for any reason. After the lock-up period, these shares may be sold, subject to applicable securities laws. See “Underwriting.”

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as amended, as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 180 days after the date of this prospectus, a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of our common stock then outstanding; or
•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Stock Options

We have filed registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock incentive plans. Unless subject to a lock-up agreement, the shares registered on a Form S-8 will be eligible for resale at any time.

Registration Rights

After the completion of this offering, holders of 15,043,891 shares of common stock outstanding and issuable upon exercise of various warrants will be entitled to specific rights to register those shares for sale in the public market upon expiration of applicable lock-up agreements. See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to such shares.

On August 18, 2011, Vicis executed and delivered to us a Waiver and Consent, pursuant to which Vicis, among other things, waived its rights to include its shares of common stock and any shares of common stock covered by warrants that it holds in the registration statement of which this prospectus forms a part.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
OF OUR COMMON STOCK

The following discussion summarizes certain material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a non-U.S. holder (as defined below). This discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, final, temporary and proposed U.S. Treasury regulations promulgated thereunder and current administrative rulings and judicial decisions, all as in effect as of the date hereof. All of these authorities may be subject to differing interpretations or repealed, revoked or modified, possibly with retroactive effect, which could materially alter the tax consequences to non-U.S. holders described in this prospectus.

There can be no assurance that the Internal Revenue Service, or IRS, will not take a contrary position to the tax consequences described herein or that such position will not be sustained by a court. No ruling from the IRS or opinion of counsel has been obtained with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

This discussion is for general information only and is not tax advice. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;
•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source;
•	a trust (a) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
•	an entity that is disregarded as separate from its owner if all of its interests are owned by a single person described above.

An individual may be treated, for U.S. federal income tax purposes, as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. The 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year. Residents are subject to U.S. federal income tax as if they were U.S. citizens. Certain individuals may avoid classification as a resident alien under various statutory exceptions or, in the case of individuals who would be classified as income tax residents of the United States and a country with a treaty with the United States, tie breaker rules set forth in applicable tax treaties.

This discussion assumes that a prospective non-U.S. holder will hold shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances. In addition, this discussion does not address any aspect of U.S. state or local or non-U.S. taxes, or the special tax rules applicable to particular non-U.S. holders, such as the following:

•	insurance companies and financial institutions;
•	tax-exempt organizations;
•	controlled foreign corporations and passive foreign investment companies;
•	partnerships or other pass-through entities;
•	regulated investment companies or real estate investment trusts;
•	pension plans;
•	persons who received our common stock as compensation;
•	brokers and dealers in securities;
•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and
•	former citizens or residents of the United States subject to tax as expatriates.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. We urge any beneficial owner of our common stock that is a partnership and partners in that partnership to consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock.

Distributions on Our Common Stock

Any distribution on our common stock paid to non-U.S. holders will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will generally constitute a return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and will be applied against and reduce the non-U.S. holder’s adjusted tax basis. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “— Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder that are not treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% on the gross amount paid, unless the non-U.S. holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to claim the benefit of a tax treaty or to claim an exemption from withholding, a non-U.S. holder must provide an IRS-approved certificate of eligibility prior to payment of the dividends. For most individuals and corporations, such certificate will be a properly completed and executed IRS Form W-8BEN (or successor form). For most partnerships or other pass-through entities, a certificate of eligibility may consist of a completed, signed IRS Form W-8IMY. A non-U.S. holder eligible for a reduced rate of withholding pursuant to an income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Dividends paid to a non-U.S. holder that are treated as effectively connected with a trade or business conducted by the non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain the exemption, a non-U.S. holder must provide us with a properly executed IRS Form W-8ECI (or successor form) prior to the payment of the dividend. Dividends received by a non-U.S. holder that are treated as effectively connected with a U.S. trade or business generally are subject to U.S. federal income tax at rates applicable to U.S. persons. A non-U.S. holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” imposed at a rate of 30%, or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder who provides us with an IRS Form W-8BEN, Form W-8IMY or Form W-8ECI must update the form or submit a new form, as applicable, if there is a change in circumstances that makes any information on such form incorrect.

All non-U.S. holders are encouraged to consult with their tax advisors regarding U.S. tax return filing requirements in connection with distributions on our common stock. In some cases, if there is adequate withholding at the source, the non-U.S. holder may be exonerated from having to file a return.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding on any gain realized from the non-U.S. holder’s sale, exchange or other disposition of shares of our common stock except as follows:

•	the gain is effectively connected with a U.S. trade or business (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder), in which case the gain will be taxed on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person, and, if the non-U.S. holder is a corporation, the additional branch profits tax described above in “— Distributions on Our Common Stock” may also apply;
•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will, unless exempted by an applicable tax treaty, be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder (for that year only), if any;
•	the non-U.S. holder is an entity that fails to meet certain disclosure requirements imposed under the Hiring Incentives to Restore Employment Act of 2010 described below in “Backup Withholding and Information Reporting”; or
•	we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation.”

Generally, we will be a “United States real property holding corporation” if the fair value of our U.S. real property interests equals or exceeds 50% of the sum of the fair values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not currently, and do not anticipate becoming in the future, a “United States real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of distributions paid to such holder and the amount of tax withheld, if any. Copies of the information returns filed with the IRS to report the distributions and withholding also may be made available to the tax authorities in a country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The United States imposes a backup withholding tax on the gross amount of dividends and certain other types of payments (currently at a rate of 28%). Dividends paid to a non-U.S. holder will not be subject to backup withholding if proper certification of foreign status is provided, (usually on IRS Form W-8BEN) and we do not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person. In addition, no backup withholding or information reporting will be required regarding the proceeds of a disposition of our common stock made by a non-U.S. holder within the United States or conducted through certain U.S. financial intermediaries if we receive the certification of foreign status described in the preceding sentence and we do not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person or the non-U.S. holder otherwise establishes an exemption. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner.

In addition to backup withholding, the Hiring Incentives to Restore Employment Act of 2010, or the HIRE Act, requires that dividends and certain other payments made after December 31, 2012 to non-U.S. entities (including without limitation foreign financial institutions and foreign corporations) be subject to a 30% withholding tax if the non-U.S. entity does not meet certain disclosure requirements. If the non-U.S. entity is a foreign financial institution, the 30% withholding tax would apply to dividends and to gains on the sale, exchange or other disposition of our common stock unless the foreign financial institution enters a written agreement with the IRS to provide information and disclosure regarding certain accounts owned by U.S. persons held with such financial institution including written annual reports regarding such accounts and the U.S. account holders. If the non-U.S. entity is not a financial institution, the 30% withholding tax would apply to dividends and to gains on the sale, exchange or other disposition of our common stock unless such non-U.S. entity certifies to us (on an IRS-approved form) that such entity does not have a substantial U.S. owner or otherwise provides the name, current address and U.S. taxpayer identification number of each substantial U.S. owner. Certain non-financial foreign entities, including publicly traded corporations, are not required to provide such certification. We will require compliance with the HIRE Act on or before December 31, 2012 from all non-U.S. entities holding our common stock or will impose the mandatory 30% withholding tax (regardless of receipt of a properly completed IRS Form W-8BEN noted above).

All non-U.S. holders are encouraged to consult with their tax advisors regarding possible implications of backup withholding or the HIRE Act.

U.S. Federal Estate Tax

An individual non-U.S. holder who is treated as the owner, or who has made certain lifetime transfers, of an interest in our common stock may be required to include the value of the common stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Under current U.S. federal law, individual non-U.S. holders of our common stock may be subject to U.S. federal estate tax at a maximum rate of 35% on taxable U.S. assets that exceed $60,000 in value (a U.S. federal estate tax return may be required for amounts below $60,000 if the decedent made substantial lifetime gifts of U.S. property). This federal estate tax would apply to any individual non-U.S. holder if such person owned our common stock at the time of his or her death on or after January 1, 2011.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares

Stifel, Nicolaus & Company, Incorporated
Needham & Company, LLC
ThinkEquity LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any shares are purchased.

The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

Stifel, Nicolaus & Company, Incorporated expects to deliver the shares of common stock to purchasers on or about          , 2011.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of      additional shares of our common stock from us at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Underwriting Discount

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $      per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Authority, Inc. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price
Underwriting discount
Proceeds, before expenses, to us

We estimate that the expenses in this offering payable by us, not including the underwriting discount, will be approximately $     .

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters will require all of our directors and officers and our majority stockholder, Vicis, to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Stifel, Nicolaus & Company, Incorporated for a period of 180 days after the date of this prospectus.

We have agreed, subject to limited exceptions, that for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Stifel, Nicolaus & Company, Incorporated, offer, sell or otherwise transfer or dispose of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock, except for the shares of common stock offered in this offering and the shares of common stock issuable upon exercise or conversion of options, warrants or securities outstanding on the date of this prospectus and the awards that may be granted under our 2000 Equity Incentive Plan and 2002 Non-Employee Directors Stock Option Plan and shares of our common stock that are issued upon exercise of such awards. There are no contractually specified conditions for the waiver of lock-up restrictions, and any waiver is at the sole discretion of Stifel, Nicolaus & Company, Incorporated, which may be granted or denied by Stifel, Nicolaus & Company, Incorporated for any reason.

NASDAQ Capital Market Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “AMBT.”

Short Sales, Stabilizing Transactions, and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short Sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the NASDAQ Capital Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

Shipman & Goodwin LLP, Hartford, Connecticut, which has acted as our counsel in connection with this offering, will pass on the validity of the common stock being offered by this prospectus. Mr. Michael L. Widland, a non-employee director, is a partner in the law firm Shipman & Goodwin LLP, and owns 1,333 shares of our common stock and holds options to purchase 78,400 shares of our common stock at various prices. Greenberg Traurig, LLP, Phoenix, Arizona, is acting as counsel to the underwriters.

EXPERTS

The financial statements as of, and for the years ended, December 31, 2009 and 2010 included in this prospectus have been so included in reliance on the report of Rotenberg Meril Solomon Bertiger & Guttilla, P.C., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including us.

We have filed with the SEC under the Securities Act a Registration Statement on Form S-1, of which this prospectus is a part, with respect to the shares offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules as permitted by the rules and regulations of the SEC. You can obtain a copy of the Registration Statement from the SEC at the address listed above or from the SEC’s Internet website at www.sec.gov.

Statements made in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement or in a filing incorporated by reference herein or otherwise, reference is made to the exhibit for a more complete description of the matters involved, and each statement shall be deemed qualified in its entirety by this reference.

AMBIENT CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Ambient Corporation:

We have audited the accompanying consolidated balance sheets of Ambient Corporation and Subsidiary (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years ended December 31, 2008, 2009 and 2010. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2010 and the results of its operations and cash flows for the years ended December 31, 2008, 2009 and 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.

ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.

Saddle Brook, New Jersey
February 23, 2011, except Note 2 relating to the reverse
stock split, which is July 18, 2011

AMBIENT CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2010
	(Audited)
	(In thousands, except share and per share data)

Assets
Current assets:
Cash and cash equivalents	$987	$6,987
Accounts receivable	1,239	1,731
Inventory	361	834
Prepaid expenses and other current assets	203	276

Total current assets	2,790	9,828
Fixed assets, net	603	745

Total assets	$3,393	$10,573

Liabilities and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$2,016	$3,608
Accrued expenses	829	633
Deferred revenue	159	—
Capital lease obligations, current portion	11	10
Convertible debt, current portion (net of discount)	9,816	—

Total current liabilities	12,831	4,251
Deferred rent	85	186
Capital lease obligations, less current portion	12	—

Total liabilities	12,928	4,437
Stockholders’ (deficit) equity:
Common stock, $0.001 par value, 20,000,000 shares authorized, 8,990,397 and 16,493,764 shares issued; and 8,980,397 and 16,483,764 shares outstanding, respectively	9	16
Additional paid-in capital	130,898	149,748
Accumulated deficit	(140,242)	(143,428)
Less: treasury stock; 10,000 shares at cost	(200)	(200)

Total stockholders’ (deficit) equity	(9,535)	6,136

Total liabilities and stockholders’ (deficit) equity	$3,393	$10,573

See Notes to Audited Consolidated Financial Statements.

AMBIENT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2008	2009	2010
	(Audited)
	(In thousands, except per share data)

Total revenue	$12,622	$2,193	$20,358
Cost of goods sold	9,942	1,836	12,023

Gross profit	2,680	357	8,335

Operating expenses:
Research and development expenses	4,351	4,946	6,314
Selling, general and administrative expenses	3,600	4,662	5,239

Total operating expenses	7,951	9,608	11,553

Operating loss	(5,271)	(9,251)	(3,218)
Interest (expense) income, net	(3,116)	(4,963)	(214)
Loss on extinguishment of debt	(2,789)	—	—
Other (expense) income, net	(118)	(32)	246

Total other (loss) income	(6,023)	(4,995)	32

Net loss	$(11,294)	$(14,246)	$(3,186)

Net loss per share	$(3.75)	$(1.81)	$(0.21)
Weighted average shares used in computing net loss per share	3,016	7,891	15,385

See Notes to Audited Consolidated Financial Statements.

AMBIENT CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

			Additional
	Common Stock		Paid-in	Treasury	Accumulated
	Shares	Amount	Capital	Stock	Deficit	Total
	(Audited)
	(In thousands, except share data)

Balance — January 1, 2008	2,556,157	$256	$113,181	$(200)	$(114,702)	$(1,465)
Common stock issued upon exercise of warrants	4,643,651	464	(222)			242
Issuance of warrants in connection with convertible promissory note			3,146			3,146
Beneficial conversion feature of convertible promissory note			13,541			13,541
Issuance of warrants			2,955			2,955
Share-based compensation expense			329			329
Net loss					(11,294)	(11,294)

Balance — December 31, 2008	7,199,808	$720	$132,930	$(200)	$(125,996)	$7,454

Common stock issued upon exercise of warrants	116,422	12	940			952
Common stock issued upon exercise of options	7,500	1	24			24
Common stock issued upon conversion of convertible debt	1,666,667	167	2,333			2,500
Remeasurement of beneficial conversion feature of convertible promissory note			(8,333)			(8,333)
Warrant repricing			1,147			1,147
Share-based compensation expense			967			967
Net loss					(14,246)	(14,246)

Balance — December 31, 2009	8,990,397	$899	$130,008	$(200)	$(140,242)	$(9,535)

Common stock issued upon exercise of warrants	28,590	3	97			100
Common stock issued upon exercise of options	8,110	1	31			32
Proceeds from sale of common stock	800,000	80	7,920			8,000
Common stock issued upon conversion of convertible debt	6,666,667	667	9,333			10,000
Share-based compensation expense			725			725
Net loss					(3,186)	(3,186)

Balance — December 31, 2010	16,493,764	$1,649	$148,115	$(200)	$(143,428)	$6,136

See Notes to Audited Consolidated Financial Statements.

AMBIENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2008	2009	2010
	(Audited)
	(In thousands)

Cash flows from operating activities:
Net loss	$(11,294)	$(14,246)	$(3,186)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	307	303	380
Amortization of note discount	1,235	—	—
Amortization of beneficial conversion feature of convertible debt	1,247	3,228	184
Financing costs related to warrant modification	—	1,147	—
Financing, consulting and other expenses paid via the
issuance of common stock and warrants	329	967	725
Gain (loss) on conversion and extinguishment of debt	2,789	—	(252)
Gain on disposition of property and equipment	118	32	6
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivables	(1,475)	430	(492)
Inventory	376	(263)	(473)
Prepaid expenses and other current assets	49	(28)	(74)
Increase (decrease) in:
Accounts payable	320	682	1,592
Deferred rent	—	85	101
Accrued expenses and other current liabilities	342	(108)	56
Deferred revenue	108	51	(159)

Net cash used in operating activities	(5,549)	(7,720)	(1,592)

Cash flows from investing activities:
Redemption of marketable securities	—	125	—
Purchases of marketable securities	(125)	—	—
Additions to property and equipment	(451)	(394)	(527)

Net cash used in investing activities	(576)	(269)	(527)

Cash flows from financing activities:
Proceeds from issuance of common stock	242	976	8,000
Proceeds from issuance of warrants	3,000	—	100
Proceeds from exercise of stock options	—	—	32
Finance costs relating to the issuance of warrants	(45)	—	—
Proceeds from issuance of notes payable	2,500	—	—
Proceeds related to the adjustment of terms of convertible debentures	8,000	—	—
Repayment of convertible debentures	(103)	—	—
Payments of capitalized lease obligations	(3)	(12)	(13)

Net cash provided by financing activities	13,591	964	8,119
Net increase (decrease) in cash and cash equivalents	7,466	(7,025)	6,000
Cash and cash equivalents at beginning of year	546	8,012	987

Cash and cash equivalents at end of year	$8,012	$987	$6,987

Non-cash financing and investing activities:
Issuance of common stock in connection with conversion of debt	$—	$—	$10,000
Issuance of warrants in connection with issuance of notes payable	3,146	—	—
Acquisition of property and equipment financed by capital lease	37	—	—
Supplemental cash flow information:
Interest paid	$115	$675	$226

See Notes to Audited Consolidated Financial Statements.

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	DESCRIPTION OF BUSINESS

Ambient Corporation (“Ambient,” the “Company,” “we” or “us”) is a leading provider of a smart grid communications platform that enables utilities to effectively deploy, integrate and communicate with multiple smart grid applications within the electrical power distribution grid. The Ambient Smart Grid® communications platform, which includes hardware, software and firmware, today enables the simultaneous integration and parallel communication of multiple smart grid applications provided by a variety of vendors, including smart metering, demand response and distribution automation.

Our long-standing relationship with Duke Energy, which we believe has one of the most forward-looking smart grid investment initiatives in North America, has led to rapid growth in our business. We entered into a long-term agreement in September 2009 with Duke Energy, currently our sole customer, to supply Duke Energy our Ambient Smart Grid® communications nodes and license our AmbientNMS® through 2015.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reverse Stock Split

All share and per share data have been adjusted to reflect the 1-for-100 reverse stock split of our common stock that became effective on July 18, 2011.

Principles of Consolidation

The consolidated financial statements include our accounts and our inactive, wholly-owned subsidiary, Insulated Connections Corporation Limited. The subsidiary has been inactive since 2001. All inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with insignificant interest rate risk and original maturities of 90 days or less.

Fair Value of Financial Instruments

Substantially all of our financial instruments, consisting primarily of cash, accounts receivable, accounts payable and accrued expenses, other current liabilities and convertible debentures, are carried at, or approximate, fair value because of their short-term nature or because they carry market rates of interest.

Stock-Based Compensation

We account for stock-based compensation in accordance with accounting guidance now codified as Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, “Compensation — Stock

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation.” Under the fair value recognition provision of financial stock-based compensation cost is estimated at the grant date based on the fair value of the award. We estimate the fair value of stock options granted using the Black-Scholes-Merton option pricing model.

Net Loss per Share

Basic loss per share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted loss per share adjusts basic loss per share for the effects of convertible securities, stock options and other potentially dilutive instruments, only in the periods in which such effect is dilutive. The following securities have been excluded from the calculation of net loss per share, as their effect would be anti-dilutive.

	2008	2009	2010

Stock options	323,870	585,370	1,129,465
Warrants	1,292,167	788,278	1,559,688
Convertible debentures	8,333,333	6,666,667	—

Property and Equipment

Equipment, furniture and fixtures are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from one to five years.

Revenue Recognition

Hardware sales consist of our smart grid communications nodes as well as system software embedded in the communications nodes. System software embedded in our communications nodes is used solely in connection with the operation of the product. Upon the sale and shipment of our products, we are not required to update the embedded software for newer versions that are subsequently developed. In addition, we do not offer or provide any free post-contract customer support. There is an original warranty period, which may run for a period of up to 12 months from sale of product, in which we will provide fixes for the communications nodes when and if appropriate. As such, we recognize revenue from the sales of the Nodes upon delivery to the customer.

Our proprietary software consists of the AmbientNMS®, a network management system that may be sold on a stand-alone basis. A purchaser of our communications nodes is not required to purchase this system as our communications nodes could be managed with independently developed management software. The sale of the AmbientNMS® does not include post-contract customer support, unless the customer enters into a maintenance agreement with us. As such, we recognize revenue from the sale of this software when shipped. We classify amounts billed to customers before software is shipped as deferred revenue.

We offer maintenance service on a fee basis that entitles the purchasers of our communications nodes and Ambient NMS® software to benefits including telephone support, as well as updates and upgrades to our products. We amortize such revenue, when received over the appropriate period based on the terms of individual agreements.

Accounts Receivable

We record accounts receivable net of an allowance for doubtful accounts based upon management’s analysis of the collectability of the balances. At December 31, 2009 and 2010, management believed that no allowance was necessary.

At December 31, 2009 and 2010, one customer accounted for 100% of accounts receivable. See Note 10.

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventory

We value inventory at the lower of cost or market determined on the first-in, first-out (FIFO) basis. Market, with respect to direct materials, is replacement cost and is net realizable value for finished goods. We adjust the value of the inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Research and Development and Patent Costs

We expense both research and development costs and patent costs to operations as incurred.

Software Development Costs

We have historically expensed as incurred costs incurred in the research and development of new software products and enhancements to existing software products. After technological feasibility is established, we capitalize additional development costs. We have not capitalized any software development costs as of December 31, 2009 and 2010.

Employees

We have a contract with Insperity (formerly known as Administaff), which is a professional employer organization. Pursuant to this contract, we and Insperity are co-employers of our personnel. Insperity is responsible for paying the salaries and wages of our personnel and providing our personnel with health, dental and various other types of insurance and benefits at favorable rates for which we would not otherwise qualify. Insperity pays salaries and wages of our personnel directly from our bank accounts, and we pay Insperity a fee for its services.

We record these payments using the same classifications as if we made all payments directly to our personnel.

Income Taxes

We account for income taxes in accordance with accounting guidance now codified as FASB ASC 740, “Income Taxes,” which requires that we recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. We record a valuation allowance when it is more likely than not that some or all deferred tax assets will not be realized.

We have adopted the provisions of FASB ASC 740-10-05, “Accounting for Uncertainties in Income Taxes.” The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Warranties

We account for our warranties under the FASB ASC 450 “Contingencies.” We generally warrant that our products are free from defects in material and workmanship for a period of one year from the date of initial acceptance by our customers. The warranty does not cover any losses or damage that occurs as a result of improper installation, misuse

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or neglect or repair or modification by anyone other than the Company or our authorized repair agent. Our policy is to accrue anticipated warranty costs based upon historical percentages of items returned for repair within one year of the initial sale. Our repair rate of products under warranty has been minimal so that we have not established an historical percentage. We have not provided for any reserves for such warranty liability.

Our software license agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe upon a third party’s intellectual property rights. We have not provided for any reserves for such warranty liabilities.

Our software license agreements also generally include a warranty that our software products will substantially operate as described in the applicable program documentation. We also warrant that we will perform services in a manner consistent with industry standards. To date, we have not incurred any material costs associated with these product and service performance warranties, and as such we have not provided for any reserves for any such warranty liabilities in our operating results.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from future undiscounted cash flows. We record impairment losses for the excess, if any, of the carrying value over the fair value of the long-lived assets. We did not record an impairment charge in 2009 and 2010.

Fair Value Measurements

FASB ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (FASB) ratified Accounting Statement Update (ASU) 2009-13 (ASU 2009-13), “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements,” which eliminates the residual method of allocation, and instead requires companies to use the relative selling price method when allocating revenue in a multiple deliverable arrangement. When applying the relative selling price method, the selling price for each deliverable shall be determined using vendor specific objective evidence of selling price, if it exists and otherwise using third-party evidence of selling price. If neither vendor specific objective evidence nor third-party evidence of selling price exists for a deliverable, companies shall use their best estimate of the selling

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

price for that deliverable when applying the relative selling price method. ASU 2009-13 shall be effective in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Companies may elect to adopt this guidance prospectively for all revenue arrangements entered into or materially modified after the date of adoption, or retrospectively for all periods presented. We adopted this standard effective January 1, 2011. We do not expect the provisions of ASU 2009-13 to have a material effect on our financial position, results of operations or cash flows.

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), “Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition.” The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply the amendments retrospectively from the beginning of the year of adoption. We do not expect the provisions of ASU 2010-17 to have a material effect on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the accompanying audited consolidated financial statements.

NOTE 3 —	INVENTORY

Inventory consisted of the following:

	December 31,
	2009	2010
	(In thousands)

Raw material	$137	$139
Finished goods	224	695

	$361	$834

NOTE 4 —	PROPERTY AND EQUIPMENT

	December 31,
	2009	2010
	(In thousands)

Computers	$163	$309
Software	368	505
Software (capital lease)	30	30
Machinery and equipment	539	627
Furniture and office equipment	161	196

	1,261	1,667
Less — accumulated depreciation	658	922

	$603	$745

Depreciation expense was $307,476, $302,871 and $380,256 for the years ended December 31, 2008, 2009 and 2010, respectively.

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5 —	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2009	2010
	(In thousands)

Accrued interest	$690	$244
Accrued payroll and payroll taxes	83	139
Accrued professional fees	33	32
Accrued liabilities	23	218

	$829	$633

Accrued interest represents amounts owed to Vicis Capital Master Fund (“Vicis”) on secured convertible promissory notes. See Note 7.

NOTE 6 —	CAPITAL LEASE OBLIGATION

We lease software under a capital lease expiring in 2011. The asset and liability under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is amortized over its estimated productive life. Amortization of assets under capital leases is included in depreciation expense.

Minimum future lease payments under capital leases as of December 31, 2010 were as follows:

Amount
(In thousands)

Net minimum lease payments — 2011	$11
Amount representing interest	(1)

Present value of net minimum lease payments	$10

The interest rate on the capitalized lease is 9.1%. Interest is computed based on the lower of our incremental borrowing rate at the inception of lease or the lessor’s implicit rate of return.

NOTE 7 —	CONVERTIBLE DEBT

	2009	2010

Secured Convertible Promissory Note payable — interest at 8%, due July 31, 2010(i)	$7,500,000	$—
Secured Convertible Promissory Note payable — interest at 8%, due November 1, 2010(ii)	2,500,000	—
Secured Convertible Promissory Note payable — interest at 8%, due January 15, 2011 (iii)	—

Total	10,000,000	—
Less: Discount	(183,609)	—

	9,816,391	—
Less Current Portion	9,816,391	—

Total	$—	$—

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securities Purchase Agreements

(i) On July 31, 2007, we entered into the Securities Purchase Agreement (the “July 07 Purchase Agreement”) with Vicis, pursuant to which Vicis purchased our Secured Convertible Promissory Note in aggregate principal amount of $7,500,000 (the “July 07 Note”). The July 07 Note had a term of three years and was scheduled to become due on July 31, 2010. The outstanding principal amount of the July 07 Note was convertible at the option of the holder into shares of our common stock at an initial conversion price of $7.50 per share, subject to certain adjustments. The conversion price was adjusted to $1.50 in connection with the various Agreements discussed below. Amounts owing under the July 07 Note were secured by substantially all of our assets. In January 2010, the July 07 Note was converted into 5,000,000 shares of common stock.

Pursuant to the July 07 Purchase Agreement, we issued common stock purchase warrants (the “July 07 Warrants”) to Vicis, exercisable through July 31, 2012, to purchase up to 1,500,000 shares of common stock at original exercise prices between of $6.00 and $7.50 per share. The exercise prices were adjusted to $0.10 in connection with the April 08 Purchase Agreement discussed below. All of the July 07 Warrants were exercised on November 24, 2008.

In connection with this financing, we paid fees to a registered broker dealer of $570,000 and issued warrants to purchase up to 173,500 shares of our common stock at a per share exercise price of $3.50 for 166,000 shares and $7.50 for 7,500 shares.

For financial reporting purposes, we recorded a discount of $3,959,362 to reflect the value of the warrants and an additional discount of $2,310,886 to reflect the beneficial conversion feature of the July 07 Note. The estimated value of the warrants was determined using the Black-Scholes option pricing model under the following weighted average assumptions: life of 5 years, risk free interest rate of 4.88%, a dividend yield of 0% and volatility of 130.22%. The discounts were being amortized to the date of maturity unless converted earlier. As discussed below, we and Vicis entered into a Debenture Amendment Agreement. As a result, all of the remaining unamortized discounts were expensed in 2008.

(ii) On November 1, 2007, we entered into a Securities Purchase Agreement (the “November 07 Purchase Agreement”) with Vicis pursuant to which Vicis purchased our Secured Convertible Promissory Note in the principal amount of $2,500,000 (the “November 07 Note”). The November 07 Note had a term of three years and was scheduled to become due on November 1, 2010. The outstanding principal amount of the November 07 Note was convertible at the option of the holder into shares of common stock at an initial conversion price of $4.50 per share. In connection with the Debenture Amendment Agreement discussed below, the conversion price was adjusted to $1.50 per share. Amounts owing under the November 07 Note were secured by substantially all of our assets. In January 2010, the November 07 Note was converted into 1,666,667 shares of common stock.

In connection with the issuance of the November 07 Note, we issued common stock purchase warrants (the “November 07 Warrants”) to Vicis, exercisable through October 31, 2012, to purchase up to 833,333 shares of common stock at original exercise prices between $4.50 per share and $5.00. The exercise prices were adjusted to $0.10 in connection with the April 08 Purchase Agreement discussed below. All of the November 07 Warrants were exercised on November 24, 2008.

For financial reporting purposes, we recorded a discount of $1,127,634 to reflect the value of the November 07 Warrants and an additional discount of $294,301 to reflect the beneficial conversion feature of November 07 Note. The estimated value of the warrants was determined using the Black-Scholes option pricing model under the following weighted average assumptions: life of 5 years, risk free interest rate of 3.67%, a dividend yield of 0% and volatility of 127.4%. The discounts were being amortized to the date of maturity unless converted earlier. As

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

discussed below, we and Vicis entered into a Debenture Amendment Agreement. As a result, all of the remaining unamortized discounts were expensed in 2008.

(iii) On January 15, 2008, we entered into a Securities Purchase Agreement (the “January 2008 Purchase Agreement”) with Vicis pursuant to which Vicis purchased our Secured Convertible Promissory Note in the principal amount of $2,500,000 (the “January 08 Note”; together with the November 07 Note and the July 07 Note, the “Notes”). The January 08 Note had a term of three years and was scheduled to become due on January 15, 2011. The outstanding principal amount of the January 08 Note was convertible at the option of the holder into shares of common stock at an initial conversion price of $3.50 per share. In connection with the Debenture Amendment Agreement discussed below, the conversion price was adjusted to $1.50 per share. Amounts owing under the January 08 Note were secured by substantially all of our assets. In August 2009, the January 08 Note was converted into 1,666,667 shares of common stock.

In connection with the issuance of the January 08 Note, we issued common stock purchase warrants (the “January 08 Warrants”) to Vicis, exercisable through January 15, 2013, to purchase up to 1,071,429 shares of common stock at an original exercise price of $3.50 per share. The exercise price was adjusted to $0.10 in connection with the April 08 Purchase Agreement discussed below. All of the January 08 Warrants were exercised on November 24, 2008.

In connection with the financing, we issued, as compensation to a registered broker dealer, warrants to purchase up to 149,999 shares of our common stock at a per share exercise price of $3.50.

For financial reporting purposes, we recorded a discount of $1,459,189 to reflect the value of the warrants and an additional discount of $1,040,811 to reflect the beneficial conversion feature of January 08 Note. The estimated value of the warrants was determined using the Black-Scholes option pricing model under the following weighted average assumptions: life of 5 years, risk free interest rate of 3%, a dividend yield of 0% and volatility of 127.4%. The discounts were being amortized to the date of maturity unless converted earlier. As discussed below, we and Vicis entered into a Debenture Amendment Agreement. As a result, all of the remaining unamortized discounts were expensed in 2008.

We determined and adjusted the amount of accrued interest owed to Vicis after the notes were converted as discussed above. For the year ended December 31, 2010, we recorded a gain on the conversion of the debentures totaling $251,840. Such gain represents the reversal of accrued interest recorded in previous periods.

At December 31, 2009 and 2010, accrued interest owed to Vicis amounted to $690,027 and $244,262, respectively. See Note 5.

Debt Modification

On November 21, 2008, we and Vicis entered into a Debenture Amendment Agreement (the “Debenture Amendment Agreement”), pursuant to which Vicis invested in us an additional $8 million. In consideration of the investment, we reduced the conversion price on the Notes referred to above to $1.50 per share. We and Vicis also agreed that in the event that on the trading day immediately preceding June 1, 2009, the closing per share price of the common stock was less than $10.00, then the per share conversion price with respect to any amount then outstanding under the Notes would automatically be further adjusted to $1.00. The price of the common stock was greater than $10.00 on the trading day immediately preceding June 1, 2009, and therefore no further adjustment of the conversion price was effected.

We accounted for the modification of the Convertible Promissory Notes, as described above, as an extinguishment of debt. We deemed the terms of the amendment to be substantially different and treated the

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible Promissory Notes as extinguished and exchanged for new notes. As such, it was necessary to reflect the Convertible Promissory Notes at fair market value and record a loss on extinguishment of debt of approximately $2.8 million.

The fair value of the Convertible Promissory Notes was determined utilizing Level 3 inputs. The fair value of the Convertible Promissory Notes was calculated utilizing the fully diluted market value of our invested capital immediately before and after the date of the debt modification. The fair value was determined to be the face value of the Notes at the date of the debt modification.

For financial reporting purposes, we recorded an initial discount of $12,500,000, based upon a conversion price of $1.00 to reflect the beneficial conversion feature related to the Debenture Modification Agreement. The discount was being amortized to the date of maturity of the various Notes unless converted earlier. On June 1, 2009, the beneficial conversion feature was re-measured based on the final conversion price being set at $1.50. This resulted in a reduction in the initial value of the beneficial conversion feature of $8,333,333 and a like reduction to additional paid-in capital.

Interest incurred on the Notes amounted to $671,461, $614,827 and $28,296 for the years ended December 31, 2008, 2009 and 2010, respectively.

On June 30, 2009, we agreed to modify the terms of the expiring Class A warrants. Under the new terms the warrants were exercisable through August 31, 2009 and the exercise prices were reduced from $20.00 to $15.00 per share. The resulting charge due to the modification was $1,147,167 and is reflected as additional interest expense in the year ended December 31, 2009. As a result of the debt conversions of the July 07 Note and the January 08 Note in January 2010, the unamortized debt discounts totaling $183,609 were charged to interest expense in fiscal 2010. Amortization of the discounts related to the Notes totaled $2,482,288, $3,228,600 and $183,609 for the years ended December 31, 2008, 2009 and 2010.

NOTE 8 —	STOCKHOLDERS’ EQUITY

Security Purchase Agreement

On November 16, 2009, we and Vicis entered into an agreement, which was subsequently amended in January 2010, pursuant to which Vicis furnished to us access to a $8,000,000 equity based credit line. Pursuant to the arrangement, Vicis deposited into an escrow account $8,000,000. From time to time as our cash resources fell below $1,500,000 (the ‘‘Cash Balance Condition Precedent”), we were entitled to receive $500,000 from the account in consideration of which we would issue to Vicis 50,000 shares of common stock and warrants for a corresponding number of shares of common stock. Between January 19 and December 29, 2010, we effected six draw-downs in the amount of the $3,000,000 and issued 300,000 shares of our common stock.

On December 30, 2010, we and Vicis further amended the arrangement described above (“2nd amendment”) pursuant to which Vicis applied the $5 million then remaining in the escrow account to the purchase of Company securities (the “Investment”). Vicis made the Investment despite the fact that the Cash Balance Condition Precedent had not been met. In consideration of the Investment, we issued to Vicis 500,000 shares of our common stock as well as Series G Warrants to purchase, over a two year period from the date of issuance, an additional 500,000 share of common stock. Under the terms of the 2nd Amendment, the per share exercise price of the Series G Warrants issuable in connection with the Investment was set at $20.00 (rather than the $25.00 per share exercise price provided under the original terms of the agreement).

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Option Plans

In November 2000, we adopted the 2000 Equity Incentive Plan. The 2000 Equity Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, bonus stock, awards in lieu of cash obligations, other stock-based awards and performance units. The 2000 Equity Incentive Plan also permits cash payments under certain conditions. As of December 31, 2007, the number of shares of common stock reserved for issuance under the 2000 Incentive Plan was 250,000. On June 27, 2008, the number of shares reserved for issuance was further increased to 500,000 shares. On February 4, 2010, the number of shares reserved for issuance was further increased to 1,100,000 shares.

The compensation committee of the board of directors is responsible for determining the type of award, when and to whom awards are granted, the number of shares and the terms of the awards and exercise prices. The options are exercisable for a period not to exceed ten years from the date of grant. Vesting periods range from immediately to four years.

In December 2002, we adopted the 2002 Non-Employee Directors Stock Option Plan (the “2002 Directors Plan”) providing for the issuance of shares of common stock to non-employee directors. Under the 2002 Directors Plan, only non-qualified options may be issued, and they will be exercisable for a period of six years from the date of grant. As of December 31, 2007, the number of shares of common stock reserved for issuance under the 2002 Directors Plan was 60,000 shares. On June 27, 2008, the number of shares reserved for issuance was increased to 120,000 shares. On February 4, 2010, the number of shares of common stock reserved for issuance was further increased to 250,000 shares.

Employee Options

In January and February 2010, we issued options to employees from the 2000 Equity Incentive Plan to purchase up to a total of 2,000 shares of our common stock at an exercise price of $15.00. The options will be fully vested as of December 1, 2011.

In February and March 2010, we issued a total of 2,250 shares of common stock upon the exercise of stock options previously issued to employees from the 2000 Equity Incentive Plan.

In February, 2011, we issued options to employees from the 2000 Equity Incentive Plan to purchase up to a total of 3,000 shares of our common stock at an exercise price of $10.00 per share. The options will be fully vested as of February 15, 2013.

Other Option Grants (2008)

In addition to the options granted under the stock option plans discussed above (the “Plans”), we have issued options outside of the Plans, pursuant to various employment, consulting and separation agreements.

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Option activity for 2008, 2009 and 2010 is summarized as follows:

				Weighted
				Average
				Exercise
	Plan	Non-plan	Total	Price

Options outstanding, January 1, 2008	285,870	37,220	32,307	$25.00
Granted	17,000	2,000	19,000	3.00
Exercised	—	—	—	—
Forfeited	(16,750)	(1,450)	18,200	16.00

Options outstanding, December 31, 2008	286,120	37,750	323,870	17.00
Granted	274,500	—	274,500	4.00
Exercised	(7,500)	—	(7,500)	6.00
Forfeited	(4,000)	(1,500)	(5,500)	13.00

Options outstanding, December 31, 2009	549,120	36,250	585,370	11.00
Granted	581,450	15,000	596,450	10.40
Exercised	(8,110)	—	(8,110)	4.00
Forfeited	(44,245)	—	(44,245)	13.00

Options outstanding, December 31, 2010	1,078,215	51,250	1,129,465	$11.40

Shares of Common Stock available for future grant under the plans	240,166

Aggregate intrinsic value	$2,268,461

The aggregate intrinsic value was calculated based on the positive difference between the closing market price of common stock and the exercise price of the underlying options.

The following table summarizes information about stock options outstanding at December 31, 2010:

		Weighted Average		Options Exercisable
		Remaining		Weighted Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Price Range	Outstanding	Life	Price	Exercisable	Price

$ 3.00 — $ 5.00	350,815	6.92	$3.80	350,815	$3.80
$ 6.00 — $ 9.50	3,000	8.64	8.30	1,000	6.00
$10.00 — $12.00	581,900	8.77	12.00	68,454	11.90
$15.00 — $20.00	160,750	2.95	19.80	158,500	19.80
$25.00 — $30.00	10,750	4.51	27.90	10,750	27.90
$50.00	22,250	1.54	50.00	22,250	50.00

$ 3.00 — $50.00	1,129,465	7.18	$11.40	611,769	$10.90

Share based compensation — The fair values of stock options granted were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2008	2009	2010

Risk free interest rate	1.45%-1.87%	1.07%-2.66%	0.85%-2.38%
Expected life	1.5-5.75	3.5-5.75	3.5-5.75
Expected volatility	133%-162%	162%-169%	155%-168%
Dividend yield	—	—	—
Weighted-average grant date fair value per share	$1.90	$3.50	$10.40

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010, there was $5,387,846 of unrecognized compensation cost related to non-vested options granted. That cost is expected to be recognized over a weighted-average period of 19.2 months.

Warrants

On April 23, 2008, we entered into a Securities Purchase Agreement (the “April 08 Purchase Agreement”) with Vicis pursuant to which we issued, in consideration of an investment of $3,000,000, warrants (the “April 2008 Warrants”), exercisable through April 2013, to purchase up to 1,350,000 shares of our common stock, at a per share exercise price of $0.10.

In connection with the financing, a registered broker dealer received $45,000 as compensation payment and was issued warrants to purchase up to 10,000 shares of our common stock at a per share exercise price of $3.50.

On November 24, 2008, we issued 4,643,651 shares of our common stock to Vicis upon its exercise of all outstanding Investor Warrants through a combination of “cashless exercises” as well as for “cash exercises.” We received cash proceeds of $242,143 from the cash exercises.

In March 2010, we issued 21,440 shares of common stock upon the exercise of finder warrants previously issued in connection with the July 2007 financing.

A summary of the warrants outstanding at December 31, 2010 is as follows:

	Exercise	Expiration
Warrants	Price	Date

384,522	$3.50	2012 - 2013
7,500	$7.50	2012
500,000	$20.00	2012
667,667	$25.00	2011 - 2012

In February 2011, we issued 4,500 shares of common stock upon the exercise of finder warrants previously issued from an April 2008 funding.

Warrant Modification

In May 2006, we raised net proceeds of $8.986 million in a private placement of $10,000,000 in principal amount of our two-year 8% Convertible Debentures (the “2006 Debentures”). We repaid the balance in its entirety by January 2008. Investors in the private placement also received Class A warrants, exercisable through June 30, 2009, to purchase up to 333,333 shares of our common stock at a per share exercise price of $20.00 and Class B warrants, exercisable through June 30, 2011, to purchase up to 333,333 shares of our common stock at a per share exercise price of $25.00.

In connection with the placement of the 2006 Debentures, we issued to a registered broker dealer that acted as placement agent warrants consisting of (x) warrants to purchase an aggregate of 66,667 shares of common stock having an initial exercise price equal to $15.00, (y) warrants to purchase an aggregate of 33,333 shares of common stock having an initial exercise price equal to $20.00, and (z) warrants to purchase an aggregate of 33,333 shares of common stock having an initial exercise price equal to $25.00. Except as specifically noted, these warrants otherwise are on substantially the same terms and conditions as the investor warrants.

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On June 30, 2009, we modified the terms of the expiring Class A warrants. Under the new terms, the warrants were exercisable though August 31, 2009 and the exercise prices were reduced from $20.00 to $15.00 per share. We valued the warrant modification at $1,147,167 using the Black-Scholes pricing model and the following assumptions: contractual term of 0.167 years, an average risk-free interest rate of 0.19% a dividend yield of 0% and volatility of 93%. The resulting of $1,147,167 is reflected in the Statement of Operations for 2009 as interest expense.

Following the modification, Class A warrants for an aggregate of 62,833 shares of our common stock were exercised for total net cash exercise proceeds of $848,250 through August 31, 2009, and 303,833 Class A warrants expired.

NOTE 9 —	INCOME TAXES

At December 31, 2010, we had available $77 million of net operating loss carryforwards, for U.S. income tax purposes which expire in the years 2016 through 2029. However, due to changes in stock ownership, the use of the U.S. net operating loss carryforwards is severely limited under Section 382 of the Internal Revenue Code. As such, approximately $61 million of these net operating loss carryforwards will expire as worthless. We have ceased our foreign operations and have abandoned the foreign net operating loss carryforwards.

Due to the uncertainty of their realization, we have not recorded any income tax benefit for these loss carryforwards as valuation allowances have been established for any such benefits.

Significant components of our deferred tax assets for U.S. income taxes are as follows:

	December 31,
	2008	2009	2010
	(In thousands)

Net operating loss carryforwards	$2,735	$6,568	$6,828
Stock-based compensation	356	735	1,025
Other	555	584	615

Total deferred tax assets	3,646	7,887	8,468
Valuation allowance	(3,646)	(7,887)	(8,468)

Net deferred tax assets	$—	$—	$—

The increase in the valuation allowance was due to the increases in the items in the table above.

The following is a reconciliation of the federal statutory tax rate of 35% for 2008, 2009 and 2010, with the provision for income taxes:

	December 31,
	2008	2009	2010

Statutory tax rate	(35)%	(35)%	(35)%
Valuation allowance	35%	35%	35%

Effective federal tax rate	0%	0%	0%

At December 31, 2008, 2009 and 2010, we had no material unrecognized tax benefits, and no adjustments to liabilities or operations were required. We do not expect that our unrecognized tax benefits will materially increase within the next 12 months. We did not recognize any interest or penalties related to uncertain tax positions at December 31, 2008, 2009 and 2010.

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We file U.S. and state income tax returns in jurisdictions with varying statutes of limitations. The 2006 through 2010 tax years generally remain subject to examination by federal and most state tax authorities.

NOTE 10 —	CONCENTRATIONS

Cash

Cash is maintained with major financial institutions in the United States. At December 31, 2008, 2009 and 2010, no amounts were in excess of insured amounts.

Sales and Major Customers

Revenue for the years ended December 31, 2008, 2009 and 2010 were as follows:

	December 31,	December 31,	December 31,
	2008	2009	2010
	(In thousands)

Hardware	$12,136	$2,128	$20,283
Software and services	486	65	75

	$12,622	$2,193	$20,358

Duke Energy accounted for 100% of hardware, software and services revenue for the years ended December 31, 2008, 2009 and 2010, respectively.

Major Supplier

In 2008, 2009 and 2010, we used one contract manufacturer to produce our communications nodes. Should our relationship with the manufacturer deteriorate or terminate or should this supplier lose some or all of its access to the products or components that comprise all or part of the communications nodes that we purchase from it, our performance could be adversely affected. Under such circumstances, we would be required to seek alternative sources of supply for these products, and there can be no assurance that we would be able to obtain such products from alternative sources on the same terms. A failure to obtain such products on as favorable terms would have an adverse effect on our revenue and/or gross margin.

NOTE 11 —	OPERATING LEASES

We do not own any real property. Our corporate office in Newton, Massachusetts consists of two floors comprised of approximately 20,242 square feet. The lease term for the premises was scheduled to commence on September 1, 2009 and continues through December 31, 2012. At our request, the landlord agreed that we could commence the lease earlier, and we completed the move into our new headquarters in August 2009.

The lease provides for an initial period of the lease to be rent free and includes scheduled rent escalations. Accounting principles generally accepted in the United States of America require that the total rent expense to be incurred over the term of the lease be recognized on a straight-line basis. Deferred rent represents the cumulative excess of the straight-line expense over the payments made. The average annual rent expense over the term of the lease is approximately $304,000.

Rent expense for 2008, 2009 and 2010 was $233,315, $290,430 and $304,000, respectively.

AMBIENT CORPORATION

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum annual rentals through 2012 are as follows:

Years Ended December 31,	(In thousands)

2011	$390
2012	404

Total	$794

NOTE 12 —	SUBSEQUENT EVENTS

The Company reviewed subsequent events through the date of this filing.

AMBIENT CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2010	2011
		(Unaudited)
	(In thousands, except share and per share data)

Assets
Current assets
Cash and cash equivalents	$6,987	$12,545
Accounts receivable	1,731	478
Inventory	834	2,452
Prepaid expenses and other current assets	276	274

Total current assets	9,828	15,749
Fixed assets, net	745	1,049

Total assets	$10,573	$16,798

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$3,608	$4,630
Accrued expenses and other current liabilities (including related party interest of $0 and $244,262 respectively)	633	696
Deferred revenue	—	107
Income taxes payable	—	109
Capital lease obligations, current portion	10	4

Total current liabilities	4,251	5,546
Non-current Liabilities
Deferred rent	186	143

Total liabilities	$4,437	$5,689

Stockholders’ equity
Common stock, $.001 par value; 20,000,000 and 100,000,000 shares authorized; 16,493,764 and 16,532,228 issued; 16,483,764 and 16,522,228 outstanding, respectively	16	16
Additional paid-in capital	149,748	151,190
Accumulated deficit	(143,428)	(139,897)
Less: treasury stock; 10,000 shares at cost	(200)	(200)

Total stockholders’ equity	$6,136	$11,109

Total liabilities and stockholders’ equity	$10,573	$16,798

See Notes to Unaudited Consolidated Financial Statements.

AMBIENT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2010	2011
	(Unaudited)
	(In thousands, except per share data)

Total revenue	$6,258	$27,993
Cost of goods sold	3,782	15,963

Gross profit	2,476	12,030

Operating expenses:
Research and development expenses	2,975	4,893
Selling, general and administrative expenses	2,305	3,507

Total operating expenses	5,280	8,400
Operating (loss) income	(2,804)	3,630
Interest and finance expense	(213)	(1)
Interest income	0	13

(Loss) income before income taxes	(3,017)	3,642
Provision for income taxes	—	109

Net (loss) income	$(3,017)	$3,533

Net (loss) income per share (basic)	$(0.20)	$0.21

Net (loss) income per share (diluted)	$(0.20)	$0.21

Weighted average shares used in computing basic net (loss) income per share	15,022	16,496

Weighted average shares used in computing diluted net (loss) income per share	15,022	16,936

See Notes to Unaudited Consolidated Financial Statements.

AMBIENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2010	2011
	(Unaudited)
	(In thousands)

Cash flows from operating activities
Net (loss) income	$(3,017)	$3,533
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	182	206
Amortization of beneficial conversion feature of convertible debt	184	—
Stock-based compensation	35	1,306
Changes in operating assets and liabilities:
Accounts receivables	748	1,253
Inventory	(271)	(1,618)
Prepaid expenses and other current assets	3	2
Accounts payable	117	1,022
Deferred rent	75	(43)
Accrued expenses and other current liabilities	96	63
Income taxes payable	—	109
Deferred revenue	(121)	107

Net cash (used in) provided by operating activities	(1,969)	5,940

Cash flows from investing activities
Purchases of property and equipment	(264)	(511)

Net cash used in investing activities	(264)	(511)

Cash flows from financing activities
Proceeds from issuance of common stock	2,500	—
Proceeds from exercise of warrants	100	106
Proceeds from exercise of options	26	30
Payments of capitalized lease obligations	(6)	(7)

Net cash provided by financing activities	2,620	129

Net increase in cash and cash equivalents	387	5,558
Cash and cash equivalents — beginning of period	987	6,987

Cash and cash equivalents — end of period	$1,374	$12,545

Non-cash financing and investing activities:
Issuance of common stock in connection with conversion of debt	$10,000	$—

Supplemental cash flow information:
Interest paid	$1	$246

See Notes to Unaudited Consolidated Financial Statements.

AMBIENT CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Ambient Corporation and its subsidiary (collectively, the “Company,” “we” or “our”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with Article 8-03 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

We are a leading provider of a smart grid communications platform that enables utilities to effectively deploy, integrate and communicate with multiple smart grid applications within the electrical power distribution grid. The Ambient Smart Grid® communications platform, which includes hardware, software and firmware, today enables the simultaneous integration and parallel communication of multiple smart grid applications provided by a variety of vendors, including smart metering, demand response and distribution automation.

Our long-standing relationship with Duke Energy, which has one of the most forward-looking smart grid investment initiatives in North America, has led to rapid growth in our business. We entered into a long-term agreement in September 2009 with Duke Energy, currently our sole customer, to supply Duke Energy our Ambient Smart Grid® communications nodes and license our AmbientNMS® through 2015.

On July 18, 2011, we effected a reverse stock split of our outstanding shares of common stock at a ratio of 1-for-100 shares and reduced the number of authorized shares of common stock that the we are authorized to issue from time to time to 100,000,000 shares.

NOTE 2 —	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2011, we adopted Accounting Statement Update (ASU) 2009-13 (ASU 2009-13), ‘‘Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements,” which eliminates the residual method of allocation, and instead requires companies to use the relative selling price method when allocating revenue in a multiple deliverable arrangement. When applying the relative selling price method, the selling price for each deliverable shall be determined using vendor specific objective evidence of selling price, if it exists and otherwise using third-party evidence of selling price. If neither vendor specific objective evidence nor third-party evidence of selling price exists for a deliverable, companies shall use their best estimate of the selling price for that deliverable when applying the relative selling price method. We have elected to adopt this guidance prospectively for all revenue arrangements entered into or materially modified after the date of adoption. Our adoption of ASU 2009-13 did not have a material effect on our financial position, results of operations or cash flows.

On January 1, 2011, we adopted ASU 2010-17 (ASU 2010-17), “Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition.” The amendments in this update are effective on a prospective basis for milestones achieved in fiscal 2011 and thereafter. Our adoption of ASU 2010-17 did not have a material effect on our financial position, results of operations or cash flows.

We do not believe that any other recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the accompanying consolidated financial statements.

AMBIENT CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 —	FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of our financial instruments, consisting primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, are carried at, or approximate, fair value because of their short-term nature.

NOTE 4 — STOCK-BASED COMPENSATION

The following table presents stock-based compensation expense included in our consolidated statements of operations for the six months ended June 30, 2010 and 2011:

	Six Months Ended
	June 30,	June 30,
	2010	2011
	(In thousands)
	(Unaudited)

Cost of goods sold	$—	$56
Research and development expenses	17	439
Selling, general and administrative expenses	$18	$811

Total stock-based compensation	$35	$1,306

NOTE 5 —	NET INCOME (LOSS) PER SHARE

Basic earnings per share are computed based on the weighted-average number of shares of our common stock outstanding. Diluted earnings per share are computed based on the weighted-average number of shares of our common stock, including common stock equivalents outstanding. Certain common shares consisting of stock options and warrants that would have an anti-dilutive effect were not included in the diluted earnings per share attributable to common stockholders for the six months ended June 30, 2010 and 2011.

The following is a reconciliation of the denominators of the basic and diluted earnings per share computations:

	Six Months Ended
	June 30,	June 30,
	2010	2011
	(In thousands)
	(Unaudited)

Denominators:
Weighted-average shares outstanding used to compute basic earnings per share	15,022	16,496
Effect of dilutive stock options and warrants	—	440

Weighted-average shares outstanding and dilutive securities used to compute dilutive earnings per share	15,022	16,936

For the six months ended June 30, 2010 and 2011, there were approximately 1.6 million shares of outstanding potential common stock equivalents, respectively, which were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive. These potential dilutive common stock equivalents may be dilutive to future diluted earnings per share.

AMBIENT CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6 —	SALES AND MAJOR CUSTOMER

Total revenue for the six months ended June 30, 2010 and 2011 was as follows:

	Six Months Ended
	June 30,	June 30,
	2010	2011
	(In thousands)
	(Unaudited)

Products	$6,220	$27,911
Software maintenance	38	82

Total revenue	$6,258	$27,993

Duke Energy accounted for 100% of the product and software maintenance revenue for the 2010 and 2011 periods and 100% of the accounts receivable balance at December 31, 2010 and June 30, 2011.

NOTE 7 —	INVENTORY

Inventory is valued at the lower of cost or market and is determined on first-in-first-out method (FIFO) basis. Market is determined as replacement cost for direct materials and the net realizable value for finished goods. Finished primarily consists of shipments in transit which represent the cost of finished goods inventory shipped for which title has not yet passed to our customer. We adjust the value of our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Inventory consisted of the following:

	December 31,	June 30,
	2010	2011
	(In thousands)
	(Unaudited)

Raw materials	$139	$322
Finished goods	695	2,130

	$834	$2,452

NOTE 8 —	INCOME TAXES

The provision for income taxes at June 30, 2011 was comprised of federal alternative minimum tax.

Significant components of deferred tax assets include net operating loss carryforwards and stock-based compensation. Due to the uncertainty of their realization, we have not recorded any income tax benefit as we have established valuation allowances for any such benefits.

NOTE 9 —	STOCKHOLDERS’ EQUITY

Employee Stock Options

For the six months ended June 30, 2011, we issued a total of 46,500 stock options from our 2000 Equity Incentive Plan at exercise prices between $8.50 and $10.00 per share, and we issued a total of 8,250 shares of our common stock upon the exercise of stock options for total proceeds of $30,375.

Additionally, in July and August 2011, we issued a total of 33,250 stock options from our 2000 Equity Incentive Plan at exercise prices between $10.40 and $11.75 per share.

AMBIENT CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Warrant Exercises

For the six months ended June 30, 2011, we issued 30,214 shares of common stock upon the exercise of warrants for total proceeds of $105,750. Additionally, in July 2011, we issued 10,000 shares of common stock upon the exercise of warrants for total proceeds of $35,000.

As of June 30, 2011, we had 1,161,807 warrants outstanding with a weighted average exercise price of approximately $16.18 per share, of which approximately 955,033 are held by Vicis with a weighted average exercise price of approximately $18.89 per share.

NOTE 10 —	SUBSEQUENT EVENTS

On August 3, 2011, our common stock was listed on the NASDAQ Capital Market under the symbol “AMBT.”

           Shares
Common Stock

PROSPECTUS
          , 2011

Stifel Nicolaus Weisel
Needham & Company, LLC
ThinkEquity LLC

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Company in connection with the sale of the shares offered hereby. All amounts shown are estimates except for the SEC and FINRA filing fees.

SEC filing fee		$6,675.75
FINRA filing fee		6,250.00
Legal fees and expenses			*
Accounting fees and expenses			*
Printing and engraving expenses			*
Miscellaneous expenses			*

Total	$		*

*	To be completed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware (the “Delaware Corporation Law”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was lawful.

In the case of an action by or in the right of the corporation, Section 145 of the Delaware Corporation Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or complete action in any of the capacities set forth above against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner the person reasonably believed to be in and not opposed to the best interests of the corporation, except that indemnification is not permitted in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court deems proper.

Section 145 of the Delaware Corporation Law further provides that a Delaware corporation is required to indemnify a director, officer, employee or agent against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with any action, suit or proceeding or in defense of any claim, issue or matter therein as to which such person has been successful on the merits or otherwise; that indemnification provided for by Section 145 not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer against any such liability asserted against such person in any such capacity or arising out of the person’s status as such whether or not the corporation would have the power to indemnify such person against liability under Section 145. A Delaware corporation may provide indemnification only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct. Such determination is to be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even through less than a quorum (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. As permitted by Section 145(g) of the Delaware Corporation Law, we have secured and maintain, on behalf of our directors and officers, a directors’ and officers’ insurance policy for liability arising out of his or her actions in connection with their services to us.

Section 102(b)(7) of the Delaware Corporation Law provides that the certificate of incorporation of a Delaware corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) the payment of unlawful dividends or the making of unlawful stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit.

The company’s restated certificate of incorporation, as amended, provides that its directors will not be personally liable to the company or its stockholders for monetary damages resulting from breaches of the directors’ fiduciary duties. Article NINTH of the company’s restated certificate of incorporation, as amended, provides that:

“To the fullest extent permitted by the Delaware General Corporation Law, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the foregoing provisions of this Article NINTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.”

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

The following paragraphs set forth certain information with respect to all securities sold by us within the past three years without registration under the Securities Act of 1933, as amended (share numbers and per share exercise prices are stated giving effect to our 1-for-100 reverse stock split of our common stock which become effective on July 18, 2011):

1. In January 2008, the Company issued Senior Secured Convertible Notes in the original principal amount of $2.5 million and common stock purchase warrants to Vicis Capital Master Fund, or Vicis, receiving net proceeds of approximately $2.5 million after the payment of offering related fees. In connection therewith, the Company issued to such investor warrants to purchase up to 1,071,429 shares of common stock at an exercise price of $3.50 per share.

2. In January 2008, in connection with the sale of the senior secured convertible notes described in paragraph 1 above, the Company issued to a placement agent, as compensation, warrants to purchase up to 149,999 shares of the Company’s common stock at an exercise price of $3.50 per share.

3. In April 2008, the Company sold warrants to purchase up to 1,350,000 shares of common stock at an exercise price of $0.10 to Vicis, receiving net proceeds of approximately $2.95 million.

4. In April 2008, in connection with the sale of the senior secured convertible notes described in paragraph 1 above, the Company issued to a placement agent, as compensation, warrants to purchase up to 10,000 shares of the Company’s common stock at an exercise price of $3.50 per share.

5. In November 2008, the Company agreed to reduce the conversion price of the senior secured convertible notes referred to in paragraph 1 to $1.50, in consideration of which it received $8.0 million.

6. In November 2008, the Company issued 2,421,429 shares of common stock to Vicis upon the exercise of the warrants referred to in paragraphs 1 and 3 above, receiving $242,193 in gross proceeds.

7. In November 2008, the Company issued 2,222,222 shares of common stock to Vicis upon cashless exercise of warrants held by Vicis.

8. In April 2009, the Company issued 15,646 shares of common stock to Brasshorn Limited and 8,388 shares of common stock to Double U Master Fund, in each case, upon the cashless exercise of warrants held by Brasshorn Limited and Double U Master Fund.

9. In July 2009, the Company issued 8,333 shares of common stock to Marvin Mermelstein and 850 shares of common stock to Ellis International, in each case upon the exercise of warrants held by Mr. Mermelstein and Ellis International, receiving $137,750 in gross proceeds.

10. In August 2009, the Company issued 1,666,667 shares of common stock to Vicis upon its conversion of $2.5 million in principal amount of outstanding notes.

11. In August 2009, the Company issued 50,000 shares of common stock to Double U Master Fund, 3,333 shares of common stock to Bursteine and Lindsay Securities Corporation and 317 shares of common stock to Ellis International, in each case upon the exercise of warrants held by Double U Master Fund, Bursteine and Lindsay Securities Corporation and Ellis International, receiving $804,750 in gross proceeds.

12. In October 2009, the Company issued 18,260 shares of common stock to Kuhns Brothers Inc., 6,730 shares of common stock to John Kuhns and 4,565 shares of common stock to Mary Fellows, in each case upon the exercise of warrants held by Kuhns Brothers Inc., Mr. Kuhns and Ms. Fellows, receiving $103,443 in gross proceeds.

13. In January 2010, the Company issued 6,666,667 shares of common stock to Vicis upon its conversion of $10.0 million in principal amount of outstanding notes.

14. In January 2010, the Company issued to Vicis 50,000 shares of common stock and warrants, exercisable through the second anniversary of issuance, to purchase an additional 50,000 shares of common stock at an exercise price of $25.00 per share, upon draw-down in the amount of the $500,000 from the escrowed amounts in the holdback account set up by the Company and Vicis.

15. In February 2010, the Company issued 14,290 shares of common stock to Kuhns Brothers Inc. upon the exercise of warrants held by Kuhns Brothers Inc., receiving $50,015 in gross proceeds.

16. In March 2010, the Company issued to Vicis 100,000 shares of common stock and warrants, exercisable through the second anniversary of issuance, to purchase an additional 100,000 shares of common stock at an exercise price of $25.00 per share, upon draw-down in the amount of the $1.0 million from the escrowed amounts in the holdback account set up by the Company and Vicis.

17. In March 2010, the Company issued 7,150 shares of common stock to John Kuhns upon the exercise of warrants held by Mr. Kuhns, receiving $25,025 in gross proceeds.

18. In April 2010, the Company issued to Vicis 50,000 shares of common stock and warrants, exercisable through the second anniversary of issuance, to purchase an additional 50,000 shares of common stock at an exercise price of $25.00 per share, upon draw-down in the amount of the $500,000 from the escrowed amounts in the holdback account set up by the Company and Vicis.

19. In April 2010, the Company issued 7,150 shares of common stock to John Kuhns upon the exercise of warrants held by Mr. Kuhns, receiving $25,025 in gross proceeds.

20. In June 2010, the Company issued to Vicis 50,000 shares of common stock and warrants, exercisable through the second anniversary of issuance, to purchase an additional 50,000 shares of common stock at an exercise price of $25.00 per share, upon draw-down in the amount of the $500,000 from the escrowed amounts in the holdback account set up by the Company and Vicis.

21. In September 2010, the Company issued to Vicis 50,000 shares of common stock and warrants, exercisable through the second anniversary of issuance, to purchase an additional 50,000 shares of common stock at an exercise price of $25.00 per share, upon draw-down in the amount of the $500,000 from the escrowed amounts in the holdback account set up by the Company and Vicis.

22. In December 2010, the Company issued to Vicis 500,000 shares of common stock and warrants, exercisable through the second anniversary of issuance, to purchase an additional 500,000 shares of common stock at an exercise price of $20.00 per share, upon draw-down in the amount of the $5.0 million from the escrowed amounts in the holdback account set up by the Company and Vicis.

23. In February 2011, the Company issued 4,500 shares of common stock to Gregory Dryer upon the exercise of warrants held by Mr. Dryer, receiving $15,750 in gross proceeds.

24. In April 2011, the Company issued 5,714 shares of common stock to Gregory Dryer upon the exercise of warrants held by Mr. Dryer, receiving $20,000 in gross proceeds.

25. In May 2011, the Company issued 10,000 shares of common stock to Gregory Dryer upon the exercise of warrants held by Mr. Dryer, receiving $35,000 in gross proceeds.

26. In June 2011, the Company issued 10,000 shares of common stock to Gregory Dryer upon the exercise of warrants held by Mr. Dryer, receiving $35,000 in gross proceeds.

27. In July 2011, the Company issued 10,000 shares of common stock to Gregory Dryer upon the exercise of warrants held by Mr. Dryer, receiving $35,000 in gross proceeds.

All of the securities issued in the transactions described above were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act or Regulation D under Securities Act. The recipients of securities in each such transaction acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to the share certificates issued in all of the above transactions. The Company believes the recipients were all “accredited investors” within the meaning of Rule 501(a) of Regulation D under the Securities Act, or had such knowledge and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in its common stock. All recipients had adequate access to information about the Company. None of the transactions described above involved any underwriters, underwriting discounts or commissions, any general solicitation, advertising or public offering.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits. The following exhibits are included herein or are incorporated herein by reference:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3.1		Restated Certificate of Incorporation of Ambient Corporation, as amended
3.2		Bylaws of Ambient Corporation
4.1		Specimen Stock Certificate
4.2		Common Stock Purchase Warrant (Series A) (filed as Exhibit 4.2 to the Current Report of Ambient Corporation on Form 8-K, filed July 31, 2007).(1)
4.3		Common Stock Purchase Warrant (Series B) (filed as Exhibit 4.3 to the Current Report of Ambient Corporation on Form 8-K, filed July 31, 2007).(1)
4.4		Common Stock Purchase Warrant (Series C) (filed as Exhibit 4.2 to the Current Report of Ambient Corporation on Form 8-K, filed July 31, 2007).(1)
4.5		Common Stock Purchase Warrant (Series D) (filed as Exhibit 4.3 to the Current Report of Ambient Corporation on Form 8-K, filed November 5, 2007).(1)
4.6		Common Stock Purchase Warrant (Series E) (filed as Exhibit 4.2 to the Current Report of Ambient Corporation on Form 8-K, filed January 17, 2008).(1)
4.7		Warrant issued as of April 23, 2008 (filed as Exhibit 4.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended June 30, 2008, filed August 14, 2008).(1)
4.8		Common Stock Purchase Warrant (Series G) (filed as Exhibit 4.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended September 30, 2009, filed November 16, 2009).(1)
5	.1*	Opinion of Shipman & Goodwin LLP
10.1		Ambient Corporation 2000 Equity Incentive Plan (filed as Appendix A to the Definitive Information Statement of Ambient Corporation on Schedule 14C, filed December 24, 2009).(1)+
10.2		Ambient Corporation 2002 Non-Employee Directors Stock Option Plan (filed as Appendix B to the Definitive Information Statement of Ambient Corporation on Schedule 14C, filed December 24, 2009).(1)
10.3		Amended and Restated Employment Agreement effective as of December 30, 2008 between Ambient Corporation and John Joyce (filed as Exhibit 10.4 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended March 31, 2008, filed May 15, 2008).(1)+
10.4		Amended and Restated Employment Agreement effective as of June 2, 2008 between Ambient Corporation and Ramdas Rao (filed as Exhibit 10.5 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended March 31, 2008, filed May 15, 2008).(1)+
10.5		Employment Agreement effective as of August 4, 2011 between Ambient Corporation and Mark L. Fidler (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed on August 8, 2011).(1)+
10.6		Securities Purchase Agreement dated as of May 26, 2006 among Ambient Corporation and certain investors (filed as Exhibit 10.8 to the Registration Statement of Ambient Corporation on Form SB-2, filed June 8, 2006, as File No. 333-134872).(1)
10.7		Registration Rights Agreement dated as of May 26, 2006 among Ambient Corporation and certain investors (filed as Exhibit 10.9 to the Registration Statement of Ambient Corporation on Form SB-2, filed June 8, 2006, as File No. 333-134872).(1)
10.8		Registration Rights Agreement, dated as of July 31, 2007, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed on July 31, 2007).(1)
10.9		Securities Purchase Agreement, dated as of July 31, 2007 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Current Report of Ambient Corporation on Form 8-K, filed on July 31, 2007).(1)
10.10		Security Agreement, dated as of July 31, 2007 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.3 to the Current Report of Ambient Corporation on Form 8-K, filed on July 31, 2007).(1)

Exhibit
Number	Description

10.11	Securities Purchase Agreement dated as of November 1, 2007, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed on November 5, 2007).(1)
10.12	First Amendment dated as of November 1, 2007 to Registration Rights Agreement, dated as of July 31, 2007, between Ambient and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Current Report of Ambient Corporation on Form 8-K, filed on November 5, 2007).(1)
10.13	First Amendment dated as of November 1, 2007 to Securities Purchase Agreement, dated as of July 31, 2007 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.3 to the Current Report of Ambient Corporation on Form 8-K, filed on November 5, 2007).(1)
10.14	Securities Purchase Agreement dated as of January 15, 2008, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed on January 17, 2008).(1)
10.15	Second Amendment dated as of January 15, 2008 to Registration Rights Agreement, dated as of July 31, 2007, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Current Report of Ambient Corporation on Form 8-K, filed on January 17, 2008).(1)
10.16	First Amendment dated as of January 15, 2008 to Securities Purchase Agreement, dated as of November 1, 2007 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.3 to the Current Report of Ambient Corporation on Form 8-K, filed on January 17, 2008).(1)
10.17	Second Amendment dated as of January 15, 2008 to Securities Purchase Agreement, dated as of July 31, 2007 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.4 to the Current Report of Ambient Corporation on Form 8-K, filed on January 17, 2008).(1)
10.18	Securities Purchase Agreement dated as of April 23, 2008 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended June 30, 2008, filed August 14, 2008).(1)
10.19	Amendment and Waiver dated as of April 23, 2008 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended June 30, 2008, filed August 14, 2008).(1)
10.20	Debenture Amendment Agreement dated as of November 21, 2008 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed November 24, 2008).(1)
10.21	Securities Purchase Agreement, dated as of November 16, 2009 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended September 30, 2009, filed November 16, 2009).(1)
10.22	Registration Rights Agreement, dated as of November 16, 2009 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.3 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended September 30, 2009, filed November 16, 2009).(1)
10.23	Amendment to Securities Purchase Agreement dated as of January 15, 2010, between Ambient and Vicis Capital Master Fund (filed as Exhibit 10.26 to the Annual Report of Ambient Corporation on Form 10-K for the year ended December 31, 2009, filed March 31, 2010).(1)
10.24	Commercial Deployment Agreement dated as of March 31, 2008 between Ambient Corporation and Duke Energy Carolinas, LLC (filed as Exhibit 10.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended March 31, 2008, filed May 15, 2008). (Pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, the registrant has requested confidential treatment of the portion of this exhibit deleted from the filed copy).(1)
10.25	Master Supply and Alliance Agreement dated as of February 17, 2009 between Ambient Corporation and Bel Fuse Inc. (Pursuant to Rule 406 under the Securities Act of 1933, the registrant has requested confidential treatment of the portion of this exhibit deleted from the filed copy).
10.26	Product Sales, Services & Software Agreement between Ambient Corporation and Duke Energy business Services LLC on its own behalf and as agent for and on behalf of Duke Energy Carolinas, LLC, Duke Energy Indiana, Inc, Duke Energy Ohio, Inc., Duke Energy Kentucky, Inc., and certain after acquired affiliates (filed as Exhibit 10.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended September 30, 2009, filed November 16, 2009). (Pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, the registrant has requested confidential treatment of portions of this exhibit deleted from the filed copy.)(1)

Exhibit
Number		Description

10.27		Office Lease Agreement dated as of May 21, 2009, between Ambient Corporation and NS 7/57 Acquisition LLC (filed as Exhibit 10.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended June 30, 2009, filed August 7, 2009).(1)
21		Subsidiaries
23.1		Consent of Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
23	.2*	Consent of Shipman & Goodwin LLP, included in opinion filed as Exhibit 5.1
24.1		Power of Attorney (See Signatures to this Form S-1)
101	.INS†*	XBRL Instance Document
101	.SCH†*	XBRL Taxonomy Extension Schema
101	.CAL†*	XBRL Taxonomy Extension Calculation Linkbase
101	.DEF†*	XBRL Taxonomy Extension Definition Linkbase
101	.LAB†*	XBRL Taxonomy Extension Label Linkbase
101	.PRE†*	XBRL Taxonomy Extension Presentation Linkbase

*	To be filed by amendment

+	Management Agreement

†	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

(1)	Incorporated by reference

(b) Financial Statement Schedules. All financial statement schedules have been omitted because they are not required by Regulation S-X or are not applicable or the required information is included in the registrant’s financial statements or notes thereto.

ITEM 17.	UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purposes determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newton, State of Massachusetts, on August 19, 2011.

AMBIENT CORPORATION

By:	/s/ John J. Joyce
JOHN J. JOYCE
PRESIDENT and
CHIEF EXECUTIVE OFFICER

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints John J. Joyce and Mark L. Fidler, and each of them, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution for him/her in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the shares of common stock under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ John J. Joyce John J. Joyce	PRESIDENT, CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD and DIRECTOR (Principal Executive Officer)	August 19, 2011

/s/ Mark L. Fidler Mark L. Fidler	VICE PRESIDENT, CHIEF FINANCIAL OFFICER and TREASURER (Principal Financial Officer and Principal Accounting Officer)	August 19, 2011

/s/ Michael L. Widland Michael L. Widland	DIRECTOR	August 19, 2011

/s/ D. Howard Pierce D. Howard Pierce	DIRECTOR	August 19, 2011

/s/ Thomas Michael Higgins Thomas Michael Higgins	DIRECTOR	August 19, 2011

/s/ Shad L. Stastney Shad L. Stastney	DIRECTOR	August 19, 2011

/s/ Francesca E. Scarito Francesca E. Scarito	DIRECTOR	August 19, 2011

S-1

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3.1		Restated Certificate of Incorporation of Ambient Corporation, as amended
3.2		Bylaws of Ambient Corporation
4.1		Specimen Stock Certificate
4.2		Common Stock Purchase Warrant (Series A) (filed as Exhibit 4.2 to the Current Report of Ambient Corporation on Form 8-K, filed July 31, 2007).(1)
4.3		Common Stock Purchase Warrant (Series B) (filed as Exhibit 4.3 to the Current Report of Ambient Corporation on Form 8-K, filed July 31, 2007).(1)
4.4		Common Stock Purchase Warrant (Series C) (filed as Exhibit 4.2 to the Current Report of Ambient Corporation on Form 8-K, filed July 31, 2007).(1)
4.5		Common Stock Purchase Warrant (Series D) (filed as Exhibit 4.3 to the Current Report of Ambient Corporation on Form 8-K, filed November 5, 2007).(1)
4.6		Common Stock Purchase Warrant (Series E) (filed as Exhibit 4.2 to the Current Report of Ambient Corporation on Form 8-K, filed January 17, 2008).(1)
4.7		Warrant issued as of April 23, 2008 (filed as Exhibit 4.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended June 30, 2008, filed August 14, 2008).(1)
4.8		Common Stock Purchase Warrant (Series G) (filed as Exhibit 4.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended September 30, 2009, filed November 16, 2009).(1)
5	.1*	Opinion of Shipman & Goodwin LLP
10.1		Ambient Corporation 2000 Equity Incentive Plan (filed as Appendix A to the Definitive Information Statement of Ambient Corporation on Schedule 14C, filed December 24, 2009).(1)+
10.2		Ambient Corporation 2002 Non-Employee Directors Stock Option Plan (filed as Appendix B to the Definitive Information Statement of Ambient Corporation on Schedule 14C, filed December 24, 2009).(1)
10.3		Amended and Restated Employment Agreement effective as of December 30, 2008 between Ambient Corporation and John Joyce (filed as Exhibit 10.4 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended March 31, 2008, filed May 15, 2008).(1)+
10.4		Amended and Restated Employment Agreement effective as of June 2, 2008 between Ambient Corporation and Ramdas Rao (filed as Exhibit 10.5 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended March 31, 2008, filed May 15, 2008).(1)+
10.5		Employment Agreement effective as of August 4, 2011 between Ambient Corporation and Mark L. Fidler (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed on August 8, 2011).(1)+
10.6		Securities Purchase Agreement dated as of May 26, 2006 among Ambient Corporation and certain investors (filed as Exhibit 10.8 to the Registration Statement of Ambient Corporation on Form SB-2, filed June 8, 2006, as File No. 333-134872).(1)
10.7		Registration Rights Agreement dated as of May 26, 2006 among Ambient Corporation and certain investors (filed as Exhibit 10.9 to the Registration Statement of Ambient Corporation on Form SB-2, filed June 8, 2006, as File No. 333-134872).(1)
10.8		Registration Rights Agreement, dated as of July 31, 2007, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed on July 31, 2007).(1)
10.9		Securities Purchase Agreement, dated as of July 31, 2007 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Current Report of Ambient Corporation on Form 8-K, filed on July 31, 2007).(1)
10.10		Security Agreement, dated as of July 31, 2007 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.3 to the Current Report of Ambient Corporation on Form 8-K, filed on July 31, 2007).(1)

Exhibit
Number	Description

10.11	Securities Purchase Agreement dated as of November 1, 2007, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed on November 5, 2007).(1)
10.12	First Amendment dated as of November 1, 2007 to Registration Rights Agreement, dated as of July 31, 2007, between Ambient and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Current Report of Ambient Corporation on Form 8-K, filed on November 5, 2007).(1)
10.13	First Amendment dated as of November 1, 2007 to Securities Purchase Agreement, dated as of July 31, 2007 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.3 to the Current Report of Ambient Corporation on Form 8-K, filed on November 5, 2007).(1)
10.14	Securities Purchase Agreement dated as of January 15, 2008, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed on January 17, 2008).(1)
10.15	Second Amendment dated as of January 15, 2008 to Registration Rights Agreement, dated as of July 31, 2007, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Current Report of Ambient Corporation on Form 8-K, filed on January 17, 2008).(1)
10.16	First Amendment dated as of January 15, 2008 to Securities Purchase Agreement, dated as of November 1, 2007, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.3 to the Current Report of Ambient Corporation on Form 8-K, filed on January 17, 2008).(1)
10.17	Second Amendment dated as of January 15, 2008 to Securities Purchase Agreement, dated as of July 31, 2007, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.4 to the Current Report of Ambient Corporation on Form 8-K, filed on January 17, 2008).(1)
10.18	Securities Purchase Agreement dated as of April 23, 2008 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended June 30, 2008, filed August 14, 2008).(1)
10.19	Amendment and Waiver dated as of April 23, 2008 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended June 30, 2008, filed August 14, 2008).(1)
10.20	Debenture Amendment Agreement dated as of November 21, 2008 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed November 24, 2008).(1)
10.21	Securities Purchase Agreement, dated as of November 16, 2009 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended September 30, 2009, filed November 16, 2009).(1)
10.22	Registration Rights Agreement, dated as of November 16, 2009 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.3 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended September 30, 2009, filed November 16, 2009).(1)
10.23	Amendment to Securities Purchase Agreement dated as of January 15, 2010, between Ambient and Vicis Capital Master Fund (filed as Exhibit 10.26 to the Annual Report of Ambient Corporation on Form 10-K for the year ended December 31, 2009, filed March 31, 2010).(1)
10.24	Commercial Deployment Agreement dated as of March 31, 2008 between Ambient Corporation and Duke Energy Carolinas, LLC (filed as Exhibit 10.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended March 31, 2008, filed May 15, 2008). (Pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, the registrant has requested confidential treatment of the portion of this exhibit deleted from the filed copy).(1)
10.25	Master Supply and Alliance Agreement dated as of February 17, 2009 between Ambient Corporation and Bel Fuse Inc. (Pursuant to Rule 406 under the Securities Act of 1933, the registrant has requested confidential treatment of the portion of this exhibit deleted from the filed copy).

Exhibit
Number		Description

10.26		Product Sales, Services & Software Agreement between Ambient Corporation and Duke Energy business Services LLC on its own behalf and as agent for and on behalf of Duke Energy Carolinas, LLC, Duke Energy Indiana, Inc, Duke Energy Ohio, Inc., Duke Energy Kentucky, Inc., and certain after acquired affiliates (filed as Exhibit 10.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended September 30, 2009, filed November 16, 2009). (Pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, the registrant has requested confidential treatment of portions of this exhibit deleted from the filed copy.)(1)
10.27		Office Lease Agreement dated as of May 21, 2009, between Ambient Corporation and NS 7/57 Acquisition LLC (filed as Exhibit 10.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended June 30, 2009, filed August 7, 2009).(1)
21		Subsidiaries
23.1		Consent of Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
23	.2*	Consent of Shipman & Goodwin LLP, included in opinion filed as Exhibit 5.1
24.1		Power of Attorney (see Signatures to this Form S-1)
101	.INS†*	XBRL Instance Document
101	.SCH†*	XBRL Taxonomy Extension Schema
101	.CAL†*	XBRL Taxonomy Extension Calculation Linkbase
101	.DEF†*	XBRL Taxonomy Extension Definition Linkbase
101	.LAB†*	XBRL Taxonomy Extension Label Linkbase
101	.PRE†*	XBRL Taxonomy Extension Presentation Linkbase

*	To be filed by amendment

+	Management Agreement

†	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

(1)	Incorporated by reference